     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 28, 1997



                                                      REGISTRATION NO. 333-25141

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 1


                                       TO

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                              HANOVER DIRECT, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                      DELAWARE                                             13-0853260
          (STATE OR OTHER JURISDICTION OF                               (I.R.S. EMPLOYER
           INCORPORATION OR ORGANIZATION)                            IDENTIFICATION NUMBER)

                             1500 HARBOR BOULEVARD
                          WEEHAWKEN, NEW JERSEY 07087
                                 (201) 863-7300
    (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                  OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                   Rakesh K. Kaul                                          COPY TO:
                Hanover Direct, Inc.
                1500 Harbor Boulevard                               Monte E. Wetzler, Esq.
             Weehawken, New Jersey 07087                        Brown Raysman Millstein Felder
                   (201) 863-7300                                        & Steiner LLP
         (NAME, ADDRESS, INCLUDING ZIP CODE,                         120 West 45th Street
        AND TELEPHONE NUMBER, INCLUDING AREA                       New York, New York 10036
             CODE, OF AGENT FOR SERVICE)                                (212) 944-1515


    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable following the effective date of this Registration Statement and the effective date of the Rights Offering described herein.


    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
------

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
------


    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]



                        CALCULATION OF REGISTRATION FEE



=================================================================================================================
                                                                                   PROPOSED
                                                                 PROPOSED          MAXIMUM
                                                                 MAXIMUM          AGGREGATE
                                          AMOUNT TO BE       AGGREGATE PRICE       OFFERING         AMOUNT OF
  TITLE OF SHARES TO BE REGISTERED         REGISTERED          PER SHARE(1)        PRICE(1)      REGISTRATION FEE
-----------------------------------------------------------------------------------------------------------------
Common Stock, par value $.66- 2/3
  per share.........................  55,595,556 Shares(2)         $.90          $50,036,000        $15,163(3)
-----------------------------------------------------------------------------------------------------------------
Rights to Purchase Shares of Common
  Stock.............................  55,595,556 Rights(4)          --                --                --
=================================================================================================================



(1) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457 of the Securities Act of 1933, as amended.



(2) Represents the maximum number of shares of Common Stock, par value $.66- 2/3 per share, issuable upon the exercise of the Rights to purchase shares of Common Stock to be distributed in connection with the Rights Offering described in this Registration Statement.



(3) Of this amount, $15,152 was paid with the Registration Statement filed with the Securities and Exchange Commission on April 14, 1997.



(4) Represents the maximum number of Rights which may be issued in connection with the Rights Offering described in this Registration Statement.

                            ------------------------


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.

================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                  PRELIMINARY PROSPECTUS, DATED APRIL 28, 1997

PROSPECTUS

                               55,555,556 SHARES

                             [HANOVER DIRECT LOGO]

                                  COMMON STOCK
                            ------------------------


    Hanover Direct, Inc., a Delaware corporation (the "Company" or "Hanover"), is distributing to holders of record of its common stock, par value $.66 2/3 per share (the "Common Stock"), and its Series B Convertible Additional Preferred Stock, par value $.01 and stated value $10.00 per share (the "Series B Preferred Stock"), outstanding as of Monday, April 28, 1997 (the "Record Date") transferable subscription rights (the "Rights") to subscribe for and purchase additional shares of Common Stock for a price of $.90 per share (the "Subscription Price").



    Each shareholder will receive .38 transferable Rights for each share of Common Stock held of record on the Record Date and .57 transferable Rights for each share of Series B Preferred Stock held of record on the Record Date. The number of Rights distributed by the Company to each holder of Common Stock and Series B Preferred Stock will be rounded up to the nearest whole number. Each Right will be exercisable for one share of Common Stock. No fractional Rights or cash in lieu thereof will be issued or paid. Holders of Rights are entitled to purchase for the Subscription Price one share of Common Stock for each Right held. Record Date stockholders who fully exercise all Rights distributed to them will also be entitled to subscribe at the Subscription Price for shares of Common Stock that are not otherwise purchased pursuant to the exercise of Rights, subject to proration by the Company under certain circumstances. Once a holder of Rights has exercised such Rights pursuant to either subscription privilege, such exercise may not be revoked. The Rights will be evidenced by transferable subscription certificates ("Subscription Certificates"). An aggregate of up to approximately 55,555,556 shares of Common Stock (the "Underlying Shares") will be sold upon exercise of the Rights or pursuant to the Standby Purchase Agreement, dated as of March 26, 1997 (the "Standby Purchase Agreement"), between the Company and Richemont S.A., a Luxembourg public company which is an affiliate of Hanover's majority shareholder (together with its wholly-owned subsidiary Richemont Finance S.A., "Richemont"). The distribution of the Rights and the sale of the shares of Common Stock upon the exercise of the Rights or pursuant to the Standby Purchase Agreement is referred to herein as the "Rights Offering." See "THE RIGHTS OFFERING."



    The Rights will expire at 5:00 p.m., New York City time, on Friday, May 30, 1997 (the "Expiration Date"). Holders of Rights are encouraged to consider carefully the exercise or sale of the Rights by the Expiration Date. After the Expiration Date, unexercised Rights will be null and void. See "THE RIGHTS OFFERING."



    Richemont has agreed, pursuant to and subject to the terms and conditions of the Standby Purchase Agreement, to purchase, at the Subscription Price, any of the Underlying Shares that are not purchased through the exercise of the subscription privileges ("Unsubscribed Shares"). NAR Group Limited, a private holding company (together with its affiliates, "NAR") which is the beneficial owner of approximately 55.7% of the Common Stock of the Company as of the date hereof, on a fully-diluted basis, has irrevocably agreed with the Company, subject to and upon the consummation of the Rights Offering, to exercise at the Subscription Price that number of Rights distributed to it for the purchase of shares of Common Stock having an aggregate purchase price of at least $10 million, the purchase price for such shares to be paid by NAR by the surrender and cancellation of the principal amount of a $10 million promissory note held by one of its affiliates. See "THE RIGHTS OFFERING -- Standby Purchase Commitment."


     REFERENCE IS MADE TO "RISK FACTORS" BEGINNING ON PAGE 10 WHICH CONTAINS MATERIAL INFORMATION THAT SHOULD BE CONSIDERED IN CONNECTION WITH THE SECURITIES BEING OFFERED HEREBY.


    The Common Stock is traded on the American Stock Exchange (the "AMEX") under the symbol HNV. It is anticipated that the Rights will trade on the AMEX and in the over-the-counter market. There can be no assurance, however, that a market for the Rights will develop or as to the price at which the Rights will trade. The last reported sales price of the Common Stock on the American Stock Exchange on April 24, 1997 was $.75 per share. See "PRICE RANGE OF COMMON STOCK."


  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.


                 The date of this Prospectus is April 29, 1997.

     NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATION SHOULD NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OTHER PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SECURITIES OFFERED HEREBY TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION MAY NOT LAWFULLY BE MADE.
                            ------------------------

                             AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-3 (together with any amendments thereto, the "Registration Statement") under the Securities Act with respect to the Rights and the Underlying Shares. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission and certain items of which may be contained in schedules and exhibits to the Registration Statement as permitted by the rules and regulations of the Commission and to which reference is hereby made for further information with respect to the Company and the Common Stock. Items of information omitted from this Prospectus but contained in the Registration Statement may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission: 7 World Trade Center, New York, New York 10048, and Citicorp Center, 500 West Madison, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants, such as the Company, that file electronically with the Commission. The address of the Web site is http://www.sec.gov.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission referred to above. In addition, copies of such reports, proxy statements and other information concerning the Company may also be inspected and copied at the offices of the American Stock Exchange at 86 Trinity Place, New York, New York 10006 on which exchange the Common Stock is listed and traded.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


     The following documents filed by the Company with the Commission are incorporated herein by reference: (a) the Annual Report on Form 10-K for the fiscal year ended December 28, 1996, as amended by Amendment Nos. 1 and 2 thereto filed April 14, 1997 and April 28, 1997, respectively; and (b) the Registration Statement on Form 8-B (Registration No. 1-12082) filed with the Commission on June 14, 1993.


     All documents subsequently filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering of the Common Stock shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the respective date of filing of each such document. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or suspended shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom this Prospectus is delivered, upon written or oral request, a copy of any or all of the documents incorporated by reference herein, other than certain exhibits to such documents. Requests for such documents should be directed to Edward J. O'Brien, Secretary, Hanover Direct, Inc. at 1500 Harbor Boulevard, Weehawken, New Jersey 07087 or telephone number (201) 863-7300.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements and notes thereto appearing elsewhere in this Prospectus or incorporated by reference herein.

                                  THE COMPANY

     The Company is a leading direct specialty retailer that markets, via a portfolio of branded specialty catalogs, home fashions, general merchandise, men's and women's apparel and gifts. The Company's catalogs include Domestications(R), a leading specialty home textile catalog, The Company Store(R), an upscale direct marketer of down comforters and other down and related products for the home, Kitchen & Home(R), an upscale kitchen and home product catalog, Improvements(R), a do-it-yourself home improvements catalog, The Safety Zone(R), a direct marketer of safety, prevention and protection products, Colonial Garden Kitchens(R), featuring work saving and lifestyle enhancing items for the kitchen and home, Silhouettes(R), featuring everyday, workout, special occasion and career fashions for larger sized women, Tweeds(R), the European inspired women's fashion catalog, International Male(R), offering unique men's fashions with an international flair, Austad's(R), a direct marketer of golf equipment, apparel and accessories, Undergear(R), a leader in activewear, workout wear and fashion underwear for men, and Gump's By Mail(R), a leading upscale catalog of luxury gifts. During 1996, the Company mailed approximately 332 million catalogs and had total revenues of approximately $700 million. The Company maintains a proprietary customer list currently containing approximately 14 million names of customers who have made purchases from at least one of the Company's catalogs within the past 36 months. Over 6 million of the names on the list represent customers who have made purchases from at least one of the Company's catalogs within the last 12 months.

     The Company is incorporated in Delaware with its principal executive office at 1500 Harbor Boulevard, Weehawken, New Jersey 07087. The Company's telephone number is (201) 863-7300.

                      RELATIONSHIP WITH NAR AND RICHEMONT


     NAR is the beneficial owner of approximately 55.7% of the Company's Common Stock on a fully-diluted basis as of the date hereof. NAR, a private investment holding company, is a joint venture between the family of Alan G. Quasha, a Director and the Chairman of the Board of the Company, and Compagnie Financiere Richemont A.G., a Swiss public company with interests primarily in the fields of luxury goods and tobacco and the sole voting shareholder of Richemont ("CFR"). In its latest financial year ending March 31, 1996, CFR reported a consolidated operating profit of $1.246 billion on consolidated sales of $6.7 billion. CFR has a current market capitalization of $7.7 billion, making it the tenth largest company quoted on the Swiss stock exchange. CFR's tobacco interests are held through Rothmans International. Its interests in the luxury goods industry are held through the Vendome Luxury Group, which owns a portfolio of well-known international brands, including Cartier, Piaget, Baume & Mercier, Alfred Dunhill and Montblanc. See "RISK FACTORS -- Relationship with NAR" and "-- Dependence on NAR and Richemont."


                              THE RIGHTS OFFERING


Rights..........................   Each shareholder will receive .38
                                   transferable Rights for each share of Common
                                   Stock held of record on Monday, April 28, 1997, the Record Date, and .57 transferable
                                   Rights for each share of Series B Preferred
                                   Stock held of record on the Record Date. The number of Rights distributed by the Company to each holder of Common Stock and Series B
                                   Preferred Stock will be rounded up to the nearest whole number. Each Right will be exercisable for one share of Common Stock. No fractional Rights or cash in lieu thereof will be issued or paid. The Underlying Shares will be sold upon exercise of the Rights or pursuant to the Standby Purchase Agreement between the

                                   Company and Richemont. The distribution of the Rights and the sale of the shares of Common Stock upon the exercise of the Rights or pursuant to the Standby Purchase Agreement is referred to herein as the "Rights Offering." See "THE RIGHTS OFFERING -- The Rights."



Basic Subscription Privilege....   Each Right will be exercisable for one share
                                   of Common Stock (the "Basic Subscription
                                   Privilege"). The number of Rights distributed by the Company to each holder of Common Stock and Series B Preferred Stock will be rounded up to the nearest whole number. No fractional
                                   Rights or cash in lieu thereof will be issued or paid. See "THE RIGHTS
                                   OFFERING -- Subscription Privileges -- Basic
                                   Subscription Privilege."



Oversubscription Privilege......   Record Date stockholders who fully exercise
                                   all Rights distributed to them will also be entitled to subscribe at the Subscription
                                   Price for shares of Common Stock that are not otherwise purchased pursuant to the exercise of Rights, subject to proration by the Company under certain circumstances (the
                                   "Oversubscription Privilege"). If the
                                   Underlying Shares not subscribed for through the Basic Subscription Privilege ("Excess
                                   Shares") are not sufficient to satisfy all subscriptions pursuant to the
                                   Oversubscription Privilege, the Excess Shares will be allocated pro rata (subject to the elimination of fractional shares) among those holders of Rights exercising the
                                   Oversubscription Privilege, in proportion to the number of shares requested by them pursuant to the Oversubscription Privilege.
                                   See "THE RIGHTS OFFERING -- Subscription
                                   Privileges -- Oversubscription Privilege."



Subscription Price..............   $.90 in cash per share of Common Stock
                                   subscribed for pursuant to the Basic
                                   Subscription Privilege or the
                                   Oversubscription Privilege. The Subscription
                                   Price of the Rights represents a premium to the market price of the Common Stock at the date of this Prospectus. See "THE RIGHTS
                                   OFFERING -- Subscription Price."



Transferability of Rights.......   The Rights are transferable, and it is
                                   anticipated that they will trade on the AMEX and in the over-the-counter market until the close of business on the last trading day prior to the Expiration Date. There can be no assurance, however, that a market for the Rights will develop or as to the price at which the Rights will trade. See "THE RIGHTS
                                   OFFERING -- Listing and Trading."



                                   The Subscription Agent will endeavor to sell
                                   Rights for holders who have so requested by delivering Subscription Certificates with the instruction for sale properly executed to the Subscription Agent by 11:00 a.m., New York City time, on Tuesday, May 27, 1997. Any brokerage commission, taxes and other direct expenses of sale will be paid by the holder. There can be no assurance that the Subscription Agent will be able to sell any Rights or as to the prices the Subscription Agent may be able to obtain in such sales. See "THE RIGHTS OFFERING -- Method of Transferring Rights."


                                   The right to subscribe for additional shares of Common Stock pursuant to the Oversubscription Privilege is not transferable.


Rights Ticker Symbol............   HNVRT



Record Date.....................   Monday, April 28, 1997



Expiration Date.................   Friday, May 30, 1997, at 5:00 p.m., New York
                                   City time



Procedure for Exercising
Rights..........................   Basic Subscription Privileges and
                                   Oversubscription Privileges may be exercised by properly completing the Subscription
                                   Certificate and forwarding such Subscription
                                   Certificate (or following the Guaranteed
                                   Delivery Procedures described herein), with payment of the Subscription Price for each Underlying Share subscribed for pursuant to the Basic Subscription Privilege and the Oversubscription Privilege, to the
                                   Subscription Agent on or prior to the
                                   Expiration Date. If the mail is used to
                                   forward Subscription Certificates, it is recommended that insured, registered mail be used. See "THE RIGHTS OFFERING -- Exercise of
                                   Rights."



                                   ONCE A HOLDER OF RIGHTS HAS EXERCISED THE
                                   BASIC SUBSCRIPTION PRIVILEGE AND, IF
                                   APPLICABLE, THE OVERSUBSCRIPTION PRIVILEGE,
                                   SUCH EXERCISE MAY NOT BE REVOKED. See "THE
                                   RIGHTS OFFERING -- No Revocation."



Procedure for Exercising Rights
by Foreign Stockholders.........   Subscription Certificates will not be mailed
                                   to record holders of the Common Stock and Series B Preferred Stock outstanding as of the Record Date whose addresses are outside the United States but will be held by the Subscription Agent for their account. To exercise such Rights, such holders must notify the Subscription Agent on or prior to 11:00 a.m., New York City time, on Tuesday,
                                   May 27, 1997, at which time (if no
                                   instructions have been received) the Rights represented thereby will be sold, if feasible, and the net proceeds, if any, remitted to such holders. See "THE RIGHTS
                                   OFFERING -- Foreign and Certain Other
                                   Shareholders."



Persons Holding Shares, or
Wishing to Exercise Rights,
  Through Others................   Persons holding shares of Common Stock and
                                   receiving the Rights distributable with
                                   respect thereto through a broker, dealer, commercial bank, trust company or other nominee, as well as persons holding certificates representing shares of Common
                                   Stock personally who would prefer to have such institutions effect transactions relating to the Rights on their behalf, should contact the appropriate institution or nominee and request it to effect the transaction for them. See "THE RIGHTS
                                   OFFERING -- Exercise of Rights."

Issuance of Common Stock........   Certificates representing shares of Common
                                   Stock purchased pursuant to the Basic
                                   Subscription Privilege will be delivered to subscribers as soon as practicable after the Expiration Date. Certificates representing shares of Common Stock purchased pursuant to the Oversubscription Privilege will be delivered to subscribers as soon as practicable after the Expiration Date and after all prorations have been effected. See
                                   "THE RIGHTS OFFERING -- Subscription
                                   Privileges."



Pre-Funding by Richemont........   In order to facilitate vendor shipments and
                                   to permit the commencement of the Company's plan to consolidate certain of its warehousing facilities, Richemont has advanced $30 million as of the date of this Prospectus against its commitment to purchase all of the Unsubscribed Shares pursuant to the Standby Purchase Agreement. The Company has executed a subordinated promissory note in the amount of $30 million to evidence this indebtedness (the "Richemont Promissory
                                   Note"). See "RECENT
                                   DEVELOPMENTS -- Pre-Funding by Richemont" and
                                   "USE OF PROCEEDS."



Use of Proceeds.................   The gross cash proceeds from the Rights
                                   Offering of $40 million (after giving effect to the acquisition and exercise by NAR of Rights having an aggregate purchase price of $10 million to be paid for by surrender and cancellation of the $10 million promissory note held by one of its affiliates (the "IMR
                                   Promissory Note")) will be used to repay the $30 million principal amount outstanding under the Richemont Promissory Note and the balance of the proceeds will be used for working capital and general corporate purposes, including to repay amounts, if any, outstanding under the Credit Facility with Congress. See "USE OF PROCEEDS."


Subscription Agent..............   American Stock Transfer & Trust Company (the
                                   "Subscription Agent"). The Subscription
                                   Agent's telephone number is (212) 936-5100 or
                                   (718) 921-8200.

Information Agent...............   Morrow & Co., Inc. (the "Information Agent").
                                   The Information Agent's telephone number is 1-800-566-9061. Banks and brokerage firms should call 1-800-662-5200.


Standby Commitment..............   Pursuant to the Standby Purchase Agreement,
                                   Richemont has agreed to purchase, at the Subscription Price, any of the Unsubscribed
                                   Shares. NAR has irrevocably agreed with the Company, subject to and upon the consummation of the Rights Offering, to exercise at the Subscription Price that number of Rights distributed to it for the purchase of shares of Common Stock having an aggregate purchase price of $10 million, the purchase price for such shares to be paid by NAR by the surrender and cancellation of the IMR
                                   Promissory Note. See "THE RIGHTS
                                   OFFERING -- Standby Purchase Commitment."

Federal Income Tax
Considerations..................   See "THE RIGHTS OFFERING -- Certain Federal
Income Tax Consequences to Holders" and "THE RIGHTS OFFERING -- Certain United
                                   States Tax Consequences to Non-United States
                                   Holders."



Shares of Common Stock
Outstanding after Rights
  Offering......................   Approximately 199,960,253 shares of Common
                                   Stock will be outstanding after the Rights
                                   Offering, based on the number of shares
                                   outstanding on the Record Date.



Risk Factors....................   In addition to the other information
                                   contained in this Prospectus and the
                                   documents incorporated by reference herein, prospective purchasers should consider the risk factors set forth elsewhere herein prior to deciding whether to exercise or sell their Rights.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The summary consolidated financial data for the fiscal years 1992 through 1996 have been derived from the consolidated financial statements of the Company (successor to The Horn & Hardart Company or "H&H") and its subsidiaries, which statements have been audited by Arthur Andersen LLP, independent public accountants, whose report on certain of such financial statements is included elsewhere and incorporated by reference in this Prospectus. Certain reclassifications have been made to the financial data for the fiscal years prior to 1993 in order to conform with the fiscal 1993 presentation.

     In September 1993, the Company was formed in connection with the mergers involving the Company, H&H and The Hanover Companies ("THC"), a wholly owned subsidiary of H&H. The mergers were accounted for similarly to a pooling-of-interests, and, accordingly, the Company's summary consolidated financial data include the results of H&H and THC for all applicable periods presented.


                                    1992          1993          1994          1995           1996
                                 -----------   -----------   -----------   -----------   ------------
                                           (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
INCOME STATEMENT DATA:
Revenues.......................  $   586,562   $   642,511   $   768,884   $   749,767   $    700,314
Depreciation and
  amortization.................        2,681         3,279         6,157         9,020         12,192
Operating (loss) income........       14,402        19,076        15,975       (22,619)       (94,497)
Interest expense, net..........       13,135         2,757         2,813         4,531          8,398
Income (loss) before
  extraordinary items and
  cumulative effect of
  accounting change for income
  taxes........................        1,048        17,337        14,838       (28,153)      (103,895)
Extraordinary items............        9,201            --            --        (1,837)        (1,134)
Cumulative effect of accounting
  change for income taxes......       10,000            --            --            --             --
                                 -----------   -----------   -----------   -----------   ------------
Net income (loss)..............  $    20,249        17,337        14,838       (29,990)      (105,029)
Preferred stock dividends......       (3,197)       (4,093)         (135)         (240)          (225)
                                 -----------   -----------   -----------   -----------   ------------
Net income (loss) applicable to
  common stockholders..........  $    17,052   $    13,244   $    14,703   $   (30,230)  $   (105,254)
                                 ===========   ===========   ===========   ===========   ============
Per Share:
Income (loss) before
  extraordinary items and
  cumulative effect of
  accounting change for income
  taxes........................  $      (.06)  $      0.17   $      0.16   $      (.30)  $       (.93)
Extraordinary items............          .24            --            --          (.02)          (.01)
Cumulative effect of accounting
  change for income taxes......          .26            --            --            --             --
                                 -----------   -----------   -----------   -----------   ------------
Net income (loss)..............  $       .44   $       .17   $       .16   $      (.32)  $       (.94)
                                 ===========   ===========   ===========   ===========   ============
Weighted average number of
  shares outstanding:
Primary........................   38,467,015    75,625,330    93,285,190    93,029,816    111,441,247
                                 ===========   ===========   ===========   ===========   ============
Fully diluted..................   38,467,015    77,064,131    93,235,190    93,029,816    111,441,247
                                 ===========   ===========   ===========   ===========   ============
BALANCE SHEET DATA (END OF
  PERIOD):
Working capital (deficit)......  $    31,566   $    25,180   $    58,501   $    28,774   $     (1,507)
Total assets...................      134,352       188,838       262,246       279,009        220,827
Total debt.....................       43,362        36,160        37,915        62,802         65,189
Preferred stock of
  subsidiary...................       32,842            --            --            --             --
Shareholders' (deficit)
  equity.......................      (19,758)       45,868       109,725        87,210         31,740


     There were no cash dividends declared on the Common Stock in any of the periods.

                See Notes to Consolidated Financial Statements.

                                  RISK FACTORS

     In addition to all the other information contained in this Prospectus and the documents incorporated by reference, prospective purchasers should consider the risk factors set forth below prior to deciding whether to exercise or sell the Rights.

OPERATING LOSSES; FUTURE OPERATING RESULTS


     The Company has recently experienced significant operating losses. The Company reported a net loss of $105 million, or $(.94) per share, for the year ended December 28, 1996 compared to a net loss of $30 million, or $(.32) per share, for the year ended December 30, 1995. For the year ended December 31, 1994, the Company reported net income of $14.8 million, or $.16 per share. Revenues decreased in the year ended December 28, 1996 to $700 million from $750 million in 1995 and $769 million in 1994. Revenues continued to decline in the first quarter of 1997 and are expected to be less than revenues in the first quarter of 1996 primarily due to a decrease in revenues related to discontinued catalogs. The Company recorded a loss from operations of $94.5 million in 1996, or (13.5)% of revenues, compared to a loss from operations of $22.6 million in 1995, or (3.0)% of revenues, and income from operations of $16.0 million, or 2.1% of revenues, for the same period in the prior year. The Company also will record a loss for the first quarter of 1997. As a result of the operating losses incurred in 1995 and 1996, the Company's financial condition deteriorated. The Company's working capital decreased from $58.5 million at December 31, 1994 to $28.8 million at December 30, 1995 and $(1.5) million at December 28, 1996. The Company's total debt increased from $37.9 million at December 31, 1994 to $62.8 million at December 30, 1995 and $65.2 million at December 28, 1996.



     The Company recorded special charges in 1996 of $36.7 million consisting of severance expenses, facility exit/relocation costs and fixed asset write-offs related to the previously announced downsizing of the Company as well as the write-off of certain long-lived assets. The net loss in 1996, without giving effect to such charges, was primarily a result of (i) increased inventory write-downs, (ii) lower response rates and (iii) increased order cancellations due to the Company's inability to properly sustain its inventory in-stock position. The Company's fixed cost infrastructure, which its continuing catalogs could not fully absorb, also contributed to the loss. The net loss in 1995 was primarily the result of the cumulative impact of the significant increases in postage and paper prices and weak consumer demand. In addition, the Company also incurred costs in connection with the consolidation of facilities into its new Roanoke, Virginia fulfillment center and the upgrade of its management information systems in 1995. See "RISK FACTORS -- Inefficiencies in Connection with New Fulfillment Facilities" and "-- Costs Associated with Computer Systems Conversion."



     Whether the Company is able to return to positive net income will depend on its ability to increase catalog product contribution margin and to effectively monitor and control costs. In December 1996, the Company announced a plan to reduce its annual operating costs on continuing catalogs by approximately $50 million starting January 1, 1997. See "THE COMPANY." The Company's ability to sufficiently improve upon its prior year's performance and implement its business strategy, including realignment of business units and expense reductions, is critical to maintaining adequate liquidity. There can be no assurance that the Company's future operations will generate net income. The generation of net income will depend on many factors, the unfavorable outcome of which would adversely affect the Company's results of operations. These factors include general economic conditions, the ability of the Company to continue to attract and retain customers, the level of competition, the ability of the Company to implement improved inventory procedures to more effectively control its business and the Company's ability to successfully identify, forecast and respond to customer preferences and fashion trends. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF CONSOLIDATED FINANCIAL CONDITION AND RESULTS OF OPERATIONS" in the Company's Annual Report on Form 10-K for the fiscal year ended December 28, 1996. In addition, to the extent the Company's revenues continue to decline, the Company may lose the critical mass it needs to cover fixed overhead costs.

IMPORTANCE OF LIQUIDITY TO THE COMPANY'S EXISTENCE


     As of December 28, 1996, the Company had borrowed approximately $27.2 million of the $53.2 million available under its $75 million secured credit facility (the "Credit Facility") with Congress Financial Corporation ("Congress") and had approximately $5 million of cash on hand. Remaining availability under the Credit Facility was approximately $26.0 million at December 28, 1996. At April 22, 1997, the Company had approximately $27.4 million of borrowings under the revolving credit facility (including documentary and standby letters of credit) and approximately $8.6 million outstanding under term loans, which are due in November 1997, as well as approximately $1.7 million of cash on hand. Remaining availability under the Credit Facility was approximately $6.6 million at April 22, 1997. See "THE COMPANY -- Financing -- Credit Facility." On April 23, 1997, Richemont advanced $30 million against its commitment to purchase all of the Unsubscribed Shares pursuant to the Standby Purchase Agreement. If the Company continues to sustain losses that must be funded with the proceeds of the Rights Offering, the Company may be in default under the Credit Facility, which requires the Company to maintain certain specified levels of working capital and net worth, and would accordingly be required to seek waivers therefrom and amendments thereto. The Company has been successful to date in obtaining waivers with respect to prior defaults including defaults for the 1996 fiscal year but there can be no assurance that the Company will be able to do so in the future. If the Company suffers a default in the future and is not able to obtain waivers and does not have availability under the Credit Facility, the Company may be required to borrow additional funds from public or private sources on a long-term or short-term basis or to sell assets. If it is not successful in any of these endeavors, the Company may ultimately need to seek protection under applicable insolvency laws affecting creditors' rights. However, the Company is not pursuing any of these alternatives at this time.


     The Company has substantial indebtedness which will become due in the next twelve months. As of December 28, 1996, the Company had approximately $8.9 million of revolving term loans under the Credit Facility outstanding which are due in November 1997. In addition, the Company had approximately $27.9 million of letters of credit available under the letter of credit facility provided by Richemont. The letters of credit will expire on February 18, 1998 and must be replaced by the Company.

TIGHTENING OF VENDOR CREDIT


     As a result of the operating losses mentioned above (see "RISK
FACTORS -- Operating Losses; Future Operating Results") and the Company's increased lack of liquidity, the Company experienced a tightening of vendor credit which has impacted the Company's ability to obtain merchandise on a timely basis. This has resulted in higher back order levels (unfilled orders) and increased cancellation and fulfillment costs which negatively impacted the Company's operating results in 1996. During 1996, the Company's back order level increased from $14.6 million at December 30, 1995 to $21.3 million at December 28, 1996. These back order levels have negatively affected initial order fulfillment rates which resulted in higher fulfillment expense due to increased split shipments and higher warehouse handling costs. Fulfillment costs (telemarketing, distribution, outbound transportation and credit card commission costs) increased from $91.4 million in 1995 (or 13% of sales) to $97.9 million in 1996 (or 14% of sales). Due to continued operating losses, the Company was required to use the proceeds from the $50 million rights offering conducted by the Company in the third quarter of 1996 (the "1996 Rights Offering") to fund such losses and the Company's working capital requirements. The Company believes that upon completion of the Rights Offering, the Company will return to more favorable trade terms with its suppliers; however, if the Company continues to experience operating losses, the Company may not be able to obtain such terms or sufficient quantities of merchandise on a cost-effective and timely basis to satisfy customer demand. See "RISK FACTORS -- Dependence on Suppliers."



     The Company has also experienced a general tightening of credit available to it as a result of its poor financial performance. For example, the Company has had difficulty concluding arrangements with equipment lessors in connection with certain equipment leasing transactions. If the Company's financial performance does not improve, to the extent the Company will be able to consummate any such or similar transactions, it will do so at a higher cost than would otherwise be available to it.

CAPITAL INTENSITY OF MAIL ORDER CATALOG BUSINESS; NEED FOR SELF-FUNDING

     As a general matter, the capital intensity of the mail order catalog business has increased recently, requiring companies to make a greater investment in working capital and systems which increase customer service (including improved delivery time and increased fill rates) in order to be competitive. The mail order catalog industry's fixed costs have also increased in recent years which has resulted in higher break even rates than previously experienced. At the same time, the sources of financing for mail order catalog companies have shrunk due to the number of bankruptcies in the industry and the high percentage of intangible assets owned by such companies to which traditional lenders frequently will not ascribe value as collateral for purposes of establishing lending limits, requiring such companies to self-fund growth. There is no assurance that the Company will have the funds to invest in working capital or systems or the resources to fund self-growth or to take advantage of opportunities in the industry. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF CONSOLIDATED FINANCIAL CONDITION AND RESULTS OF OPERATIONS" in the Company's Annual Report on Form 10-K for the fiscal year ended December 28, 1996.

REDUCTION IN CUSTOMER LISTS


     During 1996, the Company mailed approximately 332 million catalogs. The Company maintains a proprietary customer list currently containing approximately 14 million names of customers who have made purchases from at least one of the Company's catalogs within the past 36 months. This number is down from 18 million names in 1995 and 19 million names in 1994. Over 6 million of the names on the current list represent customers who have made purchases from at least one of the Company's catalogs within the last 12 months. This number is down from 7 million names in each of 1995 and 1994. To the extent the Company's customer list continues to decline, it may have a material adverse impact on the Company's future revenues and growth potential.


IMPORTANCE OF DOMESTICATIONS(R)


     The Company's Domestications(R) catalog is one of the nation's leading specialty home textile catalogs. Domestications'(R) revenues decreased from approximately $311 million in 1993 to revenues of approximately $202 million in 1996. Domestications'(R) 1993 revenues constituted approximately 48% of the Company's 1993 revenues while its 1996 revenues constituted approximately 34% of the Company's 1996 revenues from continuing catalogs. Domestications'(R) revenues continued to decline in the first quarter of 1997 and are expected to be less than such revenues in the first quarter of 1996. Domestications'(R) product contribution margin, which decreased 7 percentage points to (4)% from December 30, 1995 to December 28, 1996, was significantly impacted by additional costs in connection with its fulfillment operations at its home fashions distribution center in Roanoke, Virginia and by the lower recovery rates experienced from accelerated disposition of inventory as a result of poor in-stock positions resulting from liquidity problems. The Company's failure to increase the product contribution margins of Domestications(R) would have a material adverse effect upon its financial condition and results of operations.



IMPORTANCE OF THE COMPANY STORE(R) AND IMPROVEMENTS(R)


     The Company acquired the assets of The Company Store(R) in August 1993 and Improvements(R) in January 1995. The Company Stores'(R) revenues have increased from $53.3 million in 1994 to $81.2 million in 1996 while Improvements'(R) revenues have increased from $33.7 million in 1995 to $42.9 million in 1996. The Company does not anticipate a decline in the performance of these businesses, but if one should occur it could have a material adverse effect on the Company's financial condition and results of operations.

INCREASES IN COSTS OF MAILING AND PAPER

     The Company mails its catalogs and ships most of its merchandise through the United States Postal Service. In 1996, catalog mailing and product shipment expenses represented approximately 18% of revenues. Despite the reclassification of postal rates that became effective on July 1, 1996 which resulted in a decrease in such rates, the Company's mailing expenses did not change from 1995 to 1996 due principally to the inefficiencies in its Roanoke, Virginia fulfillment center and the tightening of vendor credit which resulted in a number of split shipments. See "RISK
FACTORS -- Tightening of Vendor Credit." Although it is generally the policy of the Company to recover the costs of shipping and handling from its customers, in 1996 it was unable to fully recover such costs. Paper costs represented approximately 8% of revenues in 1996. The Company does not expect a material reduction in these cost levels in 1997. In fact, the Company anticipates that paper prices will increase in the second half of 1997. The Company also anticipates an increase in postal rates in 1998. Significant increases in postal rates or paper costs would have a material adverse impact on the Company's results of operations to the extent that the Company is unable to offset such increases by raising selling prices or by implementing more efficient mailing, delivery and order fulfillment systems.


PAPER SHORTAGE

     From time to time, direct mail marketers have experienced a shortage of paper supply. Although the Company has in the past been able generally to satisfy its paper requirements, should another paper shortage arise, the Company may be unable to obtain paper in adequate quantities to produce its catalogs.

INEFFICIENCIES IN CONNECTION WITH NEW FULFILLMENT FACILITIES


     The Company consolidated certain warehouse and fulfillment operations in 1995 and 1996. The Company experienced operating inefficiencies and down-time, costs and expenses related to maintaining duplicate facilities, moving expenses, lease termination fees and severance expenses in connection therewith. As part of its plan to reduce annual operating costs, the Company intends to consolidate its Roanoke, Virginia and its Hanover, Pennsylvania fulfillment operations into its home fashions distribution center in Roanoke, Virginia. These moves are expected to be completed in the second half of 1997 and are expected to improve throughput and productivity at the facility while reducing the Company's operating costs. However, there is no assurance that the Company will be able to complete such moves on a timely basis, or that they will be executed without disruption to the business of one or more of the Company's catalogs or that additional costs will not be incurred in connection therewith. Although the Company believes its actions will lead to more efficient operations, there is no assurance that the Company will be able to achieve any improvement in efficiency or reduction in costs. In addition, although the Company maintains business interruption insurance for its primary facilities and other insurance for its business, a partial or total loss of operations at one or more of these consolidated facilities may have a material adverse effect upon the Company's financial position and results of operations. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF CONSOLIDATED FINANCIAL CONDITION AND RESULTS OF OPERATIONS" in the Company's Annual Report on Form 10-K for the fiscal year ended December 28, 1996.


COSTS ASSOCIATED WITH COMPUTER SYSTEMS CONVERSION

     The Company is continuing to upgrade its management information systems by implementing new integrated software and migrating from a centralized mainframe to mid-range mini-computers. As of December 28, 1996, the Company had invested approximately $17.9 million of capitalized costs in such systems and anticipates capital expenditures of approximately $1 million to complete the conversion. The Company brought two catalogs on-line in 1994, eight catalogs on-line in 1995 and one catalog on-line in 1996 (during which time it maintained its existing systems for its other catalogs). The Company plans to bring the balance of its catalogs on-line in 1997. The new management information systems have been designed to meet the Company's requirements as a high volume publisher of multiple catalogs and to permit the Company to achieve substantial economies of scale and improvements in the way its financial, merchandising, inventory, telemarketing, fulfillment and accounting functions are performed. Until the new systems are installed Company-wide, the Company will not achieve the full benefits of the new systems. There have been costs associated with maintaining duplicate facilities and certain inefficiencies and difficulties, including lower levels of customer service, in working with the new systems and maintaining duplicate systems as the transition process continues. There is no assurance that the Company will be able to overcome these difficulties and inefficiencies without them having a material adverse effect on the results of operations or that the new systems will be implemented as currently scheduled or that they will achieve the goals established by the Company.

CALL CENTER SERVICES AGREEMENT


     In the first quarter of 1997, the Company entered into a three-year call center services agreement with MCI Communications Corp. In connection therewith, the Company agreed to guarantee certain levels of call volume with certain exceptions which will create a liability in the event such levels of call volume are not achieved for whatever reason. In the event such levels of call volume are not achieved, the Company's results of operations may be materially adversely effected. See "THE COMPANY -- Telemarketing."


IMPLEMENTATION OF IMPROVED INVENTORY PROCEDURES


     The Company maintained a higher level of inventory than is consistent with satisfactory product contribution margins. In the latter part of 1996, the Company began implementing a plan to reduce the amount of such inventory. Inventories amounted to $67.6 million at December 28, 1996 as compared to $79.3 million at December 30, 1995, which represents approximately 38 days of sales and inventory at December 28, 1996 as compared to approximately 40 days at December 30, 1995. The Company has initiated additional procedures such as "open to buy" limitations to reduce its inventory position. There is no assurance that the Company will be able to implement these new procedures, particularly in a new decentralized environment. In the event the Company cannot implement these procedures successfully, there may be an adverse effect on the Company's results of operations.


DECREASE IN PRODUCT CONTRIBUTION MARGINS


     The Company's product contribution margin, after distribution costs, for the year ended December 28, 1996 was approximately (1.7)% while for the year ended December 30, 1995 it was approximately 6.7%. Product contribution margins have decreased due to additional costs in connection with its fulfillment operations at the Company's home fashions distribution center in Roanoke, Virginia and the lower recovery rates experienced from accelerated disposition of inventory as a result of poor in-stock positions resulting from liquidity problems. If the Company is unable to reverse such product contribution margin declines, its results of operations will be materially adversely effected.


CONSUMER SPENDING; WEAKNESS IN CONSUMER RESPONSE

     The success of the Company's operations depends upon a number of factors relating to consumer spending, including future economic conditions affecting disposable consumer income such as employment, business conditions, interest rates and taxation. There can be no assurance that weak economic conditions or changes in the retail environment or other economic factors that impact the level of consumer spending would not have a material adverse impact on the Company's financial condition or results of operations. In addition, due to reduced customer satisfaction arising from low fill rates and poor customer service, future response rates to the Company's product offerings could be significantly below past performance.

CREDIT RISKS

     Several of the Company's catalogs, including Domestications(R), International Male(R) and Gump's(R), offer their own credit cards. The Company also offers, for use with almost all catalogs, the use of the Hanover Shop At Home credit card, charges under which it finances through its facility with General Electric Credit Corporation. The Company has also utilized deferred billing arrangements for some of its catalogs from time to time but has decreased such use recently due to liquidity issues. The use of credit cards and deferred billing arrangements could be costly to the Company since it may need to fund such charges under available credit facilities. The Company's bad debt expense for the year ended December 28, 1996 was approximately $6.8 million while its bad debt expense for the year ended December 30, 1995 was approximately $4.5 million. There is no assurance that the use of credit cards and deferred billing arrangements will not lead to higher bad debt expenses, which would have a material adverse effect on the Company's results of operations.

REVENUES ASSOCIATED WITH DISCONTINUED CATALOGS


     The Company's revenues in 1996 were reduced by approximately $63 million from $166 million to $103 million related to discontinued catalogs. Revenues related to discontinued catalogs decreased in the first quarter of 1997. 1997 revenues may continue to be adversely impacted as a result of such discontinuance.


ADJUSTMENTS IN CARRYING VALUE AND USEFUL LIFE

     The Company assesses the carrying value and the economic useful life of its long-lived assets on an ongoing basis based on the estimated future net cash flows from such assets. The Company adjusted the carrying value of certain of its assets and took charges in 1996 of approximately $22 million relating thereto. There can be no assurance that the Company will not adjust the carrying value and the economic useful life of such long-lived assets further in the future which could have a material adverse effect on the Company's financial condition and results of operations.

COMPETITION


     The mail order catalog business is highly competitive. Sales growth in the direct marketing industry has encouraged the entry of many new competitors and an increase in competition from established companies. The Company's catalogs compete with other mail order catalogs, both specialty and general, and retail stores, including department stores, specialty stores and discount stores. In addition, new methods of competition, such as the internet, are posing new opportunities and threats to the Company's business. A number of the Company's competitors have substantially greater financial, distribution and marketing resources than the Company. In addition, due to the increased fixed costs experienced by the mail order catalog industry in recent years, the Company may be at a competitive disadvantage as compared to companies with substantially greater financial resources which will have a greater ability to meet these costs than the Company will have due to its limited financial resources. See "RISK FACTORS -- Importance of Liquidity to the Company's Existence."


SEASONALITY

     The Company has experienced substantially increased sales in the fourth quarter of each year as compared to the first three quarters, due primarily to the Company mailing more catalogs in the second part of the year. As a result, the fourth quarter is increasingly important to the Company's results of operations. However, in 1995 and 1996, the Company sustained net losses in such quarter. Accordingly, there can be no assurance that the Company's fourth quarter operations will continue to be more successful than the first three quarters.

DEPENDENCE ON SUPPLIERS

     Although the Company as a whole is generally not dependent on any one or small group of suppliers, several of its major catalogs are dependent on one or a small group of suppliers. There is no assurance that such suppliers will continue to provide the respective catalogs with the quantities of merchandise on the terms currently offered to the respective catalogs or that the respective catalogs will be able to find alternative suppliers on competitive terms.

     In addition, the Company's profitability depends upon its obtaining competitive terms from the merchandise vendors for its catalogs. In 1996, due to concerns over continuing operating losses at the Company and issues concerning the Company's continuing viability in light of the very difficult year for the Company, certain vendors tightened the terms available to the Company which resulted in higher back order levels and increased fulfillment costs which, in turn, negatively impacted the Company's operating results for the year. In addition, in recent weeks, certain factors have refused to extend credit against Company purchases. As a result, the Company has elected to deal directly with certain vendors. However, some of the Company's vendors have refused to ship to the Company on any terms. The Company believes that upon the completion of the Rights Offering, the Company will return to more favorable trade terms with its suppliers; however, if the Company continues to experience operating losses, the Company may not be able to obtain such terms or sufficient quantities of merchandise on a cost-effective and timely basis to satisfy customer demand.

FOREIGN SOURCING

     Approximately 12% of the Company's merchandise is purchased directly from foreign suppliers located principally in China, Hong Kong, India and Portugal. Such suppliers require the Company to post letters of credit relating to the merchandise purchased by the Company which increases the Company's cost of capital. The Company's business is subject to the risks generally associated with conducting business abroad, including adverse fluctuations in currency exchange rates (particularly those of the U.S. dollar against certain foreign currencies), changes in import duties or quotas, the imposition of taxes or other charges on imports, disruptions or delays in shipments and transportation, labor disputes and strikes. The Company minimizes currency risks by making most foreign purchases in U.S. dollars and does not generally utilize hedging instruments. The occurrence of any one or more of the other risks of doing business overseas could materially adversely effect the Company's financial position and its results of operations.

DEPENDENCE ON MANAGEMENT

     The success of the Company's operations depends in part on its ability to attract and retain skilled management personnel. As a result of the Company's losses, management turnover at the Company has been high. The Executive Vice President, Secretary and General Counsel and the Executive Vice President and Chief Financial Officer resigned in 1996. In addition, the Company's Chief Information Officer resigned but has been replaced. The Company recently retained a new President and Chief Executive Officer, Rakesh K. Kaul, who is building a management team, as well as a new Chief Financial Officer, Larry J. Svoboda. The General Counsel position is currently being filled on a part-time basis by an individual who has served as an outside provider of legal services to the Company. The Company does not currently have a retention program for its personnel. The loss of the services of the Company's management personnel could adversely effect the Company's results of operations.

TAX LOSS CARRYFORWARDS


     Realization of certain future tax benefits (for example, certain existing net operating loss carryforwards ("NOLs") and temporary timing differences of the Company) is dependent on the Company's ability to generate taxable income within the carryforward period and the periods in which net temporary differences reverse. Future levels of operating income and taxable income are dependent among other things upon general economic conditions, competitive pressures on sales and margins, postal and other delivery rates and other factors beyond the Company's control. Accordingly, no assurance can be given that sufficient taxable income will be generated for utilization of NOLs and reversals of temporary differences. See Note 13 of Notes to Consolidated Financial Statements included elsewhere in this Prospectus.


RESTRICTIONS ON DIVIDENDS

     The Company is restricted from paying dividends on its Common Stock or from acquiring any of its capital stock by certain debt covenants contained in agreements to which the Company is a party. Cash dividends have not been paid on the Common Stock since 1967.

RELATIONSHIP WITH NAR


     NAR is the beneficial owner of approximately 55.7% of the Company's Common Stock on a fully-diluted basis as of the date hereof. Assuming that all of the holders of Rights other than NAR exercise their Rights and that NAR exercises only the Rights distributed to it to purchase shares of Common Stock having an aggregate purchase price of $10 million and Richemont acquires the balance of NAR's shares, NAR would own approximately 46.1% of the Common Stock of the Company after the Rights Offering on a fully-diluted basis and Richemont would own approximately 9.3% of the Common Stock after the Rights Offering on a fully-diluted basis. Assuming that no Rights are exercised by the holders thereof other than NAR but that all the conditions of the Standby Purchase Agreement are satisfied or waived and that NAR exercises the Rights only to purchase shares of Common Stock having an aggregate purchase price of $10 million and Richemont purchases all of the Unsubscribed Shares pursuant to the Standby Purchase Agreement, NAR would own approximately 46.1% of the Common Stock after the Rights Offering on a fully-diluted basis and Richemont would own approximately 22.2% of the Common Stock after the Rights Offering on a fully-diluted basis. Currently, NAR has the power to elect the entire Board of Directors and, except as otherwise provided by law or the Company's Certificate of Incorporation, to approve any action requiring shareholder approval without a shareholders' meeting.


DEPENDENCE ON NAR AND RICHEMONT


     As the Company's financial performance has deteriorated, the Company has become increasingly dependent on NAR and its affiliates, including Richemont, for financial support. In November 1995, Intercontinental Mining & Resources Incorporated, an affiliate of NAR ("IMR"), purchased the Company's 9.25% Senior Subordinated Notes due August 1, 1998 from a third party in connection with the refinancing of the Company's indebtedness under the Credit Facility. In connection with the 1996 Rights Offering, NAR advanced $25 million to the Company which was repaid out of the proceeds of the 1996 Rights Offering. In addition, in connection with the 1996 Rights Offering, NAR agreed pursuant to a standby purchase agreement between it and the Company to exercise all rights distributed to it and to purchase all unsubscribed shares in the 1996 Rights Offering. As a result of its commitment, NAR acquired an aggregate of 30,914,830 shares of the Company's Common Stock at an aggregate cost to it of approximately $31,842,275. In September 1996, IMR loaned the Company $10 million as evidenced by the IMR Promissory Note in the principal amount of $10 million which became due in November 1996. NAR and the Company have agreed that such note will be used to satisfy NAR's agreement to acquire shares of Common Stock having an aggregate purchase price of at least $10 million in the Rights Offering. In December 1996, Richemont provided the Company with a facility for issuing up to approximately $28 million of letters of credit.



     The Company and Richemont have entered into the Standby Purchase Agreement pursuant to which Richemont will be required, subject to the fulfillment of various terms and conditions thereof, to purchase all Unsubscribed Shares in the Rights Offering. NAR has irrevocably agreed with the Company, subject to and upon the consummation of the Rights Offering, to exercise that number of Rights distributed to it for the purchase of shares of Common Stock having an aggregate purchase price of at least $10 million, the purchase price for such shares to be paid by NAR by the surrender and cancellation of the principal amount of the IMR Promissory Note. NAR has also advised the Company that it currently does not intend to exercise any additional Rights which it receives but may attempt to dispose of such Rights in the open market. If all of the Rights are exercised, Richemont will not be required to purchase any of the Common Stock issuable upon the exercise of the Rights. As compensation to Richemont for its commitment under the Standby Purchase Agreement, the Company has agreed to pay to Richemont, on the Closing Date or at such other time and date as Richemont and the Company may agree in writing, certain fees described more fully under the caption "THE RIGHTS OFFERING -- Standby Purchase Commitment." Richemont has advanced $30 million against its commitment to purchase all of the Unsubscribed Shares if all of the conditions of the Standby Purchase Agreement are satisfied or waived. See "RECENT DEVELOPMENTS -- Pre-Funding by Richemont" and "USE OF PROCEEDS."


     There is no assurance that NAR, Richemont or their affiliates will continue to support the Company financially should the Company need such support since NAR, Richemont and their affiliates are under no obligation to do so. There is no assurance that should NAR, Richemont or their affiliates cease to provide such financial support, it would not have a material adverse impact on the Company. Further, in the event that the conditions contained in the Standby Purchase Agreement are not met by the Company and are not waived by Richemont, the obligation of Richemont to purchase any Unsubscribed Shares may be cancelled upon notice by Richemont. In the event that the conditions contained in the Standby Purchase Agreement are not met by the Company and are not waived by Richemont, the Subscription Price shall be returned to the subscribers as soon as practicable after the Expiration Date and no Underlying Shares will be sold by the Company. Although the Company believes that Richemont would waive the non-occurrence of any of the conditions, if

Richemont does not do so, the cancellation by Richemont of its obligation to purchase any Unsubscribed Shares would have a material adverse effect on the Company's financial condition and, in such event, it is possible that the Company may need to seek protection under applicable insolvency laws. See "THE RIGHTS OFFERING -- Standby Purchase Commitment."


POTENTIAL CONFLICTS OF INTEREST


     NAR is the beneficial owner of approximately 55.7% of the Company's Common Stock on a fully-diluted basis as of the date hereof. Alan G. Quasha, a director and chairman of the Board of Directors of the Company, may be deemed to be an indirect beneficial owner of the securities beneficially owned by NAR, although Mr. Quasha disclaims such beneficial ownership. Conflicts of interest may arise as a result of this affiliated relationship. Similarly, Howard M. S. Tanner and Jan P. du Plessis, directors of the Company, may be deemed to be indirect beneficial owners of the Common Stock owned indirectly by Richemont, although they disclaim such beneficial ownership, and to have similar conflicts.


SHARES ELIGIBLE FOR FUTURE SALE


     In the future, Richemont, to the extent it acquires shares pursuant to the Standby Purchase Agreement, and NAR will be able to sell shares of Common Stock owned by them in the open market pursuant to an exemption from registration under the Securities Act or by causing the Company to file a registration statement with respect to such shares. NAR has "piggyback" and demand registration rights as provided in a Registration Rights Agreement between it and the Company. Sales of substantial amounts of Common Stock in the public market could adversely affect the market price. NAR has advised the Company that it does not currently intend to sell any shares of voting stock of the Company owned by it.


UNCERTAIN MARKET FOR RIGHTS; MARKET CONDITIONS; MARKET CONSIDERATIONS

     Because the Rights are new securities, the trading market for the Rights may be volatile. Moreover, there can be no assurance that a market for the Rights will develop or as to the price at which the Rights will trade.


     The Subscription Price of the Rights has been determined by the Company and represents a premium to the market price of the Common Stock at the date of this Prospectus. There can be no assurance that a subscribing Rights holder will be able to sell shares of Common Stock purchased in the Rights Offering at a price equal to or greater than the Subscription Price. When made, the election of a Rights holder to exercise Rights in the Rights Offering is irrevocable. Moreover, until certificates are delivered, subscribing Rights holders may not be able to sell the Common Stock that they have purchased in the Rights Offering. Certificates representing shares of Common Stock purchased pursuant to the Basic Subscription Privilege will be delivered to subscribers as soon as practicable after the Expiration Date. Certificates representing shares of Common Stock purchased pursuant to the Oversubscription Privilege will be delivered to subscribers as soon as practicable after the Expiration Date and after all prorations have been effected. No interest will be paid to Rights holders on funds delivered to the Subscription Agent pursuant to the exercise of Rights pending delivery of shares of Common Stock acquired upon exercise of Rights.


IMPACT OF RIGHTS OFFERING ON HOLDERS OF COMMON STOCK; DILUTION

     The Rights entitle the holders of shares of Common Stock and Series B Preferred Stock to purchase shares of Common Stock at a price above the prevailing market price of the Common Stock immediately prior to the commencement of the Rights Offering. Holders of shares of Common Stock and Series B Preferred Stock who exercise their Rights will preserve, and through the Oversubscription Privilege may increase, their proportionate interest in their equity ownership and voting power of the Company on a fully-diluted basis. Holders who do not exercise their Rights will experience a decrease in their proportionate interest in the equity ownership and voting power of the Company. The sale of the Rights may not compensate a holder for all or any part of the reduction in the market value of such stockholder's shares of Common Stock, if any, resulting from the Rights Offering. Stockholders who do not exercise or sell their Rights will relinquish any value inherent in the Rights.

     Assuming all of the Rights are exercised and based on 144,404,697 shares of Common Stock and 634,900 shares of Series B Preferred Stock outstanding on April 24, 1997, the consummation of the Rights Offering would result (on a pro forma basis as of such date) in an increase of approximately 55,555,556 shares of Common Stock. NAR is the beneficial owner of approximately 55.7% of the Common Stock on a fully-diluted basis as of such date. Assuming that all of the holders of the Rights other than NAR exercise such Rights and that NAR exercises the Rights distributed to it with respect to shares of Common Stock having an aggregate purchase price of $10 million and all the conditions of the Standby Purchase Agreement are satisfied or waived and that Richemont purchases all of the Unsubscribed Shares pursuant to the Standby Purchase Agreement, NAR would own approximately 46.1% of the Common Stock of the Company after the Rights Offering on a fully-diluted basis and Richemont would own approximately 9.3% of the Common Stock after the Rights Offering on a fully-diluted basis. Assuming that no Rights are exercised by the holders thereof other than NAR, but that NAR exercises the Rights distributed to it with respect to shares of Common Stock having an aggregate purchase price of $10 million and all the conditions of the Standby Purchase Agreement are satisfied or waived and that Richemont purchases all of the Unsubscribed Shares pursuant to the Standby Purchase Agreement, NAR would own approximately 46.1% of the Common Stock after the Rights Offering on a fully-diluted basis and Richemont would own approximately 22.2% of the Common Stock after the Rights Offering on a fully-diluted basis.


CONSTRUCTIVE DISTRIBUTIONS UNDER THE FEDERAL TAX CODE


     The distribution of Rights pursuant to the Rights Offering should not result in a taxable distribution of property for federal income tax purposes to the holders of shares of Common Stock. The distribution of Rights pursuant to the Rights Offering to holders of Series B Preferred Stock will be treated as a distribution of property to which section 301 of the Internal Revenue Code of 1986, as amended (the "Code"), applies with the amount of such distribution measured by the fair market value of the Rights on the date of distribution. However, the provisions of the Code and the Treasury Regulations issued thereunder relating to the treatment of distributions such as the Rights Offering are not clear as to certain aspects of the analysis required to avoid such a taxable distribution, and the tax consequences of the Rights Offering also may be affected by the occurrence of future events. Accordingly, counsel to the Company is unable to render an opinion as to the applicability of such provisions to the Rights Offering. See "THE RIGHTS OFFERING -- Certain Federal Income Tax Consequences to Holders -- Constructive Distributions Under Section 305 of the Code."


                                USE OF PROCEEDS


     The proceeds available to the Company from the Rights Offering, including Richemont's standby purchase commitment, after payment of approximately $3.0 million of fees and expenses incurred in connection with the Rights Offering and after giving effect to the surrender and cancellation by NAR of the principal amount of the IMR Promissory Note to pay for shares acquired by it pursuant to the Rights Offering, will be approximately $37.0 million. The Company intends to use such net proceeds to repay the Richemont Promissory Note and to use the balance of the net proceeds for working capital and general corporate purposes, including to repay amounts, if any, outstanding under the Credit Facility with Congress (approximately $2.6 million under the revolving line of credit (including documentary and standby letters of credit) as of April 24, 1997).



     On April 23, 1997, the Company executed and delivered the Richemont Promissory Note. As of April 24, the Company has drawn $30 million thereunder. The Richemont Promissory Note carries an interest rate of 1.5% above prime which is payable in cash at maturity. See "RECENT DEVELOPMENTS -- Pre-Funding by Richemont."



     In November 1995, the Company entered into the Credit Facility with Congress consisting of a three-year revolving line of credit of up to $65 million and two two-year term loans aggregating $10 million. The revolving facility carries an interest rate of 1.25% above prime and the term loan carries an interest rate of 1.5% above prime. At April 24, 1997, the Company had approximately $2.6 million of outstanding borrowings under the revolving line of credit (including documentary and standby letters of credit) and approximately $8.6 million outstanding under the term loans. The rates of interest related to the revolving line of credit and the term loans were 9.75% and 10.00%, respectively, at April 24, 1996.

                                 CAPITALIZATION


     The following table sets forth the consolidated capitalization of the Company at December 28, 1996 and as adjusted to reflect the net proceeds of approximately $47.0 million from the sale of the 55,555,556 shares of the Common Stock offered by the Company at a subscription price of $.90 and the repayment of the principal amount of the IMR Promissory Note. See "USE OF PROCEEDS."



                                                                        AT DECEMBER 28, 1996
                                                                       -----------------------
                                                                                        AS
                                                                        ACTUAL       ADJUSTED
                                                                       ---------     ---------
                                                                        (IN THOUSANDS, EXCEPT
                                                                       PER SHARE INFORMATION)
Total debt (includes the current portion of long-term debt of $11.5 million)(a):
  Congress Facility..................................................  $  22,627     $   8,917
  Term Financing Facility............................................     19,000        19,000
  IMR Promissory Note................................................     10,000            --
  Industrial Revenue Bonds due 2003..................................      8,000         8,000
  6% Mortgage Notes Payable due 1998.................................      2,969         2,969
  7 1/2% Convertible Subordinated Debentures due 2007................        751           751
  Capital Leases.....................................................      1,826         1,826
  Other..............................................................         16            16
                                                                       ---------     ---------
          Total debt.................................................     65,189        41,479
Shareholders' equity:
  Series B Convertible Additional Preferred Stock, $.01 par value,
     authorized and issued 634,900 shares in 1996....................      5,748         5,748
  Common Stock, $.66 2/3 par value, authorized 225,000,000 shares;
     issued 145,039,915 in 1996 and outstanding shares issued and
     199,960,253 outstanding, as adjusted(b)(c)......................     96,693       133,730
  Capital in excess of par value.....................................    270,097       280,060
  Accumulated deficit................................................   (336,586)     (336,586)
Less:
  Treasury stock, at cost (392,017 shares at December 28, 1996)......       (813)         (813)
  Notes receivable from sale of Common Stock.........................     (3,399)       (3,399)
                                                                       ---------     ---------
          Total shareholders' equity.................................     31,740        78,740
                                                                       ---------     ---------
          Total capitalization.......................................  $  96,929     $ 120,219
                                                                       =========     =========


---------------


(a) The Company intends to repay borrowings outstanding under the Credit Facility, if any, with any proceeds from the Rights Offering in excess of the Richemont Promissory Note. NAR has agreed that the principal amount of the IMR Promissory Note will be used to satisfy NAR's obligation to acquire shares of Common Stock having an aggregate purchase price of at least $10 million.



(b) Excludes 6,093,655 shares of Common Stock issuable upon exercise of outstanding options and warrants exercisable within 60 days of April 28, 1997.



(c) The gross proceeds of the Rights Offering are $50 million and the Company estimates incurring approximately $3.0 million in fees and expenses associated with the filing, resulting in net proceeds of approximately $47.0 million. After giving effect to the use by NAR of the principal amount of the IMR Promissory Note to satisfy NAR's obligation to acquire shares of Common Stock having an aggregate purchase price of at least $10 million, the net cash proceeds of the Rights Offering to the Company will be approximately $37.0 million.

                                DIVIDEND POLICY


     The Company is restricted from paying dividends on its Common Stock or from acquiring any of its capital stock by certain debt covenants contained in agreements to which the Company is a party. Cash dividends have not been paid on the Common Stock since 1967. See "RISK FACTORS -- Restrictions on Dividends."


                          PRICE RANGE OF COMMON STOCK

     The Common Stock is traded on the AMEX under the symbol "HNV." The following table sets forth the high and low sale prices of the Common Stock reported on the AMEX Composite Tape for the periods shown.


                                                                      HIGH          LOW
                                                                      -----        -----
        1995
          First Quarter.............................................  $  3 5/8     $  2 1/2
          Second Quarter............................................     3 1/16       2 5/16
          Third Quarter.............................................     2 13/16      1 15/16
          Fourth Quarter............................................     2 1/16       1 1/2

        1996
          First Quarter.............................................     1 3/4        1 1/8
          Second Quarter............................................     2            1 1/8
          Third Quarter.............................................     1 5/8          7/8
          Fourth Quarter............................................     1              5/8

        1997
          First Quarter.............................................     1 1/8          5/8
          Second Quarter (through April 24, 1997)...................       3/4          5/8



     As of April 28, 1997, there were approximately 4,715 holders of record of the Common Stock. On April 24, 1997, the closing price of the Common Stock on the AMEX was $.75 per share.


                              RECENT DEVELOPMENTS

PRE-FUNDING BY RICHEMONT


     In order to facilitate improved vendor shipments and to permit the commencement of the Company's plan to consolidate certain of its warehousing facilities, the Company requested that Richemont advance up to $30 million from time to time upon the Company's request. As of the date of this Prospectus, Richemont has advanced $30 million against its commitment to purchase all of the Unsubscribed Shares. In connection therewith, the Company has executed the Richemont Promissory Note. The Company will repay to Richemont any amounts outstanding under the Richemont Promissory Note on the earlier of August 30, 1997 or the completion of the Rights Offering. The Richemont Promissory Note is subordinate to the Credit Facility. See "RISK FACTORS -- Dependence on NAR and Richemont."


CREDIT ARRANGEMENTS


     In September 1996, IMR loaned the Company $10 million as evidenced by a subordinated promissory note in the principal amount of $10 million (the IMR Promissory Note). Such loan bears interest at 1.5% above the prime rate, and was due on November 14, 1996. If it is not repaid before May 15, 1997 and if the Rights Offering is not consummated, the IMR Promissory Note is convertible at the option of NAR into shares of Common Stock at the lower of the fair market value thereof on the date of execution or the then current fair market value thereof. The IMR Promissory Note is subordinate to the Credit Facility and excluded from the working capital covenant calculation. By agreement dated March 26, 1997, NAR irrevocably agreed with the Company, subject to and upon the consummation of the Rights Offering, to exercise at the Subscription Price that number of Rights distributed to it for the purchase of shares of Common Stock having an aggregate purchase price of at least $10 million. NAR agreed to pay for and the Company agreed to accept as payment for the aggregate purchase price of such shares at the closing of the Rights Offering the surrender by NAR of the IMR Promissory Note and the cancellation of the principal amount thereof.


     On December 19, 1996, the Company finalized its agreement (the "Reimbursement Agreement") with Richemont that provided the Company with up to approximately $28 million of letters of credit which were previously issued under the Credit Facility. The Company paid a facility fee equal to 5% of the principal amount of the letters of credit as well as all other fees incurred in connection with providing the facility. The letters of credit will expire on February 18, 1998 and carry an interest rate (currently 11.75%), which is 3.5% above the prime rate, payable only on amounts drawn under the letters of credit. In the event that the Company has not paid in full, by the expiration date, any outstanding balances under the letters of credit, Richemont shall have the option, exercisable at any time prior to payment in full of all amounts outstanding under the letters of credit, to convert such amount into Common Stock of the Company at the mean of the bid and ask prices of the Company's Common Stock on November 8, 1996, or the mean of the bid and ask prices of the Company's Common Stock on each of the thirty days immediately prior to the date of exercise of the conversion privilege. The Reimbursement Agreement is subordinate to the Credit Facility. On December 5, 1996, Richemont advanced the Company $10 million against the anticipated $28 million line of credit. The Company repaid the $10 million loan after the letter of credit agreement was completed on December 19, 1996. See "RISK FACTORS -- Dependence on NAR and Richemont."


SEARS


     In January 1994, the Company entered into a licensing agreement (the "Sears Agreement") with the direct marketing subsidiary of Sears, Roebuck and Co. ("Sears") to produce specialty catalogs for the more than 20 million mail order and credit card customers of Sears. The catalogs mailed under the program were based on existing Company catalogs and contained a title page with the Sears name and logo. The specialty catalogs included: Show Place, based on the Domestications(R) catalog, Great Kitchens, based on the Colonial Garden Kitchens(R) catalog, and Sears Improvements, based on the Improvements(R)catalog. Show Place and Great Kitchens are trademarks of Sears. The Sears Agreement had an initial three-year term with automatic renewals thereafter unless, commencing December 31, 1996, either party gave at least 12 months prior written notice that the agreement would terminate at the end of the initial term or any extended term. The Company was obligated to meet various operational performance standards under the Sears Agreement. If the Company was unable to meet these standards (after written notice and a 30-day cure period), Sears would be entitled to terminate the Sears Agreement. Sears exercised its right to terminate the venture in December 1996, since the Company was not meeting certain of the operational standards, namely the order fulfillment and reporting standards, but the Company and Sears each retain the right to mail catalogs to customers of the venture. The last catalogs were mailed in the first quarter of 1997. The Company estimates that the termination of the venture will not have a material impact on the Company's earnings for 1997.


BOARD OF DIRECTORS


     In conjunction with the Standby Purchase Agreement, the Company named two officers of Richemont, Jan P. du Plessis and Howard M. S. Tanner, to its Board of Directors and Executive Committee, and may nominate a third Richemont representative to the Board at the next annual meeting of shareholders scheduled for June 12, 1997. The new Board members fill positions vacated by the recent resignations of Geraldine Stutz and Jeffrey R. Laikind. In addition, Mr. du Plessis has been named to the Audit Committee of the Board.

                                  THE COMPANY

     The Company is a leading direct specialty retailer that markets, via a portfolio of branded specialty catalogs, home fashions, general merchandise, men's and women's apparel and gifts. In December 1996, the Company regrouped its catalog titles so that all significant decisions, including those regarding market positioning and strategy, merchandising, circulation levels, catalog design, inventory management and cash management, are now made by six newly-created strategic business units -- Home Fashions-Mid-Market, Home Fashions-Upscale, General Merchandise, Women's Apparel, Men's Apparel and
Gifts -- each consisting of one or more catalog operations. All of these business units will continue to utilize the Company's central purchasing, telemarketing, fulfillment, distribution and administrative functions.

     The Company's home fashions-mid-market strategic business unit includes Domestications(R), a leading specialty home textile catalog. The home fashions-upscale group includes The Company Store(R), an upscale direct marketer of down comforters and other down and related products for the home, and Kitchen & Home(R), an upscale kitchen and home product catalog. The general merchandise group includes Improvements(R), a do-it-yourself home improvements catalog, The Safety Zone(R), a direct marketer of safety, prevention and protection products, and Colonial Garden Kitchens(R), featuring work saving and lifestyle enhancing items for the kitchen and home. The women's apparel group includes Silhouettes(R), featuring everyday, workout, special occasion and career fashions for larger sized women, and Tweeds(R), the European inspired women's fashion catalog. The men's apparel group includes International Male(R), offering unique men's fashions with an international flair, Austad's(R), a direct marketer of golf equipment, apparel and accessories, and Undergear(R), a leader in activewear, workout wear and fashion underwear for men. The gifts group includes Gump's By Mail(R), a leading upscale catalog of luxury gifts, and Gump's, a leading retail store based in San Francisco.


     During 1996, the Company mailed approximately 332 million catalogs. The Company maintains a proprietary customer list currently containing approximately 14 million names of customers who have made purchases from at least one of the Company's catalogs within the past 36 months. Over 6 million of the names on the list represent customers who have made purchases from at least one of the Company's catalogs within the last 12 months.



     In December 1996, the Company announced a plan to reduce its annual operating costs with respect to continuing catalogs by approximately $50 million starting January 1, 1997. Under the plan, the Company's fixed overhead is to be reduced by approximately $16 million, its marketing expenditures are to be reduced by approximately $21 million and other operating costs are to be reduced by approximately $13 million. The planned fixed overhead reductions will result primarily from the shutdown of excess telemarketing capacity in the Company's Roanoke, Virginia facility and the consolidation of the Company's apparel distribution facility in Roanoke, Virginia and its warehouse operations in Hanover, Pennsylvania with and into its home fashions distribution center in Roanoke, Virginia. The Company also announced a reduction in the number of full-time employees of approximately 550. The marketing expenditures reduction is primarily driven by elimination of unprofitable circulation and improved customer retention and target segmentation, but does not contemplate the discontinuance of any of the current core catalogs. See "RISK
FACTORS -- Operating Losses; Future Operating Results."


THE COMPANY'S CATALOGS

     Each of the Company's specialty catalogs targets distinct market segments offering a focused assortment of merchandise designed to meet the needs and preferences of its target customers. Through market research and ongoing testing of new products and concepts, each strategic business unit determines each catalog's own merchandise strategy, including the appropriate price points, mailing plans and presentation of its products. The Company is continuing its development of exclusive or private label products for a number of its catalogs, including Domestications(R), Tweeds(R), Austad's(R) and The Company Store(R), to further enhance the brand identity of the catalogs.

     The Company's specialty catalogs typically range in size from 32 to 96 pages with four to twelve new editions per year depending on the seasonality and fashion content of the products offered. Each edition may be mailed several times each season with variations in format and content. Each catalog employs the services of an outside creative agency or has its own creative staff which is responsible for the design, layout, copy, feel and theme of the book. Generally, the initial sourcing of new merchandise for a catalog begins two to six months before the catalog is mailed.


     The Company reviews its portfolio of catalogs as well as new opportunities to acquire or develop catalogs from time to time. In 1995, the Company discontinued six catalogs, One 212(R), Simply Tops(R), Essence By Mail(R), Hanover House(R), Mature Wisdom(R) and Tapestry(R). No catalogs were discontinued during the 1996 fiscal year. See "RISK FACTORS -- Revenues Associated with Discontinued Catalogs."


     In December 1996, the Company's operations were divided into six strategic business units -- Home Fashions-Mid-Market, Home Fashions-Upscale, General Merchandise, Women's Apparel, Men's Apparel and Gifts -- so that all significant decisions, including those regarding market positioning and strategy, merchandising, circulation levels, catalog design, inventory management and cash management, would be made by the newly-created units in order to create efficiency and bottom-line accountability. Revenues and the percent of total revenues for 1996 and 1995 for each of the Company's six business units are set forth below; all revenues are net of returns:

                                                          1996                          1995
                                            1996       PERCENT OF         1995       PERCENT OF
                                          REVENUES   TOTAL REVENUES     REVENUES   TOTAL REVENUES
                                          --------   --------------     --------   --------------
                                                              (IN THOUSANDS)
        Home Fashions
          Mid-Market....................   $202.2          28.9%         $223.7          29.8%
          Upscale.......................     97.2          13.9            81.8          10.9
        General Merchandise.............     79.3          11.3            73.5           9.8
        Women's Apparel.................     82.7          11.8            76.7          10.2
        Men's Apparel...................     78.4          11.2            77.9          10.4
        Gifts...........................     57.7           8.2            50.7           6.8
                                           ------         -----          ------         -----
        Total Continuing................    597.5          85.3           584.3          77.9
        Discontinued....................    102.8          14.7           165.5          22.1
                                           ------         -----          ------         -----
        Total Company...................   $700.3         100.0%         $749.8         100.0%
                                           ======         =====          ======         =====

     The following is a description of the Company's core catalogs in each of the Company's six strategic business units:

  Home Fashions-Mid-Market


     Domestications(R) is a leading specialty home textile catalog and a fashion decorating source book for today's value-oriented and style-conscious consumer. Domestications(R) features sheets, towels, comforters, tablecloths, draperies and other items for the home. Many of its products are coordinated with matching accessories. See "RISK FACTORS -- Importance of Domestications(R)."


  Home Fashions-Upscale


     The Company Store(R) is a leading upscale home furnishings catalog featuring private label down comforters and related down and feather products. The Company Store(R) also features high quality private label, brand name and custom bed and bath products. See "RISK FACTORS -- Importance of The Company Store(R) and Improvements(R)."


     Kitchen & Home(R) features upscale, distinctive, functional and fashionable kitchen and home products for entertaining and decorating.

  General Merchandise


     Improvements(R) is a leading do-it-yourself home improvement catalog featuring home improvement accessories. See "RISK FACTORS -- Importance of The Company Store(R) and Improvements(R)."


     The Safety Zone(R) is a direct marketer of safety, protection and prevention products.

     Colonial Garden Kitchens(R) features work saving and lifestyle enhancing items for the kitchen and home.

     The Company is developing a new version of the Hanover House(R) catalog which will be test mailed in 1997.

  Women's Apparel

     Silhouettes(R) is a women's specialty fashion catalog featuring casual, career and special occasion apparel for larger sized women.

     Tweeds(R) is a European inspired young women's fashion catalog featuring relaxed, contemporary fashions uniquely designed for the consumer.

  Men's Apparel

     International Male(R) offers both trendsetting, high profile urban men's fashions as well as classic American sportswear and European inspired design and casual wear for men, all at reasonable prices.

     Undergear(R) is aimed at the fitness-oriented customer, offering the largest underwear selection available to men, along with gym-inspired fashions, swimwear, workout clothes and accessories.

     Austad's(R) is a leading direct marketer of fine pro-line golf equipment, practice aids, accessories and a wide selection of golf apparel.

  Gifts

     Gump's By Mail(R) is a leading upscale catalog marketer of luxury gifts, specialized housewares and other unique items.


     Gump's is the well-known San Francisco retailer which opened its new store in March 1995.


MARKETING AND DATABASE MANAGEMENT


     The Company maintains a proprietary customer list currently containing approximately 14 million names of customers who have purchased from one of the Company's catalogs within the past 36 months. The list contains name, gender, residence and historical transaction data. This database is selectively enhanced with demographic, socioeconomic, lifestyle and purchase behavior overlays from other sources. See "RISK FACTORS -- Reduction in Customer Lists."



     The Company utilizes modeling and segmentation analysis, on a catalog by catalog basis, to devise catalog marketing and circulation strategies that are intended to maximize customer contribution by catalog. This analysis is the basis for the Company's determination of which of the Company's catalogs will be mailed and how frequently to a particular customer, as well as the promotional incentive content of the catalog(s) such customer receives. As part of its plan to reduce annual operating costs, the Company intends to reduce catalog circulation and improve customer retention and target segmentation.



     The primary source of new customers for the Company's catalogs is lists rented from other mailers and compilers. Prior to mailing these non-proprietary lists, the lists are edited using statistical segmentation tools to enhance their probable performance. Other sources of new customers include space advertisements and promotional inserts in outbound merchandise packages. See "RISK FACTORS -- Consumer Spending; Weakness in Consumer Response."


TELEMARKETING

     The Company receives approximately 80% of its orders through its toll-free telephone service which offers customer access seven days per week, 24 hours per day. The Company has created a telephone network to link its primary telemarketing facilities in Hanover, Pennsylvania and LaCrosse, Wisconsin. The Company's telemarketing facilities utilize state-of-the-art telephone switching equipment which enables the Company to route calls between telemarketing centers and thus provide prompt customer service. A satellite telemarketing center is also located in San Diego, California. The Company handled approximately 7 million telephone order calls in 1996. As part of its December 1996 plan to reduce operating costs, in February 1997, the Company shut down its telemarketing capacity in its Roanoke, Virginia facility. In the first quarter of 1997, the Company entered into a three-year call center services agreement with MCI Communications Corp. under which it will obtain a material reduction in the rate which it has been paying pursuant to the telecommunications contract now in effect and savings with respect to certain database services to be provided to it, which savings are expected to aggregate approximately $3 million over the term of the contract. In that connection, the Company agreed to guarantee certain levels of call volume with certain exceptions which will create a liability in the event such levels of call volume are not achieved for whatever reason. See "RISK FACTORS -- Call Center Services Agreement."


     The Company trains its telemarketing service representatives to be courteous, efficient and knowledgeable about the Company's products. Telemarketing service representatives generally receive 40 hours of training in selling products, services, systems and communication skills through simulated as well as actual phone calls. A substantial portion of the evaluation of telemarketing service representatives' performance is based on how well the representative meets customer service standards. While primarily trained with product knowledge to serve customers of one or more specific catalogs, telemarketing service representatives also receive cross-training that enables them to take overflow calls from other catalogs. The Company utilizes customer surveys as an important measure of customer satisfaction.

DISTRIBUTION

     The Company presently operates four distribution centers in three principal locations: two in Roanoke, Virginia for home fashions and apparel, one in Hanover, Pennsylvania for general merchandise including giftware and other hardgoods, and one in LaCrosse, Wisconsin for home fashions. The Company's facilities processed approximately 12.7 million packages in 1996.


     As part of its plan to reduce annual operating costs, the Company intends to consolidate its Roanoke, Virginia and its Hanover, Pennsylvania fulfillment operations into its home fashions distribution center in Roanoke, Virginia. These moves are expected to be completed in the second half of 1997 and are expected to improve throughput and productivity at the facility while reducing the Company's operating costs. However, there is no assurance that the Company will be able to complete such moves on a timely basis, or that they will be executed without disruption to the business of one or more of the Company's catalogs. See "RISK FACTORS -- Inefficiencies in Connection with New Fulfillment Facilities" and "-- Decrease in Product Contribution Margins."



     The Company mails its catalogs through the United States Postal Service ("USPS") utilizing pre-sort, bulk mail and other discounts. Most of the Company's packages are shipped through the USPS. Overall, catalog mailing and package shipping costs approximated 18% of the Company's net revenues in 1996. The Company obtains rate discounts from the USPS by automatically weighing each parcel and sorting and trucking packages to a number of USPS drop points throughout the country. Some packages are shipped using a consolidator for less frequently used drop points. The Company also utilizes the United Parcel Service, Federal Express and other delivery services. See "RISK
FACTORS -- Increases in Costs of Mailing and Paper."


PURCHASING


     The Company's large sales volume permits it to achieve a variety of purchasing efficiencies, including the ability to obtain prices and terms that are more favorable than those available to smaller companies or than would be available to the Company's individual catalogs were they to operate as independent companies. Major goods and services used by the Company are purchased or leased from selected suppliers by its central buying staff. These goods and services include: paper, catalog printing and printing related services such as order forms and color separations, communication systems including telephone time and switching devices, packaging materials, expedited delivery services, computers and associated network software and hardware. See "RISK FACTORS -- Dependence on Suppliers."



     The Company's telephone telemarketing costs (both inbound and outbound calls) are typically contracted for a three-year period. In the first quarter of 1997, the Company entered into a three-year call center services agreement with MCI Communications Corp. See "THE COMPANY -- Telemarketing" and "RISK
FACTORS -- Call Center Services Agreement."


     The Company generally enters into annual arrangements for paper and printing with a limited number of suppliers. These arrangements permit periodic price increases or decreases based on prevailing market conditions, changes in supplier costs and continuous productivity improvements. For 1996, paper costs approximated 8% of the Company's net revenues. The Company anticipates that paper prices will increase in the second half of 1997. The Company hopes to mitigate the effects of these anticipated price increases by utilizing a portion of the proceeds of the Rights Offering to purchase paper in quantity prior to such price increases. However, the Company may not be able to effectuate the planned purchases on terms satisfactory to it or at all. See "RISK FACTORS -- Increases in Costs of Mailing and Paper" and "-- Paper Shortage."


MANAGEMENT INFORMATION SYSTEMS

     The Company is continuing to upgrade its management information systems by implementing new integrated software and migrating from a centralized mainframe to mid-range mini-computers. The migration of the Company's business applications to mid-range mini-computers is an important part of the Company's overall systems plan which defines the mid and long-term systems and computing strategy for the Company. The Company is continuing to modify and install, on a catalog by catalog basis, these new integrated systems for use in managing all phases of the Company's operations. These systems have been designed to meet the Company's requirements as a high volume publisher of multiple catalogs.


     The new software system is an on-line, real-time system which includes order processing, fulfillment, inventory management, list management and reporting. The software, where implemented, provides the Company with a flexible system that offers data manipulation and in-depth reporting capabilities. The new management information systems are designed to permit the Company to achieve substantial improvements in the way its financial, merchandising, inventory, telemarketing, fulfillment and accounting functions are performed. Until the new system is installed Company-wide, the Company will not achieve the full benefits of the new system. Two catalogs were brought on-line in 1994. The Company brought eight additional catalogs on-line in 1995 and one in 1996. The balance of its catalogs are scheduled to be brought on-line in 1997. As of December 28, 1996, the Company had invested approximately $17.9 million of capitalized costs in such systems and anticipates capital expenditures of approximately $1 million to complete the conversion. The Company experienced various problems with the conversions which have adversely affected its results of operations and although it believes that it has now identified the source of many of these problems, future conversions may encounter similar difficulties. See "RISK
FACTORS -- Costs Associated with Computer Systems Conversion."


CREDIT MANAGEMENT


     Several of the Company's catalogs, including Domestications(R), International Male(R) and Gump's By Mail(R), offer their own credit cards. The Company also offers, for use with almost all catalogs, the use of the Hanover Shop At Home credit card. The Company has a five year $75 million credit facility with General Electric Credit Corporation ("GECC") expiring in the year 2000, which provides for the sale and servicing of accounts receivable originating from the Company's revolving credit cards. GECC's servicing responsibilities include credit processing, collections, billing/payment processing, reporting and credit card issuance. See "RISK FACTORS -- Credit Risks."


INVENTORY MANAGEMENT


     The Company acquires products for resale in its catalogs from numerous domestic and foreign vendors. No single source supplied more than 5% of the Company's products in 1996. The Company's vendors are selected based on their ability to reliably meet the Company's production and quality requirements, as well as their financial strength and willingness to meet the Company's needs on an ongoing basis. See "RISK FACTORS -- Foreign Sourcing," "-- Dependence on Suppliers" and "-- Tightening of Vendor Credit."


     Although the Company's inventory management strategy is designed to maintain inventory levels that provide optimum in-stock positions while maximizing inventory turnover rates and minimizing the amount of unsold merchandise at the end of each season, the Company's inventory levels at the end of 1996 were in excess of planned amounts. The Company has initiated additional procedures to reduce its inventory position. The Company manages inventory levels by monitoring sales and fashion trends, making purchasing adjustments as necessary and by promotional sales. Additionally, the Company sells excess inventory in its special sale catalogs, its outlet stores and to jobbers. Due in part to the transition to new management information systems, the Company is currently operating with different systems which increases the difficulty of optimizing inventory levels. See "RISK
FACTORS -- Implementation of Improved Inventory Procedures" and "-- Decrease in Product Contribution Margins."


FINANCING


     Credit Facility. In November 1995, the Company entered into the Credit Facility with Congress consisting of a three-year revolving line of credit of up to $65 million and two two-year term loans aggregating $10 million. The revolving facility carries an interest rate of 1.25% above prime and the term loan carries an interest rate of 1.5% above prime. The Credit Facility is secured by all assets of the Company. At December 28, 1996, the Company had approximately $18.3 million of outstanding borrowings under the revolving credit facility (including documentary and standby letters of credit) and approximately $8.9 million outstanding under the term loans, which are due in November 1997. Remaining availability under the Credit Facility was $26.0 million at December 28, 1996. At April 22, 1997, the Company had approximately $27.4 million of borrowings under the revolving credit facility (including documentary and standby letters of credit) and approximately $8.6 million outstanding under term loans, which are due in November 1997. Remaining availability under the Credit Facility was approximately $6.6 million at April 22, 1997. On April 23, 1997, Richemont advanced $30 million against its commitment to purchase all of the Unsubscribed Shares pursuant to the Standby Purchase Agreement. Under the Credit Facility, the Company was required to comply with certain restrictive debt covenants including maintaining minimum net worth of $80 million and working capital of $26 million as of December 30, 1995. In April 1996, these restrictive debt covenants were revised to $75 million and $21 million, respectively, in an amendment to the Credit Facility and, upon the closing of the 1996 Rights Offering, returned to their previous levels. In December 1996, the minimum net worth covenant was lowered to $70 million and Congress also agreed to address the 1997 net worth covenant level after a review of the Company's business plan. Congress began lowering the advance rate for inventories in November 1996 and continued to reduce it monthly until a new appraisal was completed in March 1997. The current advance rate for inventories is 52%. On March 26, 1997, the Company reached an agreement with Congress under which Congress waived certain defaults and amended the Credit Facility to (i) reduce the aggregate amount of required net worth and working capital to be maintained by the Company to a range of $14.0 million to $11.5 million and $(5.0) million to $(20.0) million, respectively, and (ii) amend the covenant relating to material adverse changes so that measurement thereunder will commence from December 28, 1996. See "RISK FACTORS -- Importance of Liquidity to the Company's Existence" and "-- Capital Intensity of Mail Order Catalog Business; Need for Self-Funding" and "USE OF PROCEEDS."



     1996 Rights Offering. The Company commenced the 1996 Rights Offering on July 19, 1996. Holders of record of the Company's Common Stock, 6% Series A Convertible Additional Preferred Stock and Series B Preferred Stock as of July 18, 1996, the record date, were eligible to participate in the 1996 Rights Offering. The rights were exercisable at a price of $1.03 per share. Shareholders received .51 rights for each share of Common Stock held, 3.72 rights for each share of Series A Convertible Additional Preferred Stock held and .77 rights for each share of Series B Preferred Stock held as of the record date. The 1996 Rights Offering closed on August 23, 1996.



     Due to the Company's continued operating losses, the Company requested that NAR advance up to $25 million against all the rights distributed to it and/or its commitment to purchase all of the unsubscribed shares. In May 1996, NAR advanced the Company $25 million under a promissory note. Under the provisions of such promissory note, the Company repaid NAR the $25 million advance plus accrued interest upon the closing of the 1996 Rights Offering.



     The Company issued 48,748,785 shares as a result of the 1996 Rights Offering which generated proceeds of approximately $48 million, net of expenses. NAR received rights entitling it to purchase 24,015,964 shares in the 1996 Rights Offering and exercised such rights. In addition, the Company and NAR entered into a standby purchase agreement, pursuant to which NAR purchased 6,898,866 shares not subscribed by shareholders and received approximately $.5 million as a fee. The proceeds of the 1996 Rights Offering were used by the
Company: (i) to repay the $14 million principal amount of 9.25% Senior Subordinated Notes ("9.25% Notes") due on August 1, 1998 held by an affiliate of NAR plus accrued interest, (ii) to repay the $25 million principal amount advanced by NAR under the promissory note plus accrued interest and (iii) to repay approximately $9 million under the Credit Facility with Congress. The Company recorded an extraordinary expense related to the early extinguishment of the 9.25% Notes, representing a write-off of the unamortized debt issuance costs of approximately $1.1 million. See "RISK FACTORS -- Importance of Liquidity to the Company's Existence."


EMPLOYEES

     The Company currently employs approximately 2,800 persons on a full time basis and approximately 900 persons on a part time basis. Approximately 160 employees at one of the Company's subsidiaries are represented by a union. The Company believes its relations with its employees are good. As part of its plan to reduce annual operating costs, the Company intends to reduce the number of full-time employees by approximately 550.

SEASONALITY


     The Company has experienced substantially increased sales in the fourth quarter of each year as compared to the first three quarters, due in part to the Company mailing more catalogs in the second part of the year and decreasing apparel sales as a percentage of total sales. See "RISK FACTORS -- Seasonality."


COMPETITION


     The mail order catalog business is highly competitive. The Company's catalogs compete with other mail order catalogs, both specialty and general, and retail stores, including department stores, specialty stores and discount stores. Competitors also exist in each of the Company's catalog specialty areas of home fashions, general merchandise, women's apparel, men's apparel and gifts. In addition, new methods of competition, such as the internet, are posing new opportunities and threats to the Company's business. A number of the Company's competitors have substantially greater financial, distribution and marketing resources than the Company. The recent substantial sales growth in the direct marketing industry has encouraged the entry of many new competitors and an increase in competition from established companies. The Company believes that the principal basis upon which it competes are quality, value, service, product offerings, catalog design, convenience and efficiency. See "RISK
FACTORS -- Competition."


TRADEMARKS

     Each of the Company's catalogs has its own federally registered trademark. The Company also owns numerous trademarks, copyrights and service marks on its logos, products and catalog offerings. The Company has also protected various trademarks internationally. The Company vigorously protects such marks and believes there is substantial goodwill associated with them.

GOVERNMENT REGULATION

     The Company is subject to Federal Trade Commission regulations governing its advertising and trade practices, Consumer Product Safety Commission and Food and Drug Administration regulations governing the safety of the products it sells in its catalogs and other regulations relating to the sale of merchandise to its customers. The Company is also subject to the Department of Treasury-Customs regulations with respect to any goods it directly imports.

     The imposition of a sales and use tax collection obligation on out-of-state catalog companies in states to which they ship products was the subject of a case decided in 1994 by the United States Supreme Court. While the Court reaffirmed an earlier decision that allowed direct marketers to make sales into states where they do not have a physical presence without collecting sales taxes with respect to such sales, the Court further noted that Congress has the power to change this law. The Company believes that it collects sales tax in all jurisdictions where it is currently required to do so.

                              THE RIGHTS OFFERING

THE RIGHTS


     The Company is distributing transferable Rights, at no cost, to the record holders ("Holders") of the Common Stock and Series B Preferred Stock outstanding as of the Record Date. The Company will distribute .38 Rights for each share of Common Stock held of record on the Record Date and .57 Rights for each share of Series B Preferred Stock held of record on the Record Date. The number of Rights distributable for each share of Series B Preferred Stock held on the Record Date was calculated assuming such shares had been converted into Common Stock on the Record Date in accordance with the terms thereof. The Rights will be evidenced by transferable Subscription Certificates. An aggregate of up to approximately 55,555,556 Underlying Shares will be sold upon exercise of the Rights or pursuant to the Standby Purchase Agreement between the Company and Richemont. On Friday, June 6, 1997 (the "Closing Date"), Richemont shall purchase from the Company all Unsubscribed Shares pursuant to its standby purchase commitment if the conditions of the Standby Purchase Agreement are satisfied or waived by Richemont. In the event that the conditions precedent to Richemont's obligation to exercise its standby purchase commitment are not satisfied or otherwise waived by Richemont, the Subscription Price shall be returned to the subscribers as soon as practicable after the Expiration Date and no Underlying Shares will be sold by the Company. Accordingly, until the Expiration Date, the Subscription Price shall be held in escrow by the Subscription Agent pending receipt of notice from the Company that Richemont has elected to purchase the Unsubscribed Shares. See "THE RIGHTS OFFERING -- Standby Purchase Commitment."



     No fractional Rights or cash in lieu thereof will be issued or paid. The number of Rights distributed to each Holder will be rounded up to the nearest whole number. No Subscription Certificate may be divided in such a way as to permit the holder to receive a greater number of Rights than the number to which such Subscription Certificate entitles its holder, except that a depositary, bank, trust company, and securities broker or dealer holding shares of Common Stock on the Record Date for more than one beneficial owner may by delivering a written request by 5:00 p.m., New York City time, on Thursday, May 15, 1997 and, upon proper showing to the Subscription Agent, exchange its Subscription Certificate to obtain a Subscription Certificate for the number of Rights to which all such beneficial owners in the aggregate would have been entitled had each been a Holder on the Record Date. The Company reserves the right to refuse to issue any such Subscription Certificate if such issuance would be inconsistent with the principle that each beneficial owner's holders will be rounded up to the nearest whole Right.


     Because the number of the Rights distributed to each Holder will be rounded up to the nearest whole number, beneficial owners of Common Stock who are also the record holders of such shares will receive more Rights under certain circumstances than beneficial owners of Common Stock who are not the record holders of their shares and who do not obtain (or cause the record owner of their shares of Common Stock to obtain) a separate Subscription Certificate with respect to the shares beneficially owned by them, including shares held in an investment advisory or similar account. To the extent that record holders of Common Stock or beneficial owners of Common Stock who obtain a separate Subscription Certificate receive more Rights, they will be able to subscribe for more shares pursuant to the Basic Subscription Privilege.

SUBSCRIPTION PRICE


     The Subscription Price is $.90 per Underlying Share subscribed for pursuant to the Basic Subscription Privilege or the Oversubscription Privilege. The Subscription Price of the Rights represents a premium to the market price of the Common Stock at the date of this Prospectus. See "RISK FACTORS -- Uncertain Market for Rights; Market Conditions; Market Considerations."


EXPIRATION DATE

     The Rights will expire at 5:00 p.m., New York City time, on the Expiration Date. After the Expiration Date, unexercised Rights will be null and void. The Company will not be obligated to honor any purported exercise of Rights received by the Subscription Agent after the Expiration Date, regardless of when the documents relating to such exercise were sent, except pursuant to the Guaranteed Delivery Procedures described below.

SUBSCRIPTION PRIVILEGES

     Basic Subscription Privilege. Pursuant to the Basic Subscription Privilege, each Right will entitle the holder thereof to receive, upon payment of the Subscription Price, one share of Common Stock. Certificates representing shares of Common Stock purchased pursuant to the Basic Subscription Privilege will be delivered to subscribers as soon as practicable after the Expiration Date.

     Oversubscription Privilege. Subject to the allocation described below, each Right also carries the right to subscribe pursuant to the Oversubscription Privilege at the Subscription Price for a number of additional shares of Common Stock available after satisfaction of all subscriptions pursuant to the Basic Subscription Privilege, subject to proration by the Company under certain circumstances. The right to subscribe for additional shares of Common Stock pursuant to the Oversubscription Privilege is not transferable.


     Underlying Shares will be available for purchase pursuant to the Oversubscription Privilege only to the extent that any Underlying Shares are not subscribed for through the Basic Subscription Privilege. If the Underlying Shares not subscribed for through the Basic Subscription Privilege ("Excess Shares") are not sufficient to satisfy all subscriptions pursuant to the Oversubscription Privilege, the Excess Shares will be allocated pro rata (subject to the elimination of fractional shares) among those holders of Rights exercising the Oversubscription Privilege, in proportion to the number of shares requested by them pursuant to the Oversubscription Privilege. Only Record Date stockholders who exercise the Basic Subscription Privilege in full will be entitled to exercise the Oversubscription Privilege. Transferees of Rights may not exercise the Oversubscription Privilege with respect to such Rights. Certificates representing shares of Common Stock purchased pursuant to the Oversubscription Privilege will be delivered to subscribers as soon as practicable after the Expiration Date and after all prorations have been effected. See "RISK FACTORS -- Impact of Rights Offering on Holders of Common Stock; Dilution."


     Banks, brokers and other nominee holders of Rights who exercise the Basic Subscription Privilege and the Oversubscription Privilege on behalf of beneficial owners of Rights will be required to certify to the Subscription Agent and the Company, in connection with the exercise of the Oversubscription Privilege, as to the aggregate number of Rights that have been exercised and the number of Underlying Shares that are being subscribed for pursuant to the Oversubscription Privilege by each beneficial owner of Rights on whose behalf such nominee holder is acting and that such person was a beneficial owner on the Record Date.


     In the event that the conditions precedent to Richemont's obligation to exercise its standby purchase commitment are not satisfied or otherwise waived by Richemont, the Subscription Price shall be returned to the subscribers as soon as practicable after the Expiration Date and no Underlying Shares will be sold by the Company. Accordingly, until the Expiration Date, the Subscription Price shall be held in escrow by the Subscription Agent pending receipt of notice from Richemont that it has elected to purchase the Unsubscribed Shares. However, in the event that Richemont waives the conditions precedent that are not satisfied, it will have a purchase commitment for all of the Unsubscribed Shares. See "THE RIGHTS OFFERING -- Standby Purchase Commitment."


EXERCISE OF RIGHTS


     Rights may be exercised by delivering to American Stock Transfer & Trust Company, as the Subscription Agent, on or prior to 5:00 p.m., New York City time, on the Expiration Date, the properly completed and executed Subscription Certificate evidencing such Rights with any required signature guarantees, together with payment in full of the Subscription Price for each Underlying Share subscribed for pursuant to the Basic Subscription Privilege and the Oversubscription Privilege. Such payment in full must be by (a) check or bank draft drawn upon a U.S. bank or postal, telegraphic or express money order payable to American Stock Transfer & Trust Company, as Subscription Agent, or
(b) wire transfer of funds to the account maintained by the Subscription Agent for such purpose at the Chase Manhattan Bank, Account No. 323053785; ABA No. 021000021. The Subscription Price will be deemed to have been received by the Subscription Agent only upon (i) clearance of any uncertified check, (ii) receipt by the Subscription Agent of any certified check or bank draft drawn upon a U.S. bank or any postal, telegraphic or express money order or (iii) receipt of good funds in the Subscription Agent's account designated above. If paying by uncertified personal check, please note that the funds paid thereby may take at least five business days to clear.

Accordingly, holders of Rights who wish to pay the Subscription Price by means of uncertified personal check are urged to make payment sufficiently in advance of the Expiration Date to ensure that such payment is received and clears by such date and are urged to consider payment by means of certified or cashier's check, money order or wire transfer of funds.

     In the event that the conditions precedent to Richemont's obligation to exercise its standby purchase commitment are not satisfied or otherwise waived by Richemont, the Subscription Price shall be returned to the subscribers as soon as practicable after the Expiration Date and no Underlying Shares will be sold by the Company. Accordingly, until the Expiration Date, the Subscription Price shall be held in escrow by the Subscription Agent pending receipt of notice from the Company that Richemont has elected to purchase the Unsubscribed Shares.

     The address to which the Subscription Certificates and payment of the Subscription Price should be delivered is:

                    AMERICAN STOCK TRANSFER & TRUST COMPANY


          By Mail:               By Facsimile Transmission:               By Hand:
  American Stock Transfer &            (718) 234-5001             American Stock Transfer &
        Trust Company                                                   Trust Company
 40 Wall Street, 46th Floor                                      40 Wall Street, 46th Floor
  New York, New York 10005                                        New York, New York 10005
                       To Confirm Receipt and For General Information:
                                       (212) 936-5100
                                       (718) 921-8200


     If a Rights holder wishes to exercise Rights, but time will not permit such holder to cause the Subscription Certificate or Subscription Certificates evidencing such Rights to reach the Subscription Agent on or prior to the Expiration Date, such Rights may nevertheless be exercised if all of the following conditions (the "Guaranteed Delivery Procedures") are met:

          (i) such holder has caused payment in full of the Subscription Price for each Underlying Share being subscribed for pursuant to the Basic Subscription Privilege and the Oversubscription Privilege to be received (in the manner set forth above) by the Subscription Agent on or prior to the Expiration Date;


          (ii) the Subscription Agent receives, on or prior to the Expiration Date, a guarantee notice (a "Notice of Guaranteed Delivery"), substantially in the form provided with the Instructions as to Use of Hanover Direct, Inc. Subscription Certificates (the "Instructions") distributed with the Subscription Certificates, from a member firm of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc. (the "NASD"), or from a commercial bank or trust company having an office or correspondent in the United States (each, an "Eligible Institution"), stating the name of the exercising Rights holder, the number of Rights represented by the Subscription Certificate or Subscription Certificates held by such exercising Rights holder, the number of Underlying Shares being subscribed for pursuant to the Basic Subscription Privilege and the number of Underlying Shares, if any, being subscribed for pursuant to the Oversubscription Privilege, and guaranteeing the delivery to the Subscription Agent of any Subscription Certificate evidencing such Rights within three American Stock Exchange trading days following the date of the Notice of Guaranteed Delivery; and



          (iii) the properly completed Subscription Certificate or Subscription Certificates evidencing the Rights being exercised, with any required signatures guaranteed, is received by the Subscription Agent within three American Stock Exchange trading days following the date of the Notice of Guaranteed Delivery relating thereto. The Notice of Guaranteed Delivery may be delivered to the Subscription Agent in the same manner as Subscription Certificates at the addresses set forth above, or may be transmitted to the Subscription Agent by telegram or facsimile transmission (telecopy no.
     (718) 236-4588 or (718) 234-5001). Additional copies of the form of Notice of Guaranteed Delivery are available upon request from the Information Agent, whose address and telephone numbers are set forth under "THE RIGHTS OFFERING -- Information Agent."

     Funds received in payment of the Subscription Price for Excess Shares subscribed for pursuant to the Oversubscription Privilege will be held in a segregated account pending issuance of such Excess Shares. If a Rights holder exercising the Oversubscription Privilege is allocated less than all of the shares of Common Stock that such holder wished to subscribe for pursuant to the Oversubscription Privilege, the excess funds paid by such holder in respect of the Subscription Price for shares not issued shall be returned by mail without interest or deduction as soon as practicable after the Expiration Date.

     Unless a Subscription Certificate (i) provides that the shares of Common Stock to be issued pursuant to the exercise of Rights represented thereby are to be delivered to the holder of such Rights or (ii) is submitted for the account of an Eligible Institution, signatures on such Subscription Certificate must be guaranteed by an Eligible Institution.


     Holders who hold shares of Common Stock for the account of others, such as brokers, trustees or depositaries for securities, should notify the respective beneficial owners of such shares as soon as possible to ascertain such beneficial owners' intentions and to obtain instructions with respect to the Rights. If the beneficial owner so instructs, the record holder of such Rights should complete Subscription Certificates and submit them to the Subscription Agent with the proper payment. In addition, beneficial owners of Common Stock or Rights held through such a holder should contact the holder and request the holder to effect transactions in accordance with the beneficial owners' instructions.


     The instructions accompanying the Subscription Certificates should be read carefully and followed in detail. DO NOT SEND SUBSCRIPTION CERTIFICATES TO THE COMPANY.

     THE METHOD OF DELIVERY OF SUBSCRIPTION CERTIFICATES AND PAYMENT OF THE SUBSCRIPTION PRICE TO THE SUBSCRIPTION AGENT WILL BE AT THE ELECTION AND RISK OF THE RIGHTS HOLDERS, BUT IF SENT BY MAIL IT IS RECOMMENDED THAT SUCH CERTIFICATES AND PAYMENTS BE SENT BY REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED, AND THAT A SUFFICIENT NUMBER OF DAYS BE ALLOWED TO ENSURE DELIVERY TO THE SUBSCRIPTION AGENT AND CLEARANCE OF PAYMENT PRIOR TO 5:00 P.M., NEW YORK CITY TIME, ON THE EXPIRATION DATE. BECAUSE UNCERTIFIED PERSONAL CHECKS MAY TAKE AT LEAST FIVE BUSINESS DAYS TO CLEAR, YOU ARE STRONGLY URGED TO PAY, OR ARRANGE FOR PAYMENT, BY MEANS OF CERTIFIED OR CASHIER'S CHECK, MONEY ORDER OR WIRE TRANSFER OF FUNDS.

     All questions concerning the timeliness, validity, form and eligibility of any exercise of Rights will be determined by the Company, whose determinations will be final and binding. The Company in its sole discretion may waive any defect or irregularity, or permit a defect or irregularity to be corrected within such time as it may determine, or reject the purported exercise of any Right. Subscriptions will not be deemed to have been received or accepted until all irregularities have been waived or cured within such time as the Company determines in its sole discretion. Neither the Company nor the Subscription Agent will be under any duty to give notification of any defect or irregularity in connection with the submission of Subscription Certificates or incur any liability for failure to give such notification.


     Any questions or requests for assistance concerning the method of exercising Rights or requests for additional copies of this Prospectus, the Instructions or the Notice of Guaranteed Delivery should be directed to the Information Agent, Morrow & Co., Inc., at its address set forth under "THE RIGHTS OFFERING -- Information Agent" (telephone (800) 533-7254).


NO REVOCATION

     ONCE A HOLDER OF RIGHTS HAS EXERCISED THE BASIC SUBSCRIPTION PRIVILEGE AND, IF APPLICABLE, THE OVERSUBSCRIPTION PRIVILEGE, SUCH EXERCISE MAY NOT BE REVOKED.

METHOD OF TRANSFERRING RIGHTS


     Rights may be purchased or sold through usual investment channels, including banks and brokers. The Rights may be traded on the AMEX and in the over-the-counter market. It is anticipated that the Rights will trade on a "when issued" basis up to and including the AMEX trading day immediately following the Record Date. See "THE RIGHTS OFFERING -- Listing and Trading."


     The Rights evidenced by a single Subscription Certificate may be transferred in whole by endorsing the Subscription Certificate for transfer in accordance with the accompanying Instructions. A portion of the Rights evidenced by a single Subscription Certificate (but not fractional Rights) may be transferred by delivering to the Subscription Agent a Subscription Certificate properly endorsed for transfer, with instructions to register such portion of the Rights evidenced thereby in the name of the transferee (and to issue a new Subscription Certificate to the transferee evidencing such transferred Rights). In such event, a new Subscription Certificate evidencing the balance of the Rights will be issued to the Rights holder or, if the Rights holder so instructs, to an additional transferee.


     The Rights evidenced by a Subscription Certificate also may be sold, in whole or in part, through the Subscription Agent by delivering to the Subscription Agent such Subscription Certificate properly executed for sale by the Subscription Agent. If only a portion of the Rights evidenced by a single Subscription Certificate are to be sold by the Subscription Agent, such Subscription Certificate must be accompanied by instructions setting forth the action to be taken with respect to the Rights that are not to be sold. Promptly following the Expiration Date, the Subscription Agent will send the Rights holder a check for the net proceeds from the sale of any Rights sold. If the Rights can be sold, sales of such Rights will be deemed to have been effected at the weighted average price received by the Subscription Agent for the sale of all Rights through the Subscription Agent, less any applicable brokerage commissions, taxes and other direct expenses of sale. The Company will pay the fees charged by the Subscription Agent for effecting such sales. Orders to sell Rights must be received by the Subscription Agent prior to 11:00 a.m., New York City time, on Tuesday, May 27, 1997 and the Subscription Agent's obligation to execute orders is subject to its ability to find buyers.


     Holders wishing to transfer all or a portion of their Rights (but not fractional Rights) should allow a sufficient amount of time prior to the Expiration Date for (i) the transfer instructions to be received and processed by the Subscription Agent, (ii) a new Subscription Certificate to be issued and transmitted to the transferee or transferees with respect to transferred Rights, and to the transferor with respect to retained Rights, if any, and (iii) the Rights evidenced by such new Subscription Certificates to be exercised or sold by the recipients thereof. Neither the Company nor the Subscription Agent shall have any liability to a transferee or transferor of Rights if Subscription Certificates are not received in time for exercise or sale prior to the Expiration Date.

     Except for the fees charged by the Subscription Agent (which will be paid by the Company as described above), all commissions, fees and other expenses (including brokerage commissions and transfer taxes) incurred in connection with the purchase, sale or exercise of Rights will be for the account of the transferor of the Rights, and none of such commissions, fees or expenses will be paid by the Company or the Subscription Agent.


     The Company anticipates that the Rights will be eligible for transfer through, and that the exercise of the Basic Subscription Privilege (but not the Oversubscription Privilege) may be effected through, the facilities of the Depository Trust Company ("DTC"; Rights exercised through DTC are referred to as "DTC Exercised Rights"). The holder of a DTC Exercised Right may exercise the Oversubscription Privilege in respect of such DTC Exercised Right by properly executing and delivering to the Subscription Agent, at or prior to 5:00 p.m., New York City time, on the Expiration Date, a DTC Participant Oversubscription Exercise Form, together with payment of the appropriate Subscription Price for the number of Underlying Shares for which the Oversubscription Privilege is to be exercised. Copies of the DTC Participant Oversubscription Exercise Form may be obtained from the Information Agent.

LISTING AND TRADING


     The outstanding shares of Common Stock are listed on the AMEX. It is anticipated that the Rights will trade on the AMEX and in the over-the-counter market. There can be no assurance, however, that a market for the Rights will develop or as to the price at which the Rights will trade. The Company has applied for the listing of the Underlying Shares on the AMEX. See "RISK FACTORS -- Uncertain Market for Rights; Market Conditions; Market Considerations."


FOREIGN AND CERTAIN OTHER SHAREHOLDERS


     Subscription Certificates will not be mailed to Holders whose addresses are outside the United States but will be held by the Subscription Agent for their account. To exercise such Rights, such Holders must notify the Subscription Agent on or prior to 11:00 a.m., New York City time, on Tuesday, May 27, 1997, at which time (if no instructions have been received) the Rights represented thereby will be sold, if feasible, and the net proceeds, if any, remitted to such Holders. If the Rights can be sold, sales of such Rights will be deemed to have been effected at the weighted average price received by the Subscription Agent for the sale of all Rights through the Subscription Agent, less any applicable brokerage commissions, taxes and other expenses.


STANDBY PURCHASE COMMITMENT


     The Company and Richemont have entered into the Standby Purchase Agreement, pursuant to which Richemont will be required, subject to the fulfillment of various terms and conditions thereof, to purchase all Unsubscribed Shares. In the event that the conditions contained in the Standby Purchase Agreement are not met and are not waived by Richemont, the obligation of Richemont to purchase any Unsubscribed Shares may be cancelled upon notice by Richemont and the Subscription Price shall be returned to the subscribers as soon as practicable after the Expiration Date and no Underlying Shares will be sold by the Company. Although the Company believes that Richemont would waive the non-occurrence of any of the conditions, if Richemont does not do so, the cancellation by Richemont of its obligation to purchase any Unsubscribed Shares would have an adverse effect on the Company's financial condition and, in such event, it is possible that the Company may need to seek protection under applicable insolvency laws. See "RISK FACTORS -- Importance of Liquidity to the Company's Existence." If all of the Rights are exercised, Richemont will not be required to purchase any of the Common Stock issuable upon the exercise of the Rights. The summary of the Standby Purchase Agreement contained herein discusses all the material terms of such agreement, but is qualified in its entirety by reference to the specific provisions of the Standby Purchase Agreement, a copy of which is on file with the Commission. See "AVAILABLE INFORMATION."



     As compensation to Richemont for its commitment under the Standby Purchase Agreement, the Company has agreed to pay to Richemont, on the Closing Date, an amount equal to 1% in respect of the aggregate offering price of the aggregate number of shares of Common Stock issuable upon exercise of the Rights granted to holders of Common Stock and Series B Preferred Stock other than with respect to the shares of Common Stock held by NAR or its affiliates plus an amount equal to one-half of 1% in respect of the aggregate offering price of the aggregate number of shares of Common Stock issuable upon exercise of the Rights granted to NAR or its affiliates less 11,111,111 shares of Common Stock or such greater number of shares of Common Stock as NAR or its affiliates shall acquire upon exercise of their Rights (collectively, the "Standby Fee") plus an additional amount equal to 4% of the aggregate offering price (the "Take-Up Fee") in respect of all Unsubscribed Shares, if any, purchased by Richemont pursuant to its commitment thereunder, each payable in cash. Notwithstanding the foregoing, Richemont shall not be entitled to a Standby Fee with respect to the shares of Common Stock issuable upon exercise of the Rights with respect to the shares of Common Stock owned beneficially by Theodore H. Kruttschnitt as of March 26, 1997 if (i) by April 24, 1997, he has furnished to Richemont an undertaking to exercise the Rights distributed to him with respect to such shares of Common Stock and (ii) upon the closing of the Rights Offering, Mr. Kruttschnitt purchases the shares of Common Stock which he undertakes to purchase. Mr. Kruttschnitt did not furnish such an undertaking by Thursday, April 24, 1997.

     The Company has agreed that except as otherwise contemplated in this Prospectus, it will not prior to Tuesday, July 29, 1997, sell or otherwise dispose of any shares of Common Stock or securities convertible into or exchangeable or exercisable for shares of Common Stock pursuant to a registration statement filed after the date hereof with the Commission pursuant to the Securities Act without the prior written consent of Richemont.


     The Standby Purchase Agreement provides that the Company will indemnify Richemont and each person who controls, or is in common control with, Richemont against certain liabilities incurred in connection with the Rights Offering, including liabilities under the Securities Act, or contribute to payments Richemont may be required to make in respect thereof.


     The obligation of Richemont under the Standby Purchase Agreement to purchase Unsubscribed Shares is subject to the following conditions, among others: that the Registration Statement of which this Prospectus is a part shall have been declared effective, and that no stop order with respect thereto shall have been issued; that the Company shall have commenced mailing the Subscription Certificates to Holders of the Common Stock and Series B Preferred Stock not later than three days following the date hereof and shall have completed such mailing expeditiously, and shall have offered the Common Stock for subscription in accordance with the terms and under the conditions set forth in this Prospectus; that the Company, prior to 12:00 Noon, New York City time, on the business day following the Expiration Date, shall have advised Richemont of the number of the shares of Common Stock subscribed for and of the number of Unsubscribed Shares; that the Company affirm as correct certain representations and warranties made to Richemont, and that NAR shall have exercised its Rights for that number of shares of Common Stock having an aggregate purchase price of at least $10 million, such purchase price to be paid by NAR by the surrender and cancellation of the principal amount of the IMR Promissory Note. In addition, Richemont in its absolute discretion may elect to terminate its obligations under the Standby Purchase Agreement if trading in the Common Stock has been suspended by the Commission or the AMEX or trading in securities generally on the AMEX has been suspended, limited or subject to the establishment of minimum prices.



     The issuance of Common Stock upon the exercise of Rights to Holders of shares of Common Stock and Series B Preferred Stock to which Rights have been granted is contingent upon the consummation of the purchase by Richemont of the Unsubscribed Shares. In the event that the conditions precedent to Richemont's obligations to exercise its standby purchase commitment are not satisfied or otherwise waived by Richemont, all amounts paid by subscribers upon exercise of Rights shall be returned to such subscribers as soon as practicable after the Expiration Date and no Underlying Shares will be sold by the Company. Accordingly, until the Expiration Date, the Subscription Price shall be held in escrow by the Subscription Agent pending receipt of notice from the Company that Richemont has elected to purchase the Unsubscribed Shares. However, in the event that Richemont waives the conditions precedent that are not satisfied, it will have a purchase commitment for all of the Unsubscribed Shares.



     By agreement, dated March 26, 1997, NAR irrevocably agreed with the Company, subject to and upon the consummation of the Rights Offering, to exercise at the Subscription Price that number of Rights distributed to it for the purchase of shares of Common Stock having an aggregate purchase price of at least $10 million. NAR agreed to pay for and the Company agreed to accept as payment for the aggregate purchase price of such shares at the closing of the Rights Offering the surrender by NAR of the principal amount of the IMR Promissory Note and the cancellation thereof. NAR has advised the Company that it currently does not intend to exercise any additional Rights which it receives but may attempt to dispose of such Rights in the open market.



CERTAIN FEDERAL INCOME TAX CONSEQUENCES TO HOLDERS


     Brown Raysman Millstein Felder & Steiner LLP, counsel to the Company, has advised the Company that the following summary reflects their opinion as to the material United States federal income tax considerations applicable to Holders upon the distribution of the Rights, and to holders of Rights upon their exercise and disposition. Holders should be aware that certain of the federal income tax consequences relevant to the Holders are unclear under existing law or are dependent on factual considerations that cannot currently be determined and counsel have not rendered an opinion with respect to such consequences. An opinion of counsel represents the legal judgment of such counsel and is not binding on the Internal Revenue Service. There can be no assurance that the Internal Revenue Service will take a similar view as to any of the tax consequences described below. No ruling has been or will be requested from the Internal Revenue Service on any tax matters relating to the Rights Offering or the ownership or disposition of the Common Stock.


     This summary is based upon the provisions of the Code, the regulations, administrative rulings and judicial decisions now in effect, all of which are subject to change (possibly with retroactive effect) or different interpretations. This summary does not purport to deal with all aspects of federal income taxation that may be relevant to a particular Holder or to certain types of Holders subject to special treatment under the federal income tax laws (for example, banks, dealers in securities, life insurance companies, tax exempt organizations and foreign taxpayers), nor does it discuss any aspect of state, local or foreign tax laws. Foreign persons should see "THE RIGHTS OFFERING -- Certain United States Tax Consequences to Non-United States Holders" below. Furthermore, this summary is limited to persons that have held the Common Stock or Series B Preferred Stock, as applicable, as capital assets (generally, property held for investment) within the meaning of section 1221 of the Code. This discussion is not intended as tax advice to the Holders. Holders are advised to consult their own tax advisors with respect to the consequences to them of the Rights Offering to their own particular tax situations.



     Distribution of the Rights. Subject to the discussions in "Constructive Distributions Under Section 305 of the Code" below, Holders of Common Stock will not recognize taxable income, for federal income tax purposes, in connection with the distribution of the Rights. Holders of Series B Preferred Stock will recognize taxable income, for federal income tax purposes, in connection with the distribution of Rights measured by the fair market value of the Rights distributed to such Holders.



     Basis and Holding Period of the Rights. The basis of the Rights received by a Holder as a distribution with respect to such Holder's Series B Preferred Stock will be the fair market value of the Rights distributed to such Holder. The basis of the Rights received by a Holder as a distribution with respect to such Holder's Common Stock will be zero. If either (i) the fair market value of the Rights on the date of issuance is 15% or more of the fair market value (on the date of issuance) of the Common Stock with respect to which they are received or (ii) the Holder elects, in such Holder's federal income tax return for the taxable year in which the Rights are received, to allocate part of the basis of such Common Stock to the Rights, the Holder's basis in such Common Stock will be allocated between the Common Stock and the Rights in proportion to the fair market values of each on the date of distribution. The holding period of a Holder with respect to the Rights received as a distribution on such Holder's Common Stock will include the Holder's holding period for the Common Stock with respect to which the Rights were distributed. The holding period of a Holder with respect to Rights received as a distribution on such Holder's Series B Preferred Stock will commence on the day of distribution of such Rights. In the case of a purchaser of the Rights, the tax basis of such Rights will be equal to the purchase price paid therefor and the holding period for such Rights will commence on the day following the date of the purchase.



     Transfer of the Rights. A Holder who sells the Rights received in the distribution prior to exercise will recognize gain or loss equal to the difference between the sale proceeds and such Holder's basis (if any) in the Rights sold. Gain or loss recognized by a holder of Rights received as a distribution with respect to such holder's Common Stock will be capital gain or loss if gain or loss from a sale of Common Stock held by such Holder would be characterized as capital gain or loss at the time of such sale, and will be long term capital gain or loss if the holding period for the Rights disposed of is more than one year and short term capital gain or loss if such holding period is one year or less. Any gain or loss recognized on a sale of Rights acquired by purchase or received by a Holder of Series B Preferred Stock will be short term capital gain or loss if Common Stock would be a capital asset in the hands of the seller (if acquired by him).



     Lapse of the Rights. Holders who received the Rights in respect of Common Stock who allow the Rights distributed to them to lapse will not recognize any gain or loss, and no adjustment will be made to the basis of the Common Stock owned by such Holder. Purchasers of the Rights and Holders who received the Rights in respect of Series B Preferred Stock will be entitled to a loss equal to their tax basis in the Rights if such Rights expire unexercised. Any loss recognized on the expiration of Rights acquired by purchase or in respect of

Series B Preferred Stock will be a short term capital loss if Common Stock acquired through exercise of such Rights would be a capital asset in the hands of the seller (if acquired by him).

     Exercise of the Rights; Basis and Holding Period of Common Stock. Holders of Rights will not recognize gain or loss upon the exercise of such Rights. The basis of the Common Stock acquired through exercise of the Rights will be equal to the sum of the Subscription Price therefor and the Rights holder's basis in such Rights (if any). The holding period for the Common Stock acquired through exercise of the Rights will begin on the date the Rights are exercised.


     Constructive Distributions Under Section 305 of the Code. Section 305 of the Code provides, as a general rule, that a distribution of rights to acquire stock of a corporation made by such corporation to its shareholders with respect to its stock is not a taxable event. However, there are a number of exceptions to this general rule, and a distribution of rights that falls within any one of such exceptions is treated as "a distribution of property to which section 301 applies."


     Under one of the relevant exceptions, a distribution of stock or stock rights will be treated as a distribution of property to which section 301 applies if it constitutes a "disproportionate distribution" with respect to any class or classes of stock or convertible debt of the corporation. A distribution of stock or stock rights constitutes a "disproportionate distribution" if it is a part of a distribution or a series of distributions (including deemed distributions) that has the effect of (i) the receipt of property (including cash) by some shareholders and (ii) an increase in the proportionate interests of other shareholders in the assets or earnings and profits of the distributing corporation. For this purpose, cash dividends paid with respect to stock and debt service payments made with respect to convertible securities (which are treated for this purpose as outstanding stock) may constitute the requisite "receipt of property" by some shareholders irrespective of whether such dividends or payments are related to the distribution of stock or stock rights. Further, a distribution of stock or stock rights that does not maintain the proportionate interests of the various classes of stock and securities (including any conversion rights relating thereto) of the distributing company may constitute the requisite increase in the proportionate interests in the assets or earnings and profits of the shareholders receiving the distribution of stock or stock rights.


     Under a second relevant exception, a distribution of stock or stock rights by a corporation with respect to its preferred stock will be treated as a distribution of property to which section 301 applies unless the distribution is in the form of an increase in the conversion ratio of the convertible preferred stock made solely to take account of a stock dividend or stock split with respect to the stock into which such convertible preferred stock is convertible. Thus, the distribution of Rights to the Holders of Series B Preferred Stock will be a taxable distribution to such Holders.



     The Company has represented that the number and proportion of Rights to be distributed to the Holders of Common and Series B Preferred Stock have been calculated in a manner designed to maintain the relative interests of such Holders in the assets and earnings and profits of the Company. The Company has further represented that the number of Rights to be distributed to the Holders of Series B Preferred Stock (which Series B Preferred Stock currently does not contain anti-dilution provisions) has been calculated in a manner designed solely to prevent the dilution of the conversion rights of such Holders. Accordingly, the distribution of Rights to Holders of Common Stock pursuant to the Rights Offering has been designed so as not to be subject to tax pursuant to section 305. However, section 305 and the Treasury Regulations thereunder are not clear as to the methodology to be used in calculating the number of rights to be issued with respect to convertible stock or securities in order to protect the holders thereof from dilution in the event of a rights offering, and the Internal Revenue Service could take the position that the number of Rights distributed to the holders of Series B Preferred Stock is more or less than is required merely to protect such Holders from dilution.



     If the number of Rights distributed to the Holders of Series B Preferred Stock ultimately is determined to have been other than is required to protect such Holders from dilution, there could be deemed "disproportionate distribution" to the Holders of Common Stock to the extent of such shortfall. Furthermore, future events, such as distributions of stock, stock rights or property (including cash), by the Company, which cannot now be determined, could affect the tax consequences of the Rights Offering. Because the law is unclear in this area and because future events, which cannot now be determined, could affect the tax consequences of the Rights Offering under section 305, counsel is unable to render an opinion as to the applicability of section 305 to the Rights Offering.



     If the Rights Offering were to result in a distribution of property to which section 301 applies under one of the above-described exceptions, such distribution (measured by the fair market value of the Rights distributed) would be treated as a dividend to the extent of the Company's current or accumulated earnings and profits, would be treated as a tax-free return of capital to the extent of the recipient's basis in the stock to which such distribution is attributable, and any excess over the amounts treated as a dividend and a return of basis would be treated as an amount received in exchange for such stock.



     The Company believes that it had a deficit in both current and accumulated earnings and profits as of the close of its taxable year ended December 28, 1996 and for the first quarter of 1997. The amount of earnings and profits, if any, that the Company will earn during 1997 will depend on its future actions and financial performance and cannot currently be determined. However, it is not anticipated that the Company will have any current or accumulated earnings and profits for its 1997 tax year. In such case, the Rights Offering would not result in any dividend income to the Holders of Common or Series B Preferred Stock even if the Rights Offering ultimately is determined to have resulted in a distribution of property to which section 301 applies.


     If the Company were to generate current earnings and profits for 1997 and the Rights Offering were treated as a distribution of property to which section 301 applies under one of the above-described exceptions, a Holder might ultimately be treated as having received a constructive dividend pursuant to section 305 of the Code as a result of the Rights Offering equal to the lesser of the value of the distribution and such Holder's share of the current and accumulated earnings and profits of the Company. Subject to certain holding period and taxable income requirements imposed by the Code, an actual or constructive distribution to a corporate Holder resulting from the Rights Offering that is treated as a dividend may qualify for the dividends received deduction available under section 246 of the Code. Corporate Holders claiming such a dividends received deduction are advised to consult with their tax advisors as to the potential applicability of section 1059 to such deduction.

     Whether or not the Company has current or accumulated earnings and profits, in the event that the Rights Offering is treated as a distribution to which section 301 applies, Holders would receive a basis in the Rights received or other property deemed distributed equal to the amount of such distribution.

     EACH HOLDER IS URGED TO CONSULT WITH SUCH HOLDER'S OWN TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES OF THE RIGHTS OFFERING TO SUCH HOLDER'S OWN PARTICULAR TAX SITUATION, INCLUDING THE APPLICATION AND EFFECT OF STATE AND LOCAL INCOME AND OTHER TAX LAWS.


FEDERAL INCOME TAX CONSEQUENCES OF RIGHTS OFFERING TO THE COMPANY


     The Company will not recognize gain or loss on either the distribution or the exercise or lapse of the Rights.

CERTAIN UNITED STATES TAX CONSEQUENCES TO NON-UNITED STATES HOLDERS

     The following summary describes the material United States federal tax consequences of the distribution, exercise and disposition of the Rights, and the ownership and disposition of Common Stock, acquired upon exercise thereof, by a person (a "non-U.S. holder") who, for United States federal income tax purposes, is a nonresident alien individual, a foreign corporation, foreign partnership, or foreign estate or trust, as such terms are defined in the Code. This summary does not discuss all aspects of federal taxation that may be relevant to a particular non-U.S. holder, nor does it consider specific facts and circumstances that may be relevant to a particular non-U.S. holder's tax position.


     Issuance or Exercise of the Rights. Subject to the possible application of section 305 of the Code (see "THE RIGHTS OFFERING -- Certain Federal Income Tax Consequences to Holders -- Constructive Distributions Under Section 305 of the Code" above), which could cause the Rights Offering to result in the constructive receipt of dividends (which would be taxable as described in "Dividends on Common Stock," below) or of an amount received in exchange for the Common Stock (which would be taxable as described in "Disposition of Rights or Common Stock," below), non-U.S. holders of Common Stock will not recognize taxable income, for United States federal income tax purposes, and will not be subject to withholding of United States federal income tax, in connection with the receipt or exercise of the Rights. On the other hand, non-U.S. holders of Series B Preferred Stock may recognize taxable income, for United States federal income tax purposes, and may be subject to withholding of United States federal income tax, in connection with the receipt (but not the exercise) of the Rights.


     Disposition of Rights or Common Stock. A non-U.S. holder generally will not be subject to United States federal income tax with respect to gain recognized on the disposition of the Rights or Common Stock unless (i) the gain is effectively connected with the conduct of a trade or business of the non-U.S. holder in the United States, (ii) in the case of a non-U.S. holder who is a nonresident alien individual and who holds either the Rights or such Common Stock as a capital asset, such Holder is present in the United States for 183 or more days in the taxable year of sale, (iii) the non-U.S. holder has owned, directly or by attribution, more than 5% of the Rights or the Common Stock at any time during the five-year period ending on the date of disposition of such interest and the Rights or such Common Stock, as the case may be, is, at the time of disposition, a United States real property interest within the meaning of section 897(c)(1) of the Code, or (iv) a non-U.S. holder is subject to tax pursuant to certain provisions of the Code applicable to expatriates.



     Dividends on Common Stock. Dividends paid to a non-U.S. holder of Common Stock will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, unless the dividends are effectively connected with the conduct of a trade or business of the non-U.S. holder within the United States. In order to claim the benefit of an applicable tax treaty rate, a non-U.S. holder may have to file with the Company or its dividend paying agent an exemption or reduced treaty rate certificate or letter in accordance with the terms of such treaty.


     Dividends received by a non-U.S. holder that are effectively connected with the conduct of a trade or business of a non-U.S. holder within the United States are exempt from the withholding tax described above. A non-U.S. holder may claim this exemption by filing Form 4224 (Exemption from Withholding of Tax on Income Effectively Connected with the Conduct of Trade or Business in the United States) with the Company or its dividend paying agent. Dividends that are effectively connected with the conduct of a trade or business within the United States (after reduction by certain deductions) are generally taxed at the regular United States federal income tax rate and, in the case of foreign corporations, may also be subject to an additional U.S. branch profits tax of 30% (or lower applicable treaty rate).


     Federal Estate Taxes. Common Stock held by an individual non-U.S. holder at the time of death will be included in such Holder's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.



     U.S. Information Reporting Requirements and Backup Withholding. Generally, United States information reporting requirements and backup withholding tax with respect to dividends paid on Common Stock do not apply to a non-U.S. holder. Payment by a United States office of a broker of the proceeds of a sale of the Rights or Common Stock acquired through exercise thereof is subject to both information reporting and backup withholding at a rate of 31% unless the Holder certifies its non-U.S. status under penalties of perjury or otherwise establishes an exemption. Information reporting requirements (but not backup withholding) will also apply to a payment of the proceeds of a sale of the Rights or Common Stock by a foreign office of a United States broker, or certain foreign brokers, unless the broker has documentary evidence in its records that the Holder is a non-U.S. holder and certain other conditions are met, or the Holder otherwise establishes an exemption.



     The Internal Revenue Service has issued proposed regulations which, if they become final, would impose new information reporting and certification requirements and possible backup withholding on payments of dividends to non-U.S. holders. The new rules would be applicable to payments of dividends made after 1997 and current law would remain in effect until then. Non-U.S. holders should consult with their tax advisors as to compliance with the new rules so as to avoid possible information reporting and backup withholding on dividend payments after 1997.

     A non-U.S. holder may obtain a refund of any amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the United States Revenue Service.

     EACH NON-U.S. HOLDER IS URGED TO CONSULT WITH SUCH NON-U.S. HOLDER'S OWN TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES OF THE RIGHTS OFFERING TO SUCH NON-U.S. HOLDER'S OWN PARTICULAR TAX SITUATION, INCLUDING THE APPLICATION AND EFFECT OF STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX LAWS.

DESCRIPTION OF COMMON STOCK

     For a description of the Common Stock, see "DESCRIPTION OF CAPITAL STOCK."

SUBSCRIPTION AGENT

     The Company has appointed American Stock Transfer & Trust Company as Subscription Agent for the Rights Offering. The Subscription Agent's address, which is the address to which the Subscription Certificates and payment of the Subscription Price should be delivered, as well as the address to which the Notice of Guaranteed Delivery must be delivered, is:

                    AMERICAN STOCK TRANSFER & TRUST COMPANY

           By Mail:                     By Facsimile                     By Hand:
American Stock Transfer & Trust          Transmission:        American Stock Transfer & Trust
            Company                    (718) 234-5001                     Company
  40 Wall Street, 46th Floor                                    40 Wall Street, 46th Floor
   New York, New York 10005                                      New York, New York 10005

                             To Confirm Receipt and
                            For General Information:

                                 (212) 936-5100

                                 (718) 921-8200

     The Company will pay the fees and expenses of the Subscription Agent, and has also agreed to indemnify the Subscription Agent from any liability which it may incur in connection with the Rights Offering. The Company has been informed by the Subscription Agent that it is a bank within the meaning of Section 3(a)(6) of the Exchange Act.

INFORMATION AGENT

     The Company has appointed Morrow & Co., Inc. as Information Agent for the Rights Offering. Any questions or requests for additional copies of this Prospectus, the Instructions or the Rights Offering Notice of Guaranteed Delivery may be directed to the Information Agent at the telephone numbers and address below.

                               MORROW & CO., INC.

                                909 Third Avenue
                                   20th Floor
                               New York, NY 10022
                                 (212) 754-8000
                                   TOLL FREE
                                 1-800-566-9061
                           Banks and brokerage firms
                           please call 1-800-662-5200

     The Company will pay the fees and expenses of the Information Agent and has also agreed to indemnify the Information Agent from certain liabilities which it may incur in connection with the Rights Offering.

                          DESCRIPTION OF CAPITAL STOCK

     The following general summary of the material terms of the capital stock of the Company does not purport to be complete and is subject to, and qualified in its entirety by reference to, the pertinent portions of the Company's Certificate of Incorporation.

GENERAL


     The authorized capital stock of the Company consists of 225,000,000 shares of Common Stock, 12,270,503 shares of Class B Common Stock, par value $.01 per share (the "Class B Common Stock"), 40,000 shares of Class B 8% Cumulative Preferred Stock, par value $.01 and stated value $1,000 per share (the "Class B Preferred"), 861,900 shares of 7.5% Cumulative Convertible Preferred Stock, par value $.01 and stated value $20 per share (the "7.5% Preferred"), 5,000,000 shares of Additional Preferred Stock, par value $.01 per share (the "Additional Preferred"), of which 234,900 shares have been designated as 6% Series A Convertible Additional Preferred Stock, par value $.01 and stated value $10 per share (the "Series A Preferred Stock"), and 634,900 shares have been designated as Series B Preferred Stock. As of April 24, 1997, there were 144,404,697 shares of Common Stock and 634,900 shares of Series B Preferred Stock outstanding.


COMMON STOCK

     General. There are no redemption or sinking fund provisions applicable to the shares of Common Stock and such shares are not entitled to any preemptive rights.


     Voting. Each holder of Common Stock is entitled to one vote for each share registered in the holder's name on the books of the Company. Since none of the shares of Common Stock have cumulative voting rights, the holders of more than 50% of the shares can elect all the Directors of the Company, if they so choose, and, in that event, the holders of the remaining shares will not be able to elect any of the Directors. See "RISK FACTORS -- Relationship with NAR."


     Dividends. Subject to the prior rights of holders of any then issued and outstanding preferred stock, the holders of Common Stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors of the Company from the assets of the Company which are legally available therefor. The Company is restricted from paying dividends on its Common Stock by certain debt covenants contained in agreements to which the Company is a party. See "DIVIDEND POLICY."

     Liquidation. Upon the liquidation, dissolution or winding-up of the Company, holders of Common Stock are entitled to receive, pro rata, after the prior rights of creditors and holders of any preferred stock have been satisfied, all the remaining assets of the Company available for distribution.

     Transfer Agent and Registrar. American Stock Transfer & Trust Company is the Transfer Agent and Registrar for the Common Stock.

ADDITIONAL PREFERRED

     Additional Preferred may be issued at such times, to such persons and for such consideration as the Board of Directors may determine to be in the Company's best interest without (except as otherwise required by law) further authority from the shareholders. Such shares of authorized and unissued Additional Preferred may be issued with such designations, voting powers, preferences and relative, participating, optional or other special rights, and qualifications, limitations and restrictions of such rights, as the Company's Board of Directors may authorize, including but not limited to: (i) the distinctive designation of each series and the number of shares that will constitute such series; (ii) the voting rights, if any, of shares of such series; (iii) the dividend rate on the shares of such series, any restriction, limitation or condition upon the payment of such dividends, whether dividends shall be cumulative and the dates on which dividends are payable; (iv) the prices at which, and the terms and conditions on which, the shares of such series may be redeemed, if such shares are redeemable; (v) the purchase or sinking fund provisions, if any, for the purchase or redemption of shares of such series; (vi) any preferential amount payable upon shares of such series in the event of the liquidation, dissolution or winding-up of the Company or the distribution of its assets; and (vii) the prices or rates of conversion at which, and the terms and conditions on which, the shares of such series may be converted into other securities, if such shares are convertible.

SERIES A PREFERRED STOCK

     Dividends. The holders of record of shares of Series A Preferred Stock are entitled to receive preferential cumulative dividends, when and as declared by the Board of Directors of the Company out of funds legally available therefor, at a rate of 6% of the stated value per annum. Dividends on the Series A Preferred Stock commenced to accrue on September 30, 1993.


     Liquidation Preference. In the event of any distribution of assets upon any liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, after payment or provision for payment of the debts and other liabilities of the Company, the holder of each share of the then outstanding Series A Preferred Stock shall be entitled to receive out of the assets of the Company, whether such assets are capital, surplus or earnings, an amount equal to the then stated value of each share of Series A Preferred Stock, before any payments or distributions are made to, or set aside for, any other equity security of the Company other than any other series of preferred stock. If the assets of the Company are insufficient to pay such amounts in full, then the entire assets of the Company shall be distributed pro rata to the holders of shares of preferred stock after the holders of the Class B Preferred and the 7.5% Preferred have been paid in full. Neither a consolidation, merger or other business combination of the Company with or into another corporation or other entity nor a sale or transfer of all or part of the Company assets for cash, securities or other property shall be considered a liquidation, dissolution or winding-up of the Company.



     Conversion. On September 30, 1994, each holder of the Series A Preferred Stock automatically, without any action on the part of such holder, had one-third of each such holder's holdings of Series A Preferred Stock converted into a number of shares of Common Stock of the Company determined by dividing the then stated value of the shares by the Conversion Price (as defined) for such date. On September 30, 1995, each holder of the Series A Preferred Stock automatically, without any action on the part of such holder, had one-third of each such holder's holdings of Series A Preferred Stock converted into a number of shares of Common Stock of the Company determined by dividing the then stated value of the shares by the Conversion Price for such date. On September 30, 1996, each holder of the Series A Preferred Stock automatically, without any action on the part of such holder, had the shares of Series A Preferred Stock that remained outstanding converted into a number of shares of Common Stock determined by dividing the then stated value of the shares by the Conversion Price (as defined) for such date. The "Conversion Price" was an amount equal to the average of the per-share closing prices (regular way) for a round lot of the Common Stock on the AMEX on each of the five trading days immediately preceding the Conversion Date.


     No fractional shares or scrip representing fractional shares of Common Stock were issued upon conversion of Series A Preferred Stock. Instead of any fractional share of Common Stock that would otherwise have been issuable upon conversion of any shares of Series A Preferred Stock, the Company paid a cash adjustment in respect of such fractional interest in an amount equal to the same fraction of the Conversion Price per share of Common Stock.

     Redemption. The Company had the right to redeem the Final Conversion Allotment at any time prior to September 20, 1996 at the liquidation value (initial stated value plus accrued but unpaid dividends) of such shares payable in cash.

     Voting Rights. The holders of the Series A Preferred Stock shall not have any voting rights except as may be required by law.

     Preemptive Rights. The Series A Preferred Stock is not entitled to any preemptive or subscription rights in respect of any securities of the Company.

SERIES B PREFERRED STOCK

     Dividends. The holders of record of shares of Series B Preferred Stock are entitled to receive dividends, when and as declared by the Board of Directors of the Company out of funds legally available therefor, at a rate of 5% of the stated value per annum from February 15, 1995 through February 15, 1998; provided, however, that Aegis Safety Holdings, Inc. shall have achieved at least One Million Dollars ($1,000,000) of earnings (as computed in accordance with generally accepted accounting principles consistently applied) ("EBIT") during the fiscal year (or portion thereof) in question for which the dividend computation is being made, and 7% of the stated value per annum from February 16, 1998 through February 15, 2000 regardless of the EBIT of Aegis Safety Holdings, Inc., each payable in cash in arrears.



     Liquidation Preference. In the event of any distribution of assets upon any liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, after payment or provision for payment of the debts and other liabilities of the Company, the holder of each share of the then outstanding Series B Preferred Stock shall be entitled to receive out of the assets of the Company, whether such assets are capital, surplus or earnings, an amount equal to the then stated value of each share of Series B Preferred Stock, before any payments or distributions are made to, or set aside for, any other equity security of the Company other than the holders of the 7.5% Preferred, the Class B Preferred, the Series A Preferred Stock and then, pro rata, to the holders of shares of any other series of Additional Preferred. Neither a consolidation, merger or other business combination of the Company with or into another corporation or other entity nor a sale or transfer of all or part of the Company assets for cash, securities or other property shall be considered a liquidation, dissolution or winding-up of the Company.


     Conversion. Each holder of the Series B Preferred Stock shall be entitled at any time and from time to time to convert any or all of his outstanding shares of Series B Preferred Stock into such number of shares of Common Stock determined by dividing the then stated value of the shares by the Series B Conversion Price. The "Series B Conversion Price" shall be $6.66 (subject to adjustment upon the occurrence of a stock split or other subdivision or a combination of outstanding shares of Common Stock, or the reclassification of the Company's capital stock or any other similar event with respect to the Company's Common Stock) ("Adjustment Events").

     At any time subsequent to the date upon which the per-share closing price (regular way) for a round lot of the Common Stock on the AMEX (or such other exchange or system on which the Common Stock shall from time to time be traded) has been greater than $6.66 for 20 trading days in a 30 consecutive trading day period, the Company has the right to require the conversion of all of the outstanding shares of Series B Preferred Stock at the Conversion Price. The Series B Conversion Price will be adjusted upon the occurrence of an Adjustment Event. The Company will provide the holders of the Series B Preferred Stock which are to be converted with at least 30 days written notice of the date upon which conversion of the Series B Preferred Stock is required.


     Redemption. The Company shall redeem all of the outstanding shares of the Series B Preferred Stock on February 15, 2000 in cash or in Common Stock at the option of the Company in either case together with any accrued but unpaid dividends through February 15, 2000. If the shares of Series B Preferred Stock to be redeemed are to be paid in cash, the redemption price per share shall be equal to the Series B Conversion Price on February 15, 2000. If the shares of Series B Preferred Stock to be redeemed are to be paid in Common Stock, the number of shares of Common Stock to be paid upon redemption of each share of Series B Preferred Stock (the "Redemption Shares") shall be determined by dividing the stated value of the shares by the Series B Conversion Price on February 15, 2000. In addition, if the shares of Series B Preferred Stock to be redeemed are to be paid in Common Stock and if the per-share closing price (regular way) on the American Stock Exchange for a round lot of the Common Stock on February 15, 2000 (the "Redemption Date Closing Price") is less than 95% of the Series B Conversion Price on February 15, 2000, each holder of Series B Preferred shall be entitled to receive on February 15, 2000 such additional shares of Common Stock determined by multiplying (x) the difference between 95% of the Conversion Price on February 15, 2000 and the Redemption Date Closing Price and (y) the aggregate number of Redemption Shares to which such holder is entitled, and dividing the product thereof by the Redemption Date Closing Price. No fractional shares shall be issued, but a cash payment in an amount equal to the value of such fractional share shall be made in lieu thereof.

     Voting Rights. Each share of the Series B Preferred Stock shall be entitled to a number of votes equal to the number of shares of Common Stock that such share of Series B Preferred Stock is convertible into based on the then existing Series B Conversion Price. Except as provided by law, the holders of the Series B Preferred Stock shall vote together with the holders of the Common Stock (and any other class or series which may be similarly entitled to vote with the shares of Common Stock) as one class on all matters submitted to a vote of stockholders of the Company.

     Preemptive Rights. The Series B Preferred Stock is not entitled to any preemptive or subscription rights in respect of any securities of the Company.

                              PLAN OF DISTRIBUTION


     The Company is distributing transferable Rights, at no cost, to the Holders of the Common Stock and Series B Preferred Stock outstanding as of the Record Date. See "THE RIGHTS OFFERING -- The Rights." Each Right will entitle the holder thereof to receive, upon payment of the Subscription Price, one share of Common Stock. Record Date stockholders who fully exercise all Rights distributed to them will also be entitled to subscribe at the Subscription Price for shares of Common Stock that are not otherwise purchased pursuant to the exercise of Rights, subject to proration by the Company under certain circumstances. See "THE RIGHTS OFFERING -- Subscription Privileges."



     Richemont has agreed to purchase from the Company all Unsubscribed Shares pursuant to its standby purchase commitment. See "THE RIGHTS OFFERING -- Standby Purchase Commitment." No underwriters, brokers or dealers have been retained by the Company in connection with the Rights Offering.



     The Company anticipates receiving approximately $37.0 million in net cash proceeds from the Rights Offering (after giving effect to the acquisition and exercise by NAR of Rights having an aggregate purchase price of at least $10 million to be paid for by surrender and cancellation of the IMR Promissory Note) including Richemont's standby purchase commitment, and after payment of approximately $3.0 million of fees and expenses incurred in connection with the Rights Offering. See "USE OF PROCEEDS."


                                    EXPERTS


     The consolidated balance sheets of the Company and subsidiaries as of December 28, 1996 and December 30, 1995, and the related consolidated statements of income, shareholders' (deficit) equity and cash flows for each of the three fiscal years in the period ended December 28, 1996 and schedules incorporated by reference in this Prospectus and elsewhere in the Registration Statement, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.


                                 LEGAL MATTERS

     The legality of the securities offered hereby will be passed upon for the Company by Brown Raysman Millstein Felder & Steiner LLP, New York, New York.

                     HANOVER DIRECT, INC. AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                                        PAGE
                                                                                        NO.
                                                                                        ----
Report of Independent Public Accountants..............................................  F-2
Consolidated Balance Sheets as of December 30, 1995 and December 28, 1996.............  F-3
Consolidated Statements of Income (Loss) for the three years ended December 28,
  1996................................................................................  F-4
Consolidated Statements of Shareholders' (Deficit) Equity for the three years ended
  December 28, 1996...................................................................  F-5
Consolidated Statements of Cash Flows for the three years ended December 28, 1996.....  F-7
Notes to Consolidated Financial Statements............................................  F-8

Supplementary Data:
Valuation and Qualifying Accounts for the three years ended December 28, 1996.........  F-37

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of Hanover Direct, Inc.:

     We have audited the accompanying consolidated balance sheets of Hanover Direct, Inc. (a Delaware corporation) and subsidiaries as of December 28, 1996 and December 30, 1995, and the related consolidated statements of income (loss), shareholders' (deficit) equity and cash flows for each of the three fiscal years in the period ended December 28, 1996. These consolidated financial statements and the schedule referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and schedule based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hanover Direct, Inc. and subsidiaries as of December 28, 1996 and December 30, 1995, and the results of their operations and their cash flows for each of the three fiscal years in the period ended December 28, 1996 in conformity with generally accepted accounting principles.

     Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule listed in the index to financial statement schedule is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. The schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

                                          ARTHUR ANDERSEN LLP


New York, New York


March 26, 1997

                     HANOVER DIRECT, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                 AS OF DECEMBER 30, 1995 AND DECEMBER 28, 1996

                                     ASSETS

                                                                                        DECEMBER 30,     DECEMBER 28,
                                                                                            1995             1996
                                                                                        ------------     ------------
                                                                                               (IN THOUSANDS)
Current Assets:
  Cash and cash equivalents...........................................................    $  2,682         $  5,173
  Accounts receivable, net of allowance for doubtful accounts of $2,597 in 1995 and
    $5,030 in 1996....................................................................      30,176           29,399
  Inventories.........................................................................      79,281           67,610
  Prepaid catalog costs...............................................................      37,118           23,401
  Deferred tax asset, net.............................................................       3,300            3,300
  Other current assets................................................................       6,170            3,148
                                                                                          --------         --------
         Total Current Assets.........................................................     158,727          132,031
                                                                                          --------         --------
Property and Equipment, at cost:
  Land................................................................................       4,811            4,797
  Buildings and building improvements.................................................      19,353           16,554
  Leasehold improvements..............................................................      14,001            9,956
  Furniture, fixtures and equipment...................................................      39,508           31,510
  Construction in progress............................................................       5,479            8,315
                                                                                          --------         --------
                                                                                            83,152           71,132
  Accumulated depreciation and amortization...........................................     (26,090)         (22,523)
                                                                                          --------         --------
         Property and Equipment, net..................................................      57,062           48,609
                                                                                          --------         --------
Goodwill..............................................................................      36,586           17,901
Deferred tax asset, net...............................................................      11,700           11,700
Other assets..........................................................................      14,934           10,586
                                                                                          --------         --------
         Total Assets.................................................................    $279,009         $220,827
                                                                                          ========         ========
                                        LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Current portion of long-term debt and capital lease obligations.....................    $  3,546         $ 11,452
  Accounts payable....................................................................      93,291           79,587
  Accrued liabilities.................................................................      25,969           37,782
  Customer prepayments and credits....................................................       7,147            4,717
                                                                                          --------         --------
         Total Current Liabilities....................................................     129,953          133,538
                                                                                          --------         --------
Noncurrent Liabilities:
  Long-term debt......................................................................      57,283           53,255
  Capital lease obligations...........................................................       1,973              482
  Other...............................................................................       2,590            1,812
                                                                                          --------         --------
         Total Noncurrent Liabilities.................................................      61,846           55,549
                                                                                          --------         --------
         Total Liabilities............................................................     191,799          189,087
Commitments and Contingencies (Note 17) Shareholders' Equity Preferred Stock:
  6% Series A Convertible Additional Preferred Stock, $10 stated value, authorized
    5,000,000 shares; issued and outstanding 78,300 shares in 1995....................         795               --
  Series B Convertible Additional Preferred Stock, $.01 par value, authorized, issued
    and outstanding 634,900 shares in 1995 and 1996...................................       5,558            5,748
  Common Stock, $.66 2/3 par value, authorized 225,000,000 shares; issued 93,693,162
    shares in 1995 and 145,039,915 shares in 1996.....................................      62,461           96,693
  Capital in excess of par value......................................................     255,390          270,097
  Accumulated deficit.................................................................    (231,332)        (336,586)
                                                                                          --------         --------
                                                                                            92,872           35,952
  Less:
  Treasury stock, at cost (1,157,061 shares in 1995 and 392,017 shares in 1996).......      (3,345)            (813)
  Notes receivable from sale of Common Stock..........................................      (2,023)          (3,399)
  Deferred compensation...............................................................        (294)              --
                                                                                          --------         --------
         Total Shareholders' Equity...................................................      87,210           31,740
                                                                                          --------         --------
         Total Liabilities and Shareholders' Equity...................................    $279,009         $220,827
                                                                                          ========         ========


                See Notes to Consolidated Financial Statements.

                     HANOVER DIRECT, INC. AND SUBSIDIARIES

                    CONSOLIDATED STATEMENTS OF INCOME (LOSS)
 FOR THE YEARS ENDED DECEMBER 31, 1994, DECEMBER 30, 1995 AND DECEMBER 28, 1996

                                                              1994         1995         1996
                                                            --------     --------     ---------
                                                              (IN THOUSANDS, EXCEPT PER SHARE
                                                                         AMOUNTS)
Revenues..................................................  $768,884     $749,767     $ 700,314
Operating costs and expenses:
  Cost of sales and operating expenses....................   484,059      483,493       479,155
  Write-down of inventory of discontinued catalogs........        --        8,580         1,100
  Special charges.........................................        --        1,563        36,724
  Selling expenses........................................   197,436      205,618       195,032
  General and administrative expenses.....................    65,257       64,112        70,608
  Depreciation and amortization...........................     6,157        9,020        12,192
                                                            --------     --------     ---------
                                                             752,909      772,386       794,811
                                                            --------     --------     ---------
INCOME (LOSS) FROM OPERATIONS.............................    15,975      (22,619)      (94,497)
  Interest expense........................................    (3,544)      (5,050)       (8,858)
  Interest income.........................................       731          519           460
  Other income (expense)..................................    (1,833)          --            --
                                                            --------     --------     ---------
Income (loss) before income taxes.........................    11,329      (27,150)     (102,895)
  Income tax provision (benefit)..........................    (3,509)       1,003         1,000
                                                            --------     --------     ---------
Income (loss) before extraordinary item...................    14,838      (28,153)     (103,895)
  Extraordinary item (Note 8).............................        --       (1,837)       (1,134)
                                                            --------     --------     ---------
NET INCOME (LOSS).........................................    14,838      (29,990)     (105,029)
Preferred stock dividends.................................      (135)        (240)         (225)
                                                            --------     --------     ---------
  Net income (loss) applicable to Common Shareholders.....  $ 14,703     $(30,230)    $(105,254)
                                                            ========     ========     =========
Net income (loss) per share:
  Income (loss) before extraordinary item.................  $    .16     $   (.30)    $    (.93)
Extraordinary item........................................        --         (.02)         (.01)
                                                            --------     --------     ---------
NET INCOME (LOSS) PER SHARE...............................  $    .16     $   (.32)    $    (.94)
                                                            ========     ========     =========
Weighted average common shares outstanding................    93,285       93,030       111,441
                                                            ========     ========     =========

                See Notes to Consolidated Financial Statements.

                     HANOVER DIRECT, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF SHAREHOLDERS' (DEFICIT) EQUITY
 FOR THE YEARS ENDED DECEMBER 31, 1994, DECEMBER 30, 1995 AND DECEMBER 28, 1996
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)


                                                     PREFERRED STOCK
                                                        SERIES B,           PREFERRED STOCK            COMMON STOCK
                                                        CUMULATIVE           SERIES A, 6.0%         $.66 2/3 PAR VALUE
                                                    ------------------     ------------------     -----------------------
                                                    SHARES      AMOUNT     SHARES      AMOUNT       SHARES        AMOUNT
                                                    -------     ------     -------     ------     -----------     -------
BALANCE AT JANUARY 1, 1994........................        0     $    0     234,900     $2,378      83,136,542     $55,423
  Net income applicable to common shareholders....
  Exercise of warrants............................                                                  1,309,207         873
  Shares issued in Stock Offering.................                                                  8,045,296       5,364
  Preferred stock dividends.......................                                         (6)
  Conversion of one-third of the 6% Preferred
    Stock.........................................                         (78,300)      (783)        189,818         126
  Conversion of note payable......................                                                     13,945           9
  Issuance of Common Stock for Employee Benefit
    Plans, net....................................                                                    283,426         190
                                                    -------     ------     -------     ------     -----------     -------
BALANCE AT DECEMBER 31, 1994......................        0     $    0     156,600     $1,589      92,978,234     $61,985
  Net income/(loss) applicable to common
    shareholders..................................
  Issuance of Preferred Stock.....................  634,900      5,400
  Fair market value of warrant extensions.........
  Preferred stock dividends and accretion.........                 158                     83
  Conversion of one-third of the 6% Preferred
    Stock.........................................                         (78,300)      (877)        427,785         285
  Issuance of Common Stock for Employee Benefit
    Plans, net....................................                                                    287,143         191
                                                    -------     ------     -------     ------     -----------     -------
BALANCE AT DECEMBER 30, 1995......................  634,900     $5,558      78,300     $  795      93,693,162     $62,461
  Net income/(loss) applicable to common
    shareholders..................................
  Shares issued in Rights Offering................                                                 48,748,785      32,499
  Preferred stock dividends and accretion.........                 190                     35
  Conversion of the 6% Preferred Stock............                         (78,300)      (830)        819,733         546
  Purchase of treasury stock......................
  Transfer of treasury stock related to employment
    agreement.....................................
  Sale of treasury stock..........................
  Issuance of Common Stock for Employee Benefit
    Plans, net....................................                                                  1,778,235       1,187
                                                    -------     ------     -------     ------     -----------     -------
BALANCE AT DECEMBER 28, 1996......................  634,900     $5,748           0     $    0     145,039,915     $96,693
                                                    =======     ======     =======     ======     ===========     =======


                See Notes to Consolidated Financial Statements.

                     HANOVER DIRECT, INC. AND SUBSIDIARIES

 FOR THE YEARS ENDED DECEMBER 31, 1994, DECEMBER 30, 1995 AND DECEMBER 28, 1996
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                                              NOTES
                                              CAPITAL                                       RECEIVABLE
                                             IN EXCESS                  TREASURY STOCK      FROM SALE
                                              OF PAR      ACCUM.     --------------------   OF COMMON   DEFERRED
                                               VALUE     (DEFICIT)     SHARES     AMOUNT      STOCK      COMP.       TOTAL
                                             ---------   ---------   ----------   -------   ---------   --------   ---------
BALANCE AT JANUARY 1, 1994.................  $ 209,834   $(215,805)  (1,120,032)  $(3,130)   $(1,774)   $(1,058)   $  45,868
  Net income applicable to common
    shareholders...........................                 14,703                                                    14,703
  Exercise of warrants.....................       (873)                                                                    0
  Shares issued in Stock Offering..........     42,136                                                                47,500
  Preferred stock dividends................                                                                               (6)
  Conversion of one-third of the 6%
    Preferred Stock........................        657                                                                     0
  Conversion of note payable...............        162                                                                   171
  Issuance of Common Stock for Employee
    Benefit Plans, net.....................      1,294                  (37,029)     (215)      (138)       358        1,489
                                             ---------   ---------   ----------   -------    -------    -------    ---------
BALANCE AT DECEMBER 31, 1994...............  $ 253,210   $(201,102)  (1,157,061)  $(3,345)   $(1,912)   $  (700)   $ 109,725
  Net income/(loss) applicable to common
    shareholders...........................                (30,230)                                                  (30,230)
  Issuance of Preferred Stock..............                                                                            5,400
  Fair market value of warrant
    extensions.............................      1,200                                                                 1,200
  Preferred stock dividends and
    accretion..............................                                                                              241
  Conversion of one-third of the 6%
    Preferred Stock........................        592                                                                    (0)
  Issuance of Common Stock for Employee
    Benefit Plans, net.....................        388                                          (111)       406          874
                                             ---------   ---------   ----------   -------    -------    -------    ---------
BALANCE AT DECEMBER 30, 1995...............  $ 255,390   $(231,332)  (1,157,061)  $(3,345)   $(2,023)   $  (294)   $  87,210
  Net income/(loss) applicable to common
    shareholders...........................               (105,254)                                                 (105,254)
  Shares issued in Rights Offering.........     16,467                                                                48,966
  Preferred stock dividends and
    accretion..............................                                                                              225
  Conversion of the 6% Preferred Stock.....        284                                                                     0
  Purchase of treasury stock...............                            (301,623)     (396)                              (396)
  Transfer of treasury stock related to
    employment agreement...................     (2,750)                 916,667     2,750                                  0
  Sale of treasury stock...................         28                  150,000       178                                206
  Issuance of Common Stock for Employee
    Benefit Plans, net.....................        678                                        (1,376)       294          783
                                             ---------   ---------   ----------   -------    -------    -------    ---------
BALANCE AT DECEMBER 28, 1996...............  $ 270,097   $(336,586)    (392,017)  $  (813)   $(3,399)   $     0    $  31,740
                                             =========   =========   ==========   =======    =======    =======    =========

                See Notes to Consolidated Financial Statements.

                     HANOVER DIRECT, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 1994, DECEMBER 30, 1995, AND DECEMBER 28, 1996

                                                                        1994         1995         1996
                                                                      --------     --------     ---------
                                                                                (IN THOUSANDS)
Cash flows from operating activities:
Net income (loss)...................................................  $ 14,838     $(29,990)    $(105,029)
Adjustments to reconcile net income (loss) to net cash provided
  (used) by operating activities:
  Depreciation and amortization including deferred fees.............     6,499        9,419        13,277
  Provision for doubtful accounts...................................     3,697        4,448         6,805
  Provision for catalog and facility closings.......................        --       10,143        14,720
  Write-off of long-lived assets....................................        --          500        22,000
  Extraordinary item -- early extinguishment of debt................        --        1,837         1,134
  Provision for losses on notes receivable and marketable
    securities......................................................     2,121           --           888
  Deferred transaction costs........................................      (837)          --        (1,211)
  Deferred taxes....................................................    (4,369)          --            --
  Other, net........................................................        43           76            94
Changes in assets and liabilities, net of effects of acquired businesses and dispositions of assets:
  Accounts receivable, net..........................................    (9,901)      (6,161)       (7,863)
  Inventories.......................................................    (3,424)       8,679        11,671
  Prepaid catalog costs.............................................    (8,154)         206        13,717
  Other current assets..............................................    (1,220)      (3,131)        1,332
  Accounts payable..................................................    10,518       (8,671)      (13,704)
  Accrued liabilities...............................................       185       (1,583)        1,219
  Customer prepayments and credits..................................    (1,389)       3,134        (2,430)
                                                                      --------     --------     ---------
Net cash provided (used) by operating activities....................     8,607      (11,094)      (43,380)
                                                                      --------     --------     ---------
Cash flows from investing activities:
Acquisitions of property and equipment..............................   (23,856)     (13,686)       (8,862)
Purchase of businesses..............................................        --      (13,008)           --
Proceeds from sales of businesses...................................        --           --         1,980
Proceeds from investment............................................        --           --           794
Purchase of convertible debt securities.............................    (2,693)          --            --
Investments in affiliates...........................................    (3,183)          --            --
Advances............................................................    (2,300)          --            --
Other, net..........................................................    (3,293)      (1,387)           --
                                                                      --------     --------     ---------
Net cash (used by) investing activities.............................   (35,325)     (28,081)       (6,088)
                                                                      --------     --------     ---------
Cash flows from financing activities:
  Net proceeds (payments) under revolving credit facility...........  $   (230)    $     --     $  11,699
  Proceeds from issuance of debt....................................    10,000       20,685        10,000
  Payments of long-term debt and capital lease obligations..........    (8,015)      (1,419)      (17,625)
  Cash dividends paid...............................................    (1,027)          --            --
  Payment of debt issuance costs....................................    (1,458)      (2,202)       (1,990)
  Repurchase of Common Stock........................................      (215)          --            --
  Proceeds from issuance of Common Stock............................    49,305          400        50,653
  Other, net........................................................      (172)         340          (778)
                                                                      --------     --------     ---------
Net cash provided by financing activities...........................    48,188       17,804        51,959
                                                                      --------     --------     ---------
Net increase (decrease) in cash and cash equivalents................    21,470      (21,371)        2,491
Cash and cash equivalents, beginning of year........................     2,583       24,053         2,682
                                                                      --------     --------     ---------
Cash and cash equivalents, end of year..............................  $ 24,053     $  2,682     $   5,173
                                                                      ========     ========     =========
Supplemental cash flow disclosure:
  Interest paid.....................................................  $  2,923     $  4,586     $   6,224
  Income taxes paid.................................................  $    701     $  1,318     $   1,096


                See Notes to Consolidated Financial Statements.

                     HANOVER DIRECT, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     YEARS ENDED DECEMBER 31, 1994, DECEMBER 30, 1995 AND DECEMBER 28, 1996


1. BACKGROUND OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


     Nature of Operations -- Hanover Direct, Inc., a Delaware company, ("HDI") is a direct specialty retailer in the United States that publishes a portfolio of branded specialty catalogs offering home fashions, general merchandise, men's and women's apparel and gifts. HDI also operates several retail operations in the United States which comprised approximately 4% of HDI's net revenues for the year ended December 28, 1996.

     The Company has experienced significant operating losses during 1995 and 1996 which resulted in numerous issues, including liquidity and vendor concern. The Company completed a Rights Offering in August 1996 (Note 9) which helped to alleviate these issues and concerns, however, continued operating losses through the remainder of fiscal 1996 has resulted in the Company proceeding with a 1997 Rights Offering and a modification of the Congress Facility financial covenants to less restrictive terms (Note 18). The Company's ability to significantly improve upon its prior year's performance and implement its business strategy, including realignment of business units and expense reductions, is critical to maintaining adequate liquidity.

     Principles of Consolidation -- The Consolidated Financial Statements include the accounts of HDI and all subsidiaries (the "Company"). Intercompany transactions and balances have been eliminated. Certain prior year amounts have been reclassified to conform to the current year presentation.

     Fiscal Year -- The Company operates on a 52 or 53 week fiscal year. The years ended December 28, 1996, December 30, 1995 and December 31, 1994 were 52 week years.

     Use of Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Inventories -- Inventories consist principally of merchandise held for resale and are stated at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method. The Company considers slow moving inventory to be surplus and calculates a loss on the impairment as the difference between an individual item's cost and the net proceeds anticipated to be received upon disposal. Such inventory is written down to its net realizable value. The costs capitalized by the Company are the costs of the product and freight-in charges.

     Prepaid Catalog Costs -- Costs related to mail order catalogs and promotional material are capitalized and amortized over their estimated productive lives, generally not exceeding six months. Total catalog expense was $193.5 million, $197.3 million and $191.8 million, respectively, in 1996, 1995 and 1994.

     Depreciation and Amortization -- Depreciation and amortization of property and equipment is provided on the straight-line method over the following lives: buildings and building improvements, 30-40 years; furniture, fixtures and equipment, 3-10 years; and leasehold improvements, over the shorter of the estimated useful lives or the terms of the related leases. Expenditures for maintenance and repairs are charged to operations as incurred.

     Capitalized development costs for the Company's new management information systems aggregated $6.4 million at December 30, 1995. Such costs are included in Other assets and are being amortized over a five year period commencing July 1995. No such costs were capitalized during 1996.

     Goodwill -- Excess of cost over the net assets of acquired businesses is amortized on a straight-line basis over periods of up to forty years. Accumulated amortization was $3.0 million and $5.6 million at December 28, 1996 and December 30, 1995, respectively.

                     HANOVER DIRECT, INC. AND SUBSIDIARIES

     YEARS ENDED DECEMBER 31, 1994, DECEMBER 30, 1995 AND DECEMBER 28, 1996

     Mailing Lists -- The costs of acquired mailing lists are amortized over a five year period. Mailing lists, included in Other assets, amounted to $1.2 million and $3.5 million at December 28, 1996 and December 30, 1995, respectively, and are carried net of accumulated amortization of $1.5 million and $1.6 million, respectively.

     Accounting for the Impairment of Long-Lived Assets -- Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" was issued by the Financial Accounting Standards Board in March 1995. This Statement establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used and for long-lived assets and certain identifiable intangibles to be disposed of. The Company reviews the carrying values of its long-lived and identifiable intangible assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. Based upon the assessment of cash flows for certain underperforming catalogs, the Company recorded a charge related to impaired assets of $22.0 million for the fiscal year ended December 28, 1996 (Note 3).

     Accounting for Stock Based Compensation -- In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation," which is effective in 1996. The Statement encourages entities to adopt the fair value-based method of accounting for employee stock option plans, as opposed to the method which measures compensation cost for those plans using the intrinsic value-based accounting prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees." In accordance with the provisions of SFAS No. 123, the Company recorded a compensation charge of $.5 million in fiscal 1996.

     Accounting for Income Taxes -- The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." This pronouncement established financial accounting and reporting standards for the effects of income taxes that result from the Company's activities during the current and preceding years. It requires an asset and liability approach for financial accounting and reporting for income taxes. The provision for income taxes is based upon income after adjustment for those temporary and permanent items which are not considered in the determination of taxable income. Deferred taxes result when the Company recognizes revenue or expenses for income tax purposes in a different year than for financial reporting purposes.

     Cash and Cash Equivalents -- Cash and cash equivalents include cash and all highly liquid investments with original maturities of ninety days or less.

     Net Income Per Share -- Net income per share is computed using the weighted average number of common shares outstanding. The weighted average number of shares used in the calculation for both primary and fully diluted net income per share in 1996, 1995 and 1994 was 111,441,247, 93,029,816 and 93,285,190, shares, respectively. Common share equivalents for purposes of net income per share consist of stock options and warrants.

     Recently Issued Accounting Standard -- Subsequent to December 28, 1996, the Financial Accounting Standards Board issued SFAS No. 128, "Earnings Per Share." This statement establishes standards for computing and presenting earnings per share ("EPS"), replacing the presentation of currently required primary EPS with a presentation of Basic EPS. For entities with complex capital structures, the statement requires the dual presentation of both Basic EPS and Diluted EPS on the face of the statement of operations. Under this new standard, Basic EPS is computed based on weighted average shares outstanding and excludes any potential dilution. Diluted EPS reflects potential dilution from the exercise or conversion of securities into common stock or from other contracts to issue common stock and is similar to the currently required fully diluted EPS. SFAS No. 128 is effective for financial statements issued for periods ending after December 15,

                     HANOVER DIRECT, INC. AND SUBSIDIARIES

     YEARS ENDED DECEMBER 31, 1994, DECEMBER 30, 1995 AND DECEMBER 28, 1996

1997, including interim periods, and earlier application is not permitted. When adopted, the Company will be required to restate its EPS data for all periods presented. The Company does not expect the impact of the adoption of this statement to be material to previously reported EPS amounts.

     Revenues -- The Company recognizes revenue at the time the merchandise is shipped to the customer. Amounts billed to customers for postage and handling charges are recognized as revenue at the time that the revenues on the product shipment are recognized. The Company provides a reserve for expected future returns at the time the sale is recorded based upon historical experience.

     Fair Value of Financial Instruments -- The fair value of financial instruments does not materially differ from their carrying values.

SUPPLEMENTAL DISCLOSURE OF NONCASH ACTIVITIES

                                                          1994        1995        1996
                                                         ------     --------     ------
                                                                 (IN THOUSANDS)
        Capital lease obligations......................  $   --     $  1,155     $   --
                                                         ======      =======     ======
        Other equity issuances and exchanges...........  $1,823     $  1,456     $2,855
                                                         ======      =======     ======
        Acquisition of businesses:
          Fair value of assets acquired................  $   --     $ 45,165     $   --
          Fair value of liabilities assumed............      --      (26,757)        --
          Preferred stock issued.......................      --       (5,400)        --
                                                         ------      -------     ------
          Net cash paid................................  $   --     $ 13,008     $   --
                                                         ======      =======     ======

 2. ACQUISITIONS AND INVESTMENTS

     ACQUISITIONS -- During fiscal 1995, the Company acquired the entities described below, which were accounted for by the purchase method of accounting. The operating results of these acquired businesses have been included in the consolidated statements of income from the date of acquisition:

     Improvements -- In January 1995, the Company acquired substantially all of the assets of Leichtung, Inc., a direct marketer of wood-working and home improvement tools and related products sold under the Improvements and Leichtung Workshops names, for a purchase price of approximately $12.8 million in cash and the assumption of certain liabilities. The excess purchase price over the fair values of the net assets acquired (goodwill) was $7.3 million. Approximately $1.4 million of customer mailing list intangible assets were also purchased in this transaction.

     In the first quarter of 1996, the Company sold the assets of the Leichtung Workshops catalog for $.9 million in cash and short-term notes and relocated all Improvements' telemarketing and fulfillment operations to the Company's Hanover, PA facility. There was no gain or loss recognized on the sale of the assets of the Leichtung Workshops catalog. The distribution facility in Ohio, which is being held for sale, was written down to its estimated net realizable value of $.1 million, as of December 28, 1996. In 1996, the Company provided $.7 million, included as a component of special charges, to write-down this facility (Note
3).

     The Safety Zone -- In February 1995, the Company acquired the remaining 80% of the outstanding common stock it did not already own of Aegis Safety Holdings, Inc. ("Aegis"), publisher of The Safety Zone catalog, through the issuance of 634,900 shares of a newly-created Series B Convertible Additional Preferred Stock ("Series B Stock") of the Company with a stated value of $10 per share. Dividends are payable on the Series B Stock at various rates and times and are contingent on specific earnings targets. The Series B Stock is also convertible, subject to antidilution, as discussed in Note 10. The excess purchase price over the fair values

                     HANOVER DIRECT, INC. AND SUBSIDIARIES

     YEARS ENDED DECEMBER 31, 1994, DECEMBER 30, 1995 AND DECEMBER 28, 1996

of the net assets acquired (goodwill) was $7.1 million. In December 1996, the Company wrote-off the goodwill related to this acquisition in accordance with SFAS No. 121 (Note 3).

     Austad's -- In May 1995, the Company acquired 67.5% of the outstanding shares of Austad's Holdings, Inc. ("Austad's"), which owned The Austad Company ("TAC"), the publisher of the Austad's catalog featuring golf equipment, apparel and gifts, for a purchase price of $1.8 million in cash. The Company also lent TAC, on a subordinated basis, $2.2 million which bears interest at the rate of 10% per annum and is due by May 2000. The Company also provided a $.4 million loan to TAC which bears interest at a fluctuating rate (8.75% at December 28, 1996 and December 30, 1995) and is secured by a second mortgage on TAC's office and warehouse. The excess purchase price over the fair values of the net assets acquired (goodwill) was $4.5 million. Approximately $1.2 million of customer mailing list intangible assets were also acquired in this transaction. In December 1996, the Company wrote-off the goodwill and mailing lists in accordance with SFAS No. 121 (Note 3).

     On February 16, 1996, former minority shareholders surrendered to Austad's their Austad's shares, amounting to 32.5% of the outstanding shares, and paid approximately $1.1 million in exchange for all the outstanding shares of AGS, Inc. ("AGS"), a South Dakota corporation formed by TAC to hold the existing retail assets and liabilities of TAC. The transaction assumed a value for Austad's and TAC based on the Company's purchase price in the May 1995 acquisition, as adjusted by adding the net income of Austad's and TAC from May 25, 1995 through February 16, 1996.

     As a result of the reorganization, Austad's became a wholly owned subsidiary of the Company. In connection with the reorganization, TAC was released from all future obligations under all store leases. AGS will operate the four existing retail stores acquired from TAC as Austad's stores under license from Austad's. The customer service and fulfillment operations of Austad's were transferred to other Company facilities in the first quarter of 1996, and the Company sold the Austad's South Dakota warehouse and distribution facility in July 1996 for $2.1 million which approximated its book value. The net proceeds were used to pay the outstanding mortgage on the property (Note 8).

     TAC had a revolving credit facility that was secured by substantially all of TAC's assets that expired on February 26, 1996. Such facility was paid off at the February 16th closing with the proceeds from the sale of the retail operations and from the Company's revolving credit facility (Note 8).

     The following represents the unaudited pro forma results of operations for the years ended December 31, 1994 and December 30, 1995 as if these acquisitions had occurred at the beginning of fiscal year 1994.

                                                                   1994         1995
                                                                 --------     --------
                                                                 (IN THOUSANDS, EXCEPT
                                                                  PER SHARE AMOUNTS)
                                                                      (UNAUDITED)
        Revenues...............................................  $840,295     $763,786
                                                                 ========     ========
        Income (loss) before extraordinary item................  $ 14,305     $(28,083)
                                                                 ========     ========
        Net income (loss)......................................  $ 14,170     $(30,160)
                                                                 ========     ========
        Per Share:
        Income (loss) before extraordinary item................  $    .15     $   (.30)
        Extraordinary item.....................................        --         (.02)
                                                                 --------     --------
        Net income (loss)......................................  $    .15     $   (.32)
                                                                 ========     ========

     The pro forma information does not purport to be indicative of the results that actually would have been obtained if the operations were combined during the periods presented and is not intended to be a projection of

                     HANOVER DIRECT, INC. AND SUBSIDIARIES

     YEARS ENDED DECEMBER 31, 1994, DECEMBER 30, 1995 AND DECEMBER 28, 1996

future results or trends. Per share amounts are expressed after deducting preferred stock dividends of $.1 and $.2 million in 1994 and 1995, respectively.

     OTHER INVESTMENTS -- Other investments, which are recorded in Other assets in the accompanying consolidated balance sheets, include the following:

     Blue Ridge Associates -- In January 1994, the Company purchased for $1.1 million, a 50% interest in Blue Ridge Associates ("Blue Ridge"), a partnership which owns the apparel distribution center in Roanoke, Virginia. The remaining 50% interest is held by an unrelated third party. This investment is accounted for by the equity method of accounting. The Company made annual rent payments to the partnership of approximately $.7 million in both 1996 and 1995 as part of a 15 year lease through 2008. The Company also recorded $.1 million in income for its portion of the partnership income in both 1996 and 1995. The Company's investment in Blue Ridge was approximately $.9 million and $1 million at December 28, 1996 and December 30, 1995, respectively. In December 1996, the Company decided to consolidate this facility into its new Roanoke, Virginia distribution facility.


     Regal Communications, Inc. -- During 1994, the Company invested approximately $2.7 million in convertible debt securities of Regal Communications, Inc. ("Regal"). In September 1994, Regal filed for protection under Chapter 11 of the United States Code. As a result, during 1994, the Company wrote-down the convertible debentures to the estimated fair value of $1.7 million. The $1 million decline in fair value of the investment was considered an other-than-temporary impairment and included in the income statement in 1994. The convertible debt matures on June 15, 2008. In December 1995, a plan of reorganization was confirmed by the Bankruptcy Court and the Company expected to recover the $1.7 million carrying value of its investment, however, only $.8 million of distributions were received through 1996. During 1996, a federal income tax refund due to Regal was reviewed by the Internal Revenue Service (the "IRS"), and the results of this review have been submitted to the Joint Committee of the IRS for approval. Due to the uncertainty that recoverability of substantially all of the remaining investment balance is subject to a favorable outcome, in December 1996, the Company wrote-off the remaining $.9 million balance as the decline in fair value was considered an other than temporary impairment.


     Tiger Direct -- In February 1995, the Company entered into an agreement to acquire certain securities of Tiger Direct, Inc. ("Tiger"), a direct marketer of computer software, peripherals and CD-ROM hardware and software. In February 1995, the Company entered into a loan and security agreement with Tiger pursuant to which the Company provided a secured working capital line of credit to Tiger, up to a maximum of $3.0 million, which was loaned under such agreement. In September 1995, due to the continued deterioration of Tiger's financial condition, the Company terminated the securities purchase agreement and sold the loan to a third party and received payment in full for the principal of the loan and interest to the date of sale.

     During the period from February 1995 to September 1995, the Company provided certain services to Tiger and also incurred certain costs related to entering into the loan and security agreements aggregating $.5 million. Under the terms of the agreement, Tiger is required to reimburse the Company for such costs and services rendered. Tiger refused to reimburse the Company for these costs causing the Company to institute an action to recover such costs, which were carried at their estimated realizable value. In February 1997, the Company recovered $.2 million in settlement of such action.

     Boston Publishing Company -- In February 1994, the Company acquired a 20% equity interest in Boston Publishing Company ("BPC") and provided secured and unsecured loans to BPC. In August 1994, BPC filed for protection under Chapter 11 of the United States Code. In 1995, the Company received inventory and the customer mailing list of BPC in payment of its $1.2 million loan and subsequently realized $.3 million upon disposition of these assets and wrote-off the remaining assets.

                     HANOVER DIRECT, INC. AND SUBSIDIARIES

     YEARS ENDED DECEMBER 31, 1994, DECEMBER 30, 1995 AND DECEMBER 28, 1996

 3. SPECIAL CHARGES

     In December 1996, the Company recorded special charges aggregating approximately $36.7 million. These charges consist of severance ($3.2 million) and facility exit/relocation costs and fixed asset write-offs ($11.5 million) related to the previously announced downsizing of the Company, as discussed in its December 1996 press release. In addition, the Company's review of the impairment of its long-lived assets of certain under-performing catalogs led to a write-off of $22.0 million.

     Severance -- The cost of employee severance includes termination benefits for line and supervisory personnel in fulfillment, telemarketing, MIS, merchandising, and various levels of corporate and catalog management. These costs are recorded in Accrued liabilities in the accompanying consolidated balance sheet at December 28, 1996.

     Facility Exit/Relocation Costs and Fixed Asset Write-Offs -- These costs are primarily composed of the Company's decision to relocate from its Weehawken, NJ corporate facility, and consolidate its Roanoke, VA apparel distribution center and Hanover, PA distribution center into its Roanoke home fashion distribution center. The consolidation of these distribution centers and the relocation of the corporate operations is expected to be completed by the end of fiscal 1997. Approximately $6.3 million of these costs are recorded in Accrued liabilities in the accompanying consolidated balance sheet at December 28, 1996.

     In 1995, the Company incurred costs, aggregating approximately $1.5 million, in connection with the consolidation of its fulfillment facilities. These costs include moving expenses, lease termination fees and severance expenses, substantially all of which were paid in 1995. There were no such charges incurred by the Company in 1994.

     Impairment of Long-Lived Assets -- The Company considers a history of catalog operating losses to be its primary indicator of potential impairment. Assets are grouped and evaluated for impairment at the lowest level for which there are identifiable cash flows that are independent of the cash flows of other groups of assets. The Company has identified the appropriate grouping of assets to be individual catalogs, except where certain catalogs are a part of a group that, together, generate joint cash flows. The assets are deemed to be impaired if a forecast of undiscounted future operating cash flows is less than the carrying amounts. The loss is measured as the amount by which the carrying amount of the assets exceeds its fair value. The Company generally measures fair value by discounting estimated future cash flows. Considerable management judgment is necessary to estimate discounted future cash flows and, accordingly, actual results could vary significantly from such estimates. The impairment loss was approximately $22.0 million and is primarily composed of the write-off of goodwill and mailing lists associated with Tweeds, Austad's and The Safety Zone (Note 2). No such charges were recorded by the Company in 1995 and 1994.

 4. WRITE-DOWN OF INVENTORY OF DISCONTINUED CATALOGS

     In 1995, the Company made a decision to discontinue six catalogs. The six discontinued catalogs generated revenues of $20 million, $88 million and $118 million and losses of $5.1 million, $20 million and $4.7 million in 1996, 1995 and 1994, respectively. These losses are attributable to falling revenues due to poor sales on the discontinued catalogs, increasing operating costs and expenses and increasing selling expenses predominantly incurred to create liquidation catalogs. The losses in 1996 and 1995 include provisions of approximately $1.1 million and $8.6 million, respectively, primarily related to the write-down of inventory associated with these catalogs to their net realizable value based on the planned liquidation of such inventory. The $8.6 million write-down in 1995 occurred because the Company anticipated mailing fewer catalogs than originally planned for 1996, which resulted in significantly more merchandise on-hand that needed to be moved through non-catalog channels. The inventory write-down of $1.1 million in 1996 was required due to lower than anticipated recovery rates on liquidation of such inventory. The Company utilizes various methods

                     HANOVER DIRECT, INC. AND SUBSIDIARIES

     YEARS ENDED DECEMBER 31, 1994, DECEMBER 30, 1995 AND DECEMBER 28, 1996

to dispose of the inventory related to discontinued catalogs, including special sale catalogs, sales sections in other catalogs and liquidations of remaining inventory through off-price merchants. This liquidation process typically takes from six to nine months. These losses represent an incremental provision in excess of the original provision included in cost of sales expense. There were no such charges incurred by the Company in 1994. Fixed overhead expenses, primarily telemarketing and fulfillment costs, that were allocated to the six discontinued catalogs have been absorbed by the operations of the 1995 acquisitions and through cost containment measures instituted by the Company.

 5. SEARS LICENSING AGREEMENT

     In January 1994, the Company entered into a licensing agreement (the "Sears Agreement") with the direct marketing subsidiary of Sears Roebuck and Co. ("Sears") to produce specialty catalogs for customers of the discontinued Sears catalog. The specialty catalogs included: Show Place, based on the Domestications catalog, Great Kitchens, based on the Colonial Garden Kitchens catalog, and Sears Improvements, based on the Improvements catalog. The Sears Agreement had an initial three-year term and was to continue thereafter unless terminated. In December 1996, the Sears Agreement was terminated by Sears with the last catalogs to be mailed in the first quarter of 1997. Sears terminated the agreement based on the Company's non-compliance with certain operating standards in order fulfillment and certain reporting standards.

     Profits and losses from the venture are shared between the parties on an equal basis until the venture is completed in the first quarter of 1997. In accordance with the Sears Agreement, earnings before interest and taxes ("EBIT") generated by the Sears catalogs is the basis for dividing these profits. The Sears specialty catalogs generated revenues of $82 million, $81 million and $71 million and EBIT of $.3 million, $3.0 million and $2.9 million in 1996, 1995 and 1994, respectively.

     The Company also issued to Sears a performance warrant to purchase 3.5 million shares of Common Stock in 1999 if the licensed business with Sears had revenues of at least $250 million and EBIT of at least $30 million in 1998. Alternately, Sears would have been entitled to purchase 7 million shares of Common Stock in 1999 if the licensed business with Sears had revenues of at least $500 million and EBIT of at least $60 million in 1998. The warrant exercise price was $10.57 per share. Through 1996, no charges have been recorded in connection with the warrants. Due to the termination of the Sears Agreement, the Company believes that the venture wind-up activities will not generate sufficient financial performance to enable Sears to exercise these warrants. The Company believes that the termination of this venture will not have a material impact on the Company's 1997 operating results.

 6. ACCOUNTS RECEIVABLE, NET

     The Company currently maintains an agreement with an unrelated third party which provides for the sale and servicing of accounts receivable originating from the Company's revolving credit cards. The agreement expires in December 2000. The Company remains obligated to repurchase uncollectible accounts pursuant to the recourse provisions of the agreement and is required to maintain a specified percentage of all outstanding receivables sold under the program as a deposit with the third party to secure its obligations under the agreement. The Company is required to maintain certain financial covenants related to this agreement and has received a waiver for the events of default at December 28, 1996.

     The proceeds to the Company relating to the sale of receivables for 1996, 1995 and 1994 were $39.2 million, $46.2 million and $56.1 million, respectively. At December 28, 1996 and December 30, 1995, the uncollected balances under this program were $33.5 million and $38.6 million, respectively, of which $4.8 million, and $5.5 million respectively, represent deposits under the agreement which are included in Accounts receivable, net. The total reserve balance maintained for the repurchase of uncollectible accounts was $2.5 million and $2.4 million at December 28, 1996 and December 30, 1995, respectively, of which

                     HANOVER DIRECT, INC. AND SUBSIDIARIES

     YEARS ENDED DECEMBER 31, 1994, DECEMBER 30, 1995 AND DECEMBER 28, 1996

$1.4 million in both years is included in Accrued liabilities and the remaining balance is included in the allowance for doubtful accounts.

     Receivables sold under this agreement are considered financial instruments with off-balance sheet risk as defined in Statement of Financial Accounting Standards No. 105. Because the Company's sales are primarily made to individual customers located throughout the United States, the Company believes there are no concentrations of credit risks.


 7. ACCRUED LIABILITIES


     Accrued liabilities consist of the following (in thousands):

                                                             DECEMBER 30,     DECEMBER 28,
                                                                 1995             1996
                                                             ------------     ------------
        Restructuring......................................    $     --         $  9,504
        Reserve for future sales returns...................       5,535            9,036
        Compensation.......................................       5,795            3,968
        Taxes..............................................       3,007            2,696
        Reserve for repurchase of accounts receivable sold
          with recourse....................................       1,391            1,389
        Other..............................................      10,241           11,189
                                                               --------         --------
                  Total....................................    $ 25,969         $ 37,782
                                                               ========         ========

 8. LONG-TERM DEBT

     Long-term debt consists of the following (in thousands):

                                                             DECEMBER 30,     DECEMBER 28,
                                                                 1995             1996
                                                             ------------     ------------
        Congress Facility..................................    $  9,931         $ 22,627
        Term Financing Facility............................      20,000           19,000
        TAC Revolving Credit Facility......................       2,011               --
        NAR Promissory Note................................          --           10,000
        6% Mortgage Notes Payable due 1998.................       3,139            2,969
        Industrial Revenue Bonds with variable interest
          rates averaging 4.1% in 1995 and 3.6% in 1996 due
          2003.............................................       8,000            8,000
        7.5% Convertible Subordinate Debentures due 2007...         751              751
        8.75% Mortgage Note Payable due 2003...............       1,718               --
        9.25% Senior Subordinated Notes due 1998...........      14,000               --
        Other..............................................          19               16
                                                                -------          -------
                                                                 59,569           63,363
        Less current portion...............................       2,286           10,108
                                                                -------          -------
                                                               $ 57,283         $ 53,255
                                                                =======          =======

     In November 1995, the Company replaced their previous $80 million unsecured revolving credit facility (the "Revolver") with a new $75 million secured credit facility (the "Congress Facility") with Congress Financial Corporation ("Congress"), and repaid all amounts outstanding under the Revolver. In addition, all standby letters of credit issued under the previous arrangement were replaced with letters of credit issued by Congress under the Congress Facility.

                     HANOVER DIRECT, INC. AND SUBSIDIARIES

     YEARS ENDED DECEMBER 31, 1994, DECEMBER 30, 1995 AND DECEMBER 28, 1996

     Congress Facility -- The Congress Facility is comprised of a revolving line of credit of up to $65 million with a three year term ("Congress Revolving Credit Facility") and two year term loans aggregating $10 million ("Revolving Term Notes"). The amount that can be borrowed under the Congress Facility is based on percentages of eligible inventory and accounts receivable from time to time. Beginning in November 1996, Congress lowered the advance rate by which the available inventory is calculated by $4.4 million. This calculation was further reduced by $2.0 million, pending completion of a new inventory appraisal which was completed in March 1997. The Congress Revolving Credit Facility bears interest at 1.25% above CoreStates' prime rate and the Revolving Term Notes bears interest at 1.5% above CoreStates' prime rate. The Congress Facility is secured by all assets of the Company, and the Company was required to maintain a minimum net worth of $80 million, and working capital of $26 million. In addition, the Congress Facility places limitations on the incurrence of additional indebtedness. The rates of interest related to the Congress Revolving Credit Facility and Revolving Term Notes at such dates were 9.50% and 9.75%, respectively. At December 28, 1996 and December 30, 1995, the Company had $13.7 million and no outstanding borrowings under the Congress Revolving Credit Facility and $8.9 million and $9.9 million outstanding under the Revolving Term Notes, respectively. The face amount of unexpired documentary letters of credit at December 28, 1996 and December 30, 1995, were $4.5 million and $4.2 million, respectively. At December 28, 1996 unused borrowing capacity under the Congress Facility was $26.0 million. In 1995, the Company issued under the Congress Facility, $31.2 million of standby letters of credit which included $8.6 million related to the Industrial Revenue Bonds due 2003, and $20.3 million related to the Term Financing Facility.

     The Congress Facility was amended in February 1996 to permit the reorganization of Austad's (Note 2) and was further amended in April 1996 to permit borrowings of an additional $4 million over the borrowing base formula until the closing of the Company's $50 million rights offering (the "Rights Offering") in August 1996 (Note 9), subject to the $75 million limit of the Congress Facility. Also in April 1996, the minimum working capital and net worth requirements contained in the Congress Facility and in the indenture relating to the 9.25% Senior Subordinated Notes due 1998 ("9.25% Notes") were reduced by $5 million to $21 million and $75 million, respectively. In May 1996, the net worth and working capital covenants were further amended to take into account a $25 million advance by NAR Group Limited ("NAR") until its repayment with the proceeds of the Rights Offering in August 1996 (Note 9). In September 1996, working capital was amended again to take into account the $10 million advance by Intercontinental Mining & Resources Incorporated, an affiliate of NAR ("IMR"). The net worth covenant was further amended to $70 million in December 1996 and Congress agreed to address the 1997 net worth covenant level after a review of the Company's business plan. As a result of the operating losses incurred in 1996, the Company was not in compliance with the working capital and net worth covenants for which the Company received waivers from Congress (Note
18).

     Term Financing Facility -- The Company borrowed $10 million in each of 1994 and 1995 under a Term Financing Facility. The interest rate on the Term Financing Facility is based on the equivalent rate of A-1 commercial paper existing at the time of each borrowing. The face rate ranged from 5.47% to 5.73%, and 5.73% to 6.02% at December 28, 1996 and December 30, 1995,
respectively. The Term Financing Facility was reduced by an annual sinking fund payment of $1.0 million in October 1996 and requires annual sinking fund payments of $1.0 million from October 1997 though October 1999 with this amount increasing to $1.6 million for each of the ten years thereafter. The Term Financing Facility continues to be outstanding and in effect under its original terms.


     In December 1996, the Company finalized its agreement (the "Reimbursement Agreement") with Richemont Finance S.A. ("Richemont"), who along with the family of Alan G. Quasha, Chairman of the Board of the Company, jointly own NAR, that provided the Company with approximately $27.9 million of letters of credit through Swiss Bank Corporation New York Branch, to replace letters of credit which were

                     HANOVER DIRECT, INC. AND SUBSIDIARIES

     YEARS ENDED DECEMBER 31, 1994, DECEMBER 30, 1995 AND DECEMBER 28, 1996


issued under the Congress Facility. These letters of credit were issued for $8.6 million related to the Industrial Revenue Bonds due 2003 and $19.3 million related to the Term Financing Facility. The letters of credit will expire on February 18, 1998 and carry an interest rate of 3.5% above the prime rate, currently 11.75%, payable to Richemont quarterly on amounts drawn under the letters of credit. The Company paid a facility fee of $1.4 million which was equal to 5% of the principle amount of the letters of credit as well as other fees incurred in connection with providing the facility as of December 28, 1996. In the event that the Company has not paid in full, by the expiration date, any outstanding balances under the letters of credit, Richemont shall have the option, exercisable at any time prior to payment in full of all amounts outstanding under the letters of credit, to convert such amount into common stock of the Company at the mean of the bid and ask prices of the Company's Common Stock on November 8, 1996, or the mean of the bid and ask prices of the Company's Common Stock on each of the thirty days immediately prior to the date of exercise of the conversion privilege. The Reimbursement Agreement is subordinate to the Congress Facility. On December 5, 1996, Richemont advanced the Company $10 million against the anticipated $27.9 million line of credit. The Company repaid the $10 million loan after the letter of credit agreement was in place on December 19, 1996.


     The TAC Revolving Credit Facility -- The TAC Revolving Credit Facility was paid off with the proceeds from the Congress Facility and with the proceeds from the sale of the retail operations, on February 16, 1996 (Note 2), and was classified as a long-term obligation at December 30, 1995.

     NAR Promissory Note -- In September 1996, IMR loaned the Company $10 million as evidenced by a subordinated promissory note (the "NAR Promissory Note"). This loan bears interest at prime plus 1.5%, was due on November 14, 1996 and, if it is not repaid before May 15, 1997, is convertible at the option of NAR into shares of Common Stock at the lower of the fair market value thereof on the date of execution or the then current fair market value thereof. The NAR Promissory Note is subordinate to the Congress Facility and is excluded from the working capital covenant calculation. NAR has agreed to apply $10 million of the Company's indebtedness to acquire $10 million of the Company's Common Stock pursuant to the 1997 Rights Offering (Note 18). As a result, the classification of this debt remains long-term.

     6% Mortgage Notes Payable due 1998 -- In connection with The Company Store(R) acquisition, subsidiaries of the Company executed and delivered two secured notes in the aggregate amount of $3.5 million with interest at 6% per annum with principal and interest payments payable monthly on a fifteen-year amortization schedule with the remaining balance due in August 1998. The mortgage notes payable are non-recourse notes and are not guaranteed by the Company. The mortgage notes payable are secured by the manufacturing and office facilities of The Company Store(R). The amounts outstanding were $3.0 million and $3.1 million at December 28, 1996 and December 30, 1995, respectively.

     Industrial Revenue Bonds due 2003 -- The Industrial Revenue Bonds are due on December 1, 2003 and are secured by the related assets purchased from the proceeds of the bonds and by an irrevocable letter of credit in the amount of $8.6 million. The obligations are guaranteed by the Company.

     8.75% Mortgage Note Payable due 2003 -- TAC's 8.75% Mortgage Note Payable is reflected as an obligation of the Company at December 30, 1995 in consequence of the corporate reorganization, completed in February 1996 (Note 2). Pursuant to the reorganization, TAC's retail business was split off to Mr. David Austad and certain of his family members, in exchange for their 32.5% interest in Austad's (and a cash payment of $1.1 million) and the Company became the owner of all the outstanding capital shares of TAC. The 8.75% Mortgage Note Payable was secured by the TAC warehouse and distribution facility in South Dakota. That facility's operations were largely transferred to other Company facilities. This note was paid in July 1996 from the proceeds of the sale of the facility.

                     HANOVER DIRECT, INC. AND SUBSIDIARIES

     YEARS ENDED DECEMBER 31, 1994, DECEMBER 30, 1995 AND DECEMBER 28, 1996

     9.25% Senior Subordinated Notes due 1998 -- At December 28, 1996 and December 30, 1995, the Company had $0 and $14.0 million of 9.25% Notes outstanding, respectively. In August 1996, the principal amount due under the 9.25% Notes was repaid from the proceeds of the Rights Offering (Note 9).

     In November 1995, IMR purchased the 9.25% Notes from a third party in connection with the refinancing of the indebtedness under the Congress Facility. The Company paid NAR a commitment fee of $105,000 upon the signing of a repurchase and option agreement and a fee of $210,000 (1.5% of the outstanding principal amount of the 9.25% Notes acquired by IMR) upon the funding, as well as all expenses incurred by NAR in performing its obligation. The Company also extended by two years the terms of the warrants to purchase 5,033,735 shares held by NAR and IMR to August 1, 1998. The Company recorded as debt issuance costs approximately $1.2 million, representing the fair value of the warrant extensions as determined using the Black Scholes model. Such costs were being amortized over the life of the 9.25% Notes. The Company has also agreed to indemnify NAR against any and all claims or losses asserted against it or incurred by it relating to the transactions contemplated by the repurchase and option agreement.

     Extraordinary Items -- As a result of the replacement of the Revolver, the purchase by IMR of the 9.25% Notes and early repayment of 9.25% Notes from the proceeds of the Rights Offering, the Company wrote-off approximately $1.8 million and $1.1 million of unamortized debt issuance costs as extraordinary items due to the early extinguishment of debt for 1995 and 1996, respectively.

     General -- At December 28, 1996, the aggregate annual principal and sinking fund payments required on all long-term debt instruments are as follows (in thousands): 1997 -- $10,102; 1998 -- $27,497; 1999 -- $1,000; 2000 -- $1,600;
2001 -- $1,600 and thereafter -- $21,551.


 9. RIGHTS OFFERING


     The Company commenced its $50 million Rights Offering on July 19, 1996. Holders of record of the Company's Common Stock, 6% Series A Convertible Additional Preferred Stock and Series B Convertible Additional Preferred Stock as of July 18, 1996, were eligible to participate in the Rights Offering. The Rights were exercisable at a price of $1.03 per share. Shareholders received
0.51 Rights for each share of Common Stock held, 3.72 rights for each share of Series A Convertible Additional Preferred Stock held and 0.77 rights for each share of Series B Convertible Additional Preferred Stock held as of the record date. The Rights Offering closed on August 23, 1996.

     Due to the Company's continued operating losses, the Company requested that NAR advance up to $25 million against all the Rights distributed to it and/or its commitment to purchase all of the unsubscribed shares. In May 1996, NAR advanced the Company $25 million under a promissory note (Note 8). Under the provisions of the promissory note, the Company repaid NAR the $25 million advance plus accrued interest upon the closing of the Rights Offering.

     The Company issued 48,748,785 shares pursuant to the Rights Offering which generated proceeds of approximately $48 million, net of expenses. NAR received rights entitling it to purchase 24,015,964 shares in the Rights Offering and exercised such rights. In addition, the Company and NAR entered into a Standby Purchase Agreement, pursuant to which NAR purchased 6,898,866 shares not subscribed by shareholders and received approximately $.5 million as a fee. The proceeds of the Rights Offering were used by the Company: (i) to repay the $14 million principal amount of 9.25% Notes held by an affiliate of NAR plus accrued interest, (ii) to repay the $25 million principal amount advanced under the promissory note plus accrued interest and (iii) to repay approximately $9 million under the Congress Facility. The Company recorded an extraordinary expense related to the early extinguishment of the 9.25% Notes, representing a write-off of the unamortized debt issuance costs of approximately $1.1 million.

                     HANOVER DIRECT, INC. AND SUBSIDIARIES

     YEARS ENDED DECEMBER 31, 1994, DECEMBER 30, 1995 AND DECEMBER 28, 1996


10. CAPITAL STOCK


     6% Series A Convertible Additional Preferred Stock -- In December 1993, in connection with the Company's acquisition of Tweeds, Inc. ("Tweeds"), the Company entered into an exchange agreement with a major vendor of Tweeds. Under the exchange agreement, the Company issued 234,900 shares of its 6% Series A Convertible Additional Preferred Stock ("6% Preferred Stock") for an installment note, dated March 29, 1993, as amended, in the amount of approximately $2.4 million previously issued by Tweeds. Dividends began accruing on September 30, 1993.

     The 6% Preferred Stock was convertible into Common Stock of the Company over a three year period in equal amounts on September 30, 1994, 1995 and 1996. The conversion price was an amount equal to the average of the per share closing prices for the five trading days preceding the conversion dates. The Company converted each of the one third equal portions of the 234,900 issued shares of the 6% Preferred Stock into 819,733, 427,785 and 189,818 shares of Common Stock plus accrued dividends on September 30, 1996, 1995 and 1994, respectively. The Company elected to pay cash dividends of $.1 million related to the September 1994 conversion.

     Series B Convertible Additional Preferred Stock -- In February 1995, the Company issued 634,900 shares of its Class B Convertible Additional Preferred Stock ("Series B Stock") to acquire the remaining 80% of the outstanding common stock of Aegis Safety Holdings, Inc. ("Aegis"), publisher of The Safety Zone catalog. The Series B Stock has a stated value of $10 per share. Non-cumulative dividends will accrue and be paid at 5% per annum during each of the first three years if Aegis attains at least $1 million in earnings before interest and taxes each year. In years four and five, dividends are cumulative and will accrue and be paid at 7% per annum and are not contingent on the achievement of any earnings target. Dividends were not paid in 1996 and 1995 based on The Safety Zone catalog's operating results in each respective year.

     The Series B Stock is convertible at any time, at $6.66 per share, subject to antidilution, at the option of the holder and is convertible at the Company's option if the market value of the Company's Common Stock is greater than $6.66 per share, subject to antidilution, for 20 trading days in any consecutive 30 day trading period or at the holder's option from time to time. If, after five years, the Series B Stock is not converted, it is mandatorily redeemable, at the Company's option, in cash or for 952,352 shares of the Company's Common Stock provided the market value of the stock is at least $6.33 per share, subject to antidilution. If the market value of the Company's Common Stock does not meet this minimum, the redemption rate is subject to adjustment which would increase the number of shares for which the Series B Stock is redeemed. In December 1996, the Company filed a registration statement on form S-3 with the Securities and Exchange Commission registering 952,352 shares of the Company's Common Stock related to the future conversion of the Series B Stock.

     The fair value of the Series B Stock, which is based on an independent appraisal, was $.9 million less than the stated value at February 1995. This discount is being amortized over a five year period and resulted in a charge of $.2 million to preferred stock dividends in the statement of income in 1996 and 1995.

     Warrants -- The warrants outstanding at December 28, 1996 are as follows:

 WARRANTS     EXERCISE     EXPIRATION
  ISSUED       PRICE          DATE
----------    --------     ----------
 1,728,923       $2.16        8/01/98
 3,542,292        2.59        8/01/98
   375,275        1.95        8/01/98
 ---------
 5,646,490
 =========

                     HANOVER DIRECT, INC. AND SUBSIDIARIES

     YEARS ENDED DECEMBER 31, 1994, DECEMBER 30, 1995 AND DECEMBER 28, 1996

     All of the above issued warrants are held by NAR and its affiliates. The Company agreed to extend the terms of the warrants held by NAR and its affiliates by two years in consideration of IMR's purchase of the 9.25% Notes from a third party in November of 1995 (Note 8). The original terms of these warrant agreements contain certain antidilution provisions which increased, in aggregate, the warrants by 612,755 from 5,033,735 to 5,646,490 due to the Rights Offering (Note 9). The antidilution provisions resulted in an adjustment to the previous exercise prices of $2.42, $2.91 and $2.49, respectively.

     General -- At December 28, 1996, there were 144,647,898 shares of Common Stock and 634,900 shares of Series B Stock outstanding. Additionally, an aggregate of 18,810,956 shares of Common Stock were reserved for issuance pursuant to (i) the exercise of outstanding options 11,045,000, (ii) the exercise of outstanding warrants 5,646,490, (iii) the Executive Equity Incentive Plan 640,498, and (iv) the All Employee Equity Investment Plan 1,478,968.

     Dividend Restrictions -- The Company is restricted from paying dividends on its Common Stock or from acquiring its capital stock by certain debt covenants contained in agreements to which the Company is a party.

11. STOCK BASED COMPENSATION PLANS

     At December 28, 1996, the Company has thirteen stock based compensation plans. In accordance with the provisions of SFAS No.123, the Company has recorded a compensation charge of $.5 million. The effects of applying SFAS No. 123 for recognizing compensation costs are not indicative of future amounts. SFAS No. 123 does not apply to awards prior to 1996 and additional awards in the future are anticipated. The information below details each of the respective plans, including the changes during the years presented.

     1978 Stock Option Plan -- Pursuant to the Company's Stock Option Plan (the "1978 Plan"), an aggregate of 2,830,519 shares were approved for issuance to employees and consultants of the Company. The option price and the periods over which an option is exercisable are specified by the Compensation Committee of the Board of Directors.

     Options expire five years from the date of grant and generally vest over three to four years. Payment for shares purchased upon the exercise of an option shall be in cash or stock of the Company. If paid in cash, a partial payment may be made with the remainder in installments evidenced by promissory notes at the discretion of the Compensation Committee. Changes in options outstanding, expressed in numbers of shares, are as follows:


                                                      1994                  1995                 1996
                                                    --------              --------             --------
                                                    WEIGHTED              WEIGHTED             WEIGHTED
                                           1994     AVERAGE      1995     AVERAGE     1996     AVERAGE
                                          -------   EXERCISE   --------   EXERCISE   -------   EXERCISE
                                          SHARES     PRICE      SHARES     PRICE     SHARES     PRICE
                                          -------   --------   --------   --------   -------   --------
Options outstanding, beginning of
  period................................  365,250    $ 3.95     496,050    $ 3.60     90,000    $ 2.42
Granted.................................  162,000    $ 3.50      70,000    $ 2.11         --        --
Exercised...............................   (1,000)   $ 5.00          --        --         --        --
Forfeited...............................   (9,500)   $ 5.00    (142,000)   $ 3.50         --        --
Expired.................................  (20,700)   $ 8.29    (334,050)   $ 3.65    (20,000)   $ 3.50
                                          -------              --------              -------
Options outstanding, end of period......  496,050    $ 3.60      90,000    $ 2.42     70,000    $ 2.11
                                          =======              ========              =======
Options exercisable, end of period......  334,050    $ 3.65      20,000    $ 3.50     23,333    $ 2.11
                                          =======              ========              =======


     The options outstanding at December 28, 1996 have exercise prices between $1.75 and $2.25 with a weighted average contractual life of 3.8 years.

                     HANOVER DIRECT, INC. AND SUBSIDIARIES

     YEARS ENDED DECEMBER 31, 1994, DECEMBER 30, 1995 AND DECEMBER 28, 1996

     In June 1994, one director was granted non-qualified options to purchase shares at an exercise price of $6.125 per share, of which 50,000 shares will expire in March 2000. In September 1992, six directors were granted options to purchase 20,000 shares each, at the market price, which at the time was $1.75 per share. These option grants were approved at the 1993 Annual Meeting of Shareholders and the options expire in 1997.

     Executive Equity Incentive Plan -- In December 1992, the Board of Directors adopted the 1993 Executive Equity Incentive Plan (the "Incentive Plan"). The Incentive Plan was approved by shareholders at the 1993 Annual Meeting. Pursuant to the Incentive Plan, options to purchase shares of the Company's Common Stock will be granted from time to time by the Compensation Committee of the Board of Directors to selected executives of the Company or its affiliates. For each such option granted up to a maximum of 250,000, the selected executive will receive the right to purchase on a specified date (the "Tandem Investment Date") a number of shares of the Company's Common Stock ("Tandem Shares") equal to one-half the maximum number of shares of the Company's Common Stock covered by such option. An aggregate of 2,400,000 shares of the Company's Common Stock have been reserved for issuance under the Incentive Plan. Company financing is available under the Incentive Plan to pay for the purchase price of the Tandem Shares. Changes in shares and options outstanding, expressed in numbers of shares, for the Incentive Plan are as follows:


                                                    1994                   1995                   1996
                                                  --------               --------               --------
                                                  WEIGHTED               WEIGHTED               WEIGHTED
                                        1994      AVERAGE      1995      AVERAGE      1996      AVERAGE
                                      ---------   EXERCISE   ---------   EXERCISE   ---------   EXERCISE
                                       SHARES      PRICE      SHARES      PRICE      SHARES      PRICE
                                      ---------   --------   ---------   --------   ---------   --------
Shares outstanding, beginning of
  period............................    663,830                753,830                877,163
Shares purchased....................     90,000                143,333                200,000
Shares forfeited....................         --                (20,000)               (16,667)
                                      ---------              ---------              ---------
Shares outstanding, end of period...    753,830                877,163              1,060,496
                                      =========              =========              =========
Options outstanding, beginning of
  period............................  1,101,000    $ 2.69    1,073,836    $ 2.98    1,021,170    $ 2.66
Granted.............................    180,000    $ 4.56      286,666    $ 2.53      350,000    $ 1.00
Forfeited...........................   (207,164)   $ 2.70     (339,332)   $ 3.59     (730,672)   $ 2.68
                                      ---------              ---------              ---------
Options outstanding, end of
  period............................  1,073,836    $ 2.98    1,021,170    $ 2.66      640,498    $ 1.73
                                      =========              =========              =========
Options exercisable, end of
  period............................         --        --           --        --      173,832    $ 2.56
                                      =========              =========              =========
Weighted average fair value of
  options granted during the year...                                                $     .67        --


     The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions for grants in 1996: risk free interest rate of 6.06% - 6.37%, expected lives of 6 years, expected volatility of 39.07% - 40.81%, expected dividends of $0.

     The following table summarizes information about stock options outstanding at December 28, 1996:

                                        OPTIONS                                     OPTIONS EXERCISABLE
                                      OUTSTANDING                             --------------------------------
                      NUMBER        WEIGHTED AVERAGE                            NUMBER
   RANGE OF         OUTSTANDING        REMAINING         WEIGHTED AVERAGE     EXERCISABLE     WEIGHTED AVERAGE
EXERCISE PRICES     AT 12/28/96     CONTRACTUAL LIFE      EXERCISE PRICE      AT 12/28/96      EXERCISE PRICE
---------------     -----------     ----------------     ----------------     -----------     ----------------
     $1.00            350,000              5.5                $ 1.00                  0            $ 1.00
  2.50 to $3.00       290,498              3.1                $ 2.61            173,832            $ 2.56
  1.00 to $3.00       640,498              4.4                $ 1.73            173,832            $ 2.56

                     HANOVER DIRECT, INC. AND SUBSIDIARIES

     YEARS ENDED DECEMBER 31, 1994, DECEMBER 30, 1995 AND DECEMBER 28, 1996

     Options granted under the Incentive Plan become exercisable three years after the dates of grant and expire six years from the dates of grant. The purchase price shall be paid in full at the time of purchase in cash or shares of the Company's Common Stock valued at their fair market value or in a combination thereof. The amount of amortization charged to expense was approximately $(.3) million, $.1 million and $.1 million for 1996, 1995 and 1994, respectively, net of forfeitures.

     Changes to the notes receivable related to the Incentive Plan are as follows:

                                                        1994         1995         1996
                                                     ----------   ----------   ----------
        Notes receivable balance beginning of
          period...................................  $1,424,000   $1,522,000   $1,651,000
        Additions..................................     328,000      229,000      200,000
        Payments...................................    (230,000)    (100,000)    (111,000)
                                                     ----------   ----------   ----------
        Notes receivable end of period.............  $1,522,000   $1,651,000   $1,740,000
                                                     ==========   ==========   ==========

     Under the terms of the Incentive Plan, the purchase price for shares is based upon the market price at the date of purchase, and payment is made in the form of a 20% cash down payment and a six year note that bears interest at the mid-term applicable federal rate, as determined by the Internal Revenue Service, as of the month of grant of such shares. The Incentive Plan participants purchased shares at prices ranging from $1.00 to $4.94 with the Company accepting notes bearing interest at rates ranging from 5.00% to 7.75%.

     All Employee Equity Investment Plan -- In December 1992, the Board of Directors adopted the 1993 All Employee Equity Investment Plan (the "Investment Plan"). Such plan was approved by the shareholders at the 1993 Annual Meeting. Each full-time or permanent part-time employee of the Company or its affiliates who has attained the age of 18, has met certain standards of continuous service with the Company or an affiliate of the Company and is not covered by a collective bargaining agreement may participate in the Investment Plan.

     An eligible employee will be granted a right to purchase a specific number of shares of the Company's Common Stock by the Compensation Committee, based on the eligible employee's salary level. The purchase price of the Company's Common Stock in the Investment Plan shall be the average market value of a share of the Company's Common Stock during the 20 days prior to the first day of the subscription period, less a 40% discount. The shares received by such participants are not transferable (other than by will or the laws of descent and distribution) until the vesting date or when such participant attains the age of 65, dies or becomes permanently disabled, and are subject to forfeiture in the event the participant ceases to be an employee prior to that date. The employees who choose to participate in the Investment Plan vest in their shares equally over a three-year period beginning with the first anniversary of the day subsequent to the final day of the subscription period or when they reach the age of 65, die or become permanently disabled. An aggregate of 2,000,000 shares of the Company's Common Stock have been reserved for issuance under the Investment Plan.

     Changes in shares outstanding and available for grant, expressed in numbers of shares for the Investment Plan are as follows:

                                                      1994          1995          1996
                                                    ---------     ---------     ---------
        Shares outstanding, beginning of period...    211,883       380,563       508,134
        Shares purchased..........................    260,124       216,931        80,550
        Shares forfeited..........................    (91,444)      (89,360)      (67,652)
                                                    ---------     ---------     ---------
        Shares outstanding end of period..........    380,563       508,134       521,032
                                                    =========     =========     =========
        Shares available for grant, end of
          period..................................  1,619,437     1,491,866     1,478,968
                                                    =========     =========     =========

                     HANOVER DIRECT, INC. AND SUBSIDIARIES

     YEARS ENDED DECEMBER 31, 1994, DECEMBER 30, 1995 AND DECEMBER 28, 1996

     The difference between the market price and the discounted price aggregated approximately $0, $.2 million and $.4 million in 1996, 1995 and 1994, respectively. These amounts have been reduced by approximately $.3 million in 1996 and $.2 million in 1995 and have been charged to amortization expense.

     Restricted Stock Award Plan -- In December 1992, the Board of Directors adopted the 1993 Restricted Stock Award Plan (the "Restricted Stock Plan"). An aggregate of 500,000 shares of the Company's Common Stock have been reserved for issuance under the Restricted Stock Plan. During 1993, 224,300 shares were awarded to participants aggregating $.8 million. Such amount has been amortized over a three-year vesting period. The amount of amortization charged to expense was approximately $.2 million in 1995, net of forfeitures.

     Incentive Compensation Plan -- Bonus arrangements with certain executives and key employees generally provide for additional compensation based upon the attainment of certain profit levels, as well as other performance measures. These bonuses approximated an aggregate of $.5 million, $1.5 million and $1.1 million in 1996, 1995 and 1994, respectively. Under the bonus plan, 25% of the bonus is deferred and payable in cash or restricted stock that vests over a three year period.


     The Chief Executive Officer (the "CEO") Tandem Plan -- Pursuant to the Company's Tandem Plan (the "Tandem Plan") the right to purchase an aggregate of 1,000,000 shares of Common Stock and an option to purchase 2,000,000 shares of Common Stock was approved for issuance to the CEO. The option price represents the average of the low and high fair market value of the common stock on August 23, 1996, the date of the closing of the 1996 Rights Offering. The option is subject to antidilution provisions and due to the Company's 1996 Rights Offering were adjusted to 1,510,000 shares of Common Stock and 3,020,000 options.


     The options expire 10 years from the date of grant and vest over four years. Payment for shares purchased upon the exercise of the option shall be in cash or stock of the Company.

     Options outstanding, granted and the weighted average exercise prices are as follows:

                                                                                 1996
                                                                               --------
                                                                               WEIGHTED
                                                                               AVERAGE
                                                                               EXERCISE
                                                                  SHARES        PRICE
                                                                ----------     --------
        Options outstanding, beginning of period..............          --         --
        Granted...............................................   3,020,000       1.16
        Forfeited.............................................          --         --
        Expired...............................................          --         --
                                                                ----------
        Options outstanding, end of period....................   3,020,000       1.16
                                                                ==========
        Options exercisable, end of period....................          --         --
        Weighted average fair value of options, granted during
          year................................................  $      .77         --

     The options outstanding at December 28, 1996 have an exercise price of $1.16 with a weighted average contractual life of 9.25 years.

     The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions for grants in 1996: risk free interest rate of 6.79%, expected lives of 9.85 years, expected volatility of 45.02% and expected dividends of $0.


     The CEO Performance Year Plan -- Pursuant to the Company's Performance Year Plan (the "Performance Plan") an option to purchase an aggregate of 1,000,000 shares of Common Stock was approved for issuance to the CEO. The option price represents the average of the low and high fair market value of the Common Stock on August 23, 1996, the date of the closing of the 1996 Rights Offering.

                     HANOVER DIRECT, INC. AND SUBSIDIARIES

     YEARS ENDED DECEMBER 31, 1994, DECEMBER 30, 1995 AND DECEMBER 28, 1996

     The options expire 10 years from the date of grant and vest over four years. The options are based upon performance as defined by the Compensation Committee of the Board of Directors. Should a performance target not be attained, the option is carried over to the succeeding year in conjunction with that year's option until the expiration date. Payment for shares purchased upon the exercise of the options shall be in cash or stock of the Company.

     Options outstanding, granted and the weighted average exercise prices are as follows:

                                                                                 1996
                                                                               --------
                                                                               WEIGHTED
                                                                               AVERAGE
                                                                               EXERCISE
                                                                  SHARES        PRICE
                                                                 ---------     --------
        Options outstanding, beginning of period...............         --          --
        Granted................................................  1,000,000      $ 1.16
        Forfeited..............................................         --          --
        Expired................................................         --          --
                                                                 ---------
        Options outstanding, end of period.....................  1,000,000      $ 1.16
                                                                 =========
        Options exercisable, end of period.....................         --          --
        Weighted average fair value of options granted during
          the year.............................................  $     .77          --

     The options outstanding at December 28, 1996 have an exercise price of $1.16 with a weighted average contractual life of 9.25 years.

     The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-price model with the following weighted average assumptions or grants in 1996: risk free interest rate of 6.79%, expected lives of 9.85 years, expected volatility of 45.02% and expected dividends of $0.


     The CEO Closing Price Option Plan -- Pursuant to the Company's Closing Price Option Plan (the "Closing Price Plan") an option to purchase an aggregate of 2,000,000 shares of Common Stock was approved for issuance to the CEO. The option price represents the average of the low and high fair market value of the Common Stock on August 23, 1996, the date of the closing of the 1996 Rights Offering.



     The options expire 10 years from the date of grant and vest based upon the performance of the Company's stock price over a consecutive 91 calendar day period as defined by the Compensation Committee of the Board of Directors. The performance period has a range of 6 years beginning August 23, 1996, the date of the closing of the 1996 Rights Offering. Payment for shares purchased upon the exercise of the options shall be in cash or stock of the Company.


     Options outstanding, granted and the weighted average exercise prices are as follows:

                                                                                 1996
                                                                               --------
                                                                               WEIGHTED
                                                                               AVERAGE
                                                                               EXERCISE
                                                                    SHARES      PRICE
                                                                  ----------   --------
        Options outstanding, beginning of period................          --        --
        Granted.................................................   2,000,000    $ 1.16
        Cancelled...............................................          --        --
        Expired.................................................          --        --
                                                                  ----------    ------
        Options outstanding, end of period......................   2,000,000    $ 1.16
                                                                  ==========    ======
        Options exercisable, end of period......................          --        --
        Weighted average fair value of options granted during
          the year..............................................  $      .17        --

                     HANOVER DIRECT, INC. AND SUBSIDIARIES

     YEARS ENDED DECEMBER 31, 1994, DECEMBER 30, 1995 AND DECEMBER 28, 1996

     The options outstanding at December 28, 1996 have an exercise price of $1.16 with a weighted average contractual life of 9.25 years.

     The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-price model utilizing a Monte Carlo simulation with the following weighted average assumptions for grants in 1996: risk free interest rate of 6.79%, expected lives of 9.85 years, expected volatility of 45.02% and expected dividends of $0.


     The CEO Six Year Stock Option Plan -- Pursuant to the Company's Six Year Stock Option Plan (the "Six Year Plan") an option to purchase an aggregate of 250,000 shares of Common Stock was approved for issuance to the CEO from NAR. The option price represents the average of the low and high fair market value of the Common Stock on August 23, 1996, the date of the closing of the 1996 Rights Offering. The option is subject to antidilution provisions and due to the Company's 1996 Rights Offering was adjusted to 377,500 options.


     The options expire 6 years from the date of grant and vest after one year. Payment for shares purchased upon the exercise of the options shall be in cash or stock of the Company.

     Options outstanding, granted and the weighted average exercise prices are as follows:

                                                                                 1996
                                                                               --------
                                                                               WEIGHTED
                                                                               AVERAGE
                                                                               EXERCISE
                                                                   SHARES       PRICE
                                                                  --------     --------
        Options outstanding, beginning of period................        --          --
        Granted.................................................   377,500      $ 1.16
        Forfeited...............................................        --          --
        Expired.................................................        --          --
                                                                  --------      ------
        Options outstanding, end of period......................   377,500      $ 1.16
                                                                  ========      ======
        Options exercisable, end of period......................        --          --
        Weighted average fair value of options granted during
          the year..............................................  $    .60          --

     The options outstanding at December 28, 1996 have an exercise price of $1.16 with a weighted average contractual life of 5.25 years.

     The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions for grants in 1996: risk free interest rate of 6.42%, expected lives of 5.85 years, expected volatility of 45.02% and expected dividends of $0.


     The CEO Seven Year Stock Option Plan -- Pursuant to the Company's Seven Year Stock Option Plan (the "Seven Year Plan") an option to purchase an aggregate of 250,000 shares of Common Stock was approved for issuance to the CEO from NAR. The option price represents the average of the low and high fair market value of the Common Stock on August 23, 1996, the date of the closing of the 1996 Rights Offering. The option is subject to antidilution provisions and due to the Company's 1996 Rights Offering was adjusted to 377,500 options.


     The options expire 7 years from the date of grant and vest after two years. Payment for shares purchased upon the exercise of the options shall be in cash or stock of the Company.

                     HANOVER DIRECT, INC. AND SUBSIDIARIES

     YEARS ENDED DECEMBER 31, 1994, DECEMBER 30, 1995 AND DECEMBER 28, 1996

     Options outstanding, granted and the weighted average exercise prices are as follows:

                                                                                 1996
                                                                               --------
                                                                               WEIGHTED
                                                                               AVERAGE
                                                                               EXERCISE
                                                                   SHARES       PRICE
                                                                  --------     --------
        Options outstanding, beginning of period................        --          --
        Granted.................................................   377,500      $ 1.16
        Forfeited...............................................        --          --
        Expired.................................................        --          --
                                                                  --------       -----
        Options outstanding, end of period......................   377,500      $ 1.16
                                                                  ========       =====
        Options exercisable, end of period......................        --          --
        Weighted average fair value of options granted during
          the year..............................................  $    .65          --

     The options outstanding at December 28, 1996 have an exercise price of $1.16 with a weighted average contractual life of 6.25 years.

     The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions for grants in 1996: risk free interest rate of 6.53%, expected lives of 6.85 years, expected volatility of 45.02% and expected dividends of $0.


     The CEO Eight Year Stock Option Plan -- Pursuant to the Company's Eight Year Stock Option Plan (the "Eight Year Plan") an option to purchase an aggregate of 250,000 shares of Common Stock was approved for issuance to the CEO from NAR. The option price represents the average of the low and high fair market value of the Common Stock on August 23, 1996, the date of the closing of the 1996 Rights Offering. The option is subject to antidilution provisions and due to the Company's 1996 Rights Offering was adjusted to 377,500 options.


     The options expire 8 years from the date of grant and vest after three years. Payment for shares purchased upon the exercise of the options shall be in cash or stock of the Company.

     Options outstanding, granted and the weighted average exercise prices are as follows:

                                                                                 1996
                                                                               --------
                                                                               WEIGHTED
                                                                               AVERAGE
                                                                               EXERCISE
                                                                     SHARES     PRICE
                                                                    --------   --------
        Options outstanding, beginning of period..................        --        --
        Granted...................................................   377,500    $ 1.16
        Forfeited.................................................        --
        Expired...................................................        --        --
                                                                    --------     -----
        Options outstanding, end of period........................   377,500    $ 1.16
                                                                    ========     =====
        Options exercisable, end of period........................        --        --
        Weighted average fair value of options granted during the
          year....................................................  $    .69        --

     The options outstanding at December 28, 1996 have an exercise price of $1.16 with a weighted average contractual life of 7.25 years.

     The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions for grants in 1996: risk free interest rate of 6.62%, expected lives of 7.85 years, expected volatility of 45.02% and expected dividends of $0.

                     HANOVER DIRECT, INC. AND SUBSIDIARIES

     YEARS ENDED DECEMBER 31, 1994, DECEMBER 30, 1995 AND DECEMBER 28, 1996


     The CEO Nine Year Stock Option Plan -- Pursuant to the Company's Nine Year Stock Option Plan (the "Nine Year Plan") an option to purchase an aggregate of 250,000 shares of Common Stock was approved for issuance to the CEO from NAR. The option price represents the average of the low and high fair market value of the common stock on August 23, 1996, the date of the closing of the 1996 Rights Offering. The option is subject to antidilution provisions and due to the Company's 1996 Rights Offering was adjusted to 377,500 options.


     The options expire 9 years from the date of grant and vest after four years. Payment for shares purchased upon the exercise of the options shall be in cash or stock of the Company.

     Options outstanding, granted and the weighted average exercise prices are as follows:

                                                                                 1996
                                                                               --------
                                                                               WEIGHTED
                                                                               AVERAGE
                                                                               EXERCISE
                                                                     SHARES     PRICE
                                                                    --------   --------
        Options outstanding, beginning of period..................        --        --
        Granted...................................................   377,500    $ 1.16
        Forfeited.................................................        --        --
        Expired...................................................        --
                                                                    --------    ------
        Options outstanding, end of period........................   377,500    $ 1.16
                                                                    ========    ======
        Options exercisable, end of period........................        --        --
        Weighted average fair value of options granted during the
          year....................................................  $    .74        --

     The options outstanding at December 28, 1996 have an exercise price of $1.16 with a weighted average contractual life of 8.25 years.

     The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions for grants in 1996: risk free interest of 6.73%, expected lives of
8.85 years, expected volatility of 45.02% and expected dividends of $0.

     1996 Stock Option Plan -- Pursuant to the Company's 1996 Stock Option Plan (the "1996 Plan"), an aggregate of 3,445,000 shares were approved for issuance to employees of the Company. The option exercise price shall be the fair market value as of the date of grant. The total options granted to an employee is one half performance based. The changes for each type of option (performance based and non-performance based) are presented in separate tables that follow.

     Options expire after 10 years, unless an employee owns stock possessing more than 10% of the total combined voting power of all classes of stock, in which case the option would expire after 5 years. Payment for shares purchased upon the exercise of an option shall be in cash or stock of the Company.

                     HANOVER DIRECT, INC. AND SUBSIDIARIES

     YEARS ENDED DECEMBER 31, 1994, DECEMBER 30, 1995 AND DECEMBER 28, 1996

NON-PERFORMANCE BASED

                                                                                 1996
                                                                               --------
                                                                               WEIGHTED
                                                                               AVERAGE
                                                                               EXERCISE
                                                                  SHARES        PRICE
                                                                ----------     --------
        Options outstanding, beginning of period..............          --         --
        Options granted.......................................   1,722,500       $.98
        Options forfeited.....................................          --         --
        Options expired.......................................          --         --
                                                                ----------
        Options outstanding, end of period....................   1,722,500       $.98
                                                                ==========
        Options exercisable, end of period....................          --         --
        Weighted average fair value of options granted during
          the year............................................  $      .67         --

     The options outstanding at December 28, 1996 have exercise prices between $.69 and $1.00 with a weighted average contractual life of 9.9 years.

     The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions for grants in 1996: risk free interest rate of 6.80%, expected lives of 7 years, expected volatility of 45.35% and expected dividends of $0.

PERFORMANCE BASED

                                                                                 1996
                                                                               --------
                                                                               WEIGHTED
                                                                               AVERAGE
                                                                               EXERCISE
                                                                  SHARES        PRICE
                                                                 ---------     --------
        Options outstanding, beginning of period...............         --         --
        Options granted........................................  1,722,500       $.98
        Options forfeited......................................         --         --
        Options expired........................................         --         --
                                                                 ---------
        Options outstanding, end of period.....................  1,722,500       $.98
                                                                 =========
        Options exercisable, end of period.....................         --         --
        Weighted average fair value of options granted during
          the year.............................................  $     .67         --

     The options outstanding at December 28, 1996 have exercise prices between $.69 and $1.00 with a weighted average contractual life of 9.9 years.

     The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions for grants in 1996: risk free interest rate of 6.80%, expected lives of 7 years, expected volatility of 45.35% and expected dividends of $0.


12. EMPLOYEE BENEFIT PLANS


     Hanover Direct, Inc. Savings Plan -- The 401(k) Savings and Retirement Plan (the "401(k) Plan") allows eligible employees to contribute a percentage of their annual compensation to the 401(k) Plan. The Company makes matching contributions of one-third of the employees' pre-tax contributions up to a maximum of 6%. Participants may invest contributions in various investment funds or in the Company's Common Stock.

                     HANOVER DIRECT, INC. AND SUBSIDIARIES

     YEARS ENDED DECEMBER 31, 1994, DECEMBER 30, 1995 AND DECEMBER 28, 1996

     The Company's contributions charged to expense for 1996, 1995 and 1994 were approximately $.4 million, $.6 million and $.6 million, respectively.

     Supplemental Retirement Plan -- The Supplemental Retirement Plan (the "Retirement Plan") allows eligible employees to make contributions to a trust where the contributions are invested by the trust for each participant in a tax free money market fund. The Company makes matching contributions. Company contributions charged to expense in 1996, 1995 and 1994 amounted to approximately $.1 million, $.2 million and $.2 million, respectively.


     The Retirement Plan permits eligible employees to contribute up to 4% of their salary. The Company matches all participant contributions, up to 50% of their contributions, with a cap of 2%. The Retirement Plan is not tax-qualified under the applicable provisions of the Internal Revenue Code of 1986, as amended.


13. INCOME TAXES

     At December 28, 1996, the Company had net operating loss carryforwards ("NOLs") totalling $241.2 million, which expire as follows: In the year
2001 -- $17.3 million, 2003 -- $14.6 million, 2004 -- $14.3 million,
2005 -- $20.6 million, 2006 -- $46.9 million, 2007 -- $27.7 million,
2010 -- $22.7 million and 2011 -- $77.1 million. The Company also has $1 million of general business tax credit carryforwards that expire in 2000 through 2009. The Company's available NOLs for tax purposes consists of $91.4 million of NOLs subject to a $4 million annual limitation under Section 382 of the Internal Revenue Code of 1986 and $149.8 million of NOLs not subject to a limitation. The unused portion of the $4 million annual limitation for any year may be carried forward to succeeding years to increase the annual limitation for those succeeding years.

     SFAS No. 109 requires that the future tax benefit of such NOLs be recorded as an asset to the extent that management assesses the utilization of such NOLs to be "more likely than not." Despite incurring additional NOLs of $22.7 million in 1995 and $77.1 million in 1996, management believes that the Company will be able to utilize up to $43 million of NOLs based upon the Company's assessment of numerous factors, including its planned restructuring and future operating plans.

     For the years ended December 30, 1995 and December 28, 1996, the Company maintained its deferred tax asset of $15 million (net of a valuation allowance of $48.5 million in 1995 and $82.6 million in 1996). Management believes that the $15 million net deferred tax asset still represents a reasonable, conservative estimate of the future utilization of the NOLs and the reversal of timing items and will continue to routinely evaluate the likelihood of future profits and the necessity of future adjustments to the deferred tax asset valuation allowance.

     Realization of the future tax benefits is dependent on the Company's ability to generate taxable income within the carryforward period and the periods in which net temporary differences reverse. Future levels of operating income and taxable income are dependent upon general economic conditions, competitive pressures on sales and margins, postal and other delivery rates, and other factors beyond the Company's control. Accordingly, no assurance can be given that sufficient taxable income will be generated for utilization of NOLs and reversals of temporary differences.

     The Company's Federal income tax provision was $4.2 million in 1994 and zero in 1995 and 1996. The 1994 provision was offset by utilization of the NOLs. The Company's provision for state income taxes was $.9 million in 1994, $1.0 million in 1995 and $1.0 million in 1996.

                     HANOVER DIRECT, INC. AND SUBSIDIARIES

     YEARS ENDED DECEMBER 31, 1994, DECEMBER 30, 1995 AND DECEMBER 28, 1996

     A reconciliation of the Company's net income for financial statement purposes to taxable income (loss) for the years ended January 1, 1994, December 31, 1994 and December 30, 1995 is as follows (in thousands):

                                                          1994       1995       1996
                                                        --------   --------   ---------
        Net income (loss).............................  $ 14,838   $(30,230)  $(105,254)
        Income tax provision (benefit)................    (3,509)     1,003       1,000
        Income (loss) before income taxes.............    11,329    (29,227)   (104,254)
        Differences between income before taxes for
          financial statement purposes and taxable
          income:
          State income taxes..........................      (860)    (1,003)     (1,000)
          Utilization of carryovers...................   (12,652)        --          --
          Differences attributable to subsidiary not
             included in Company's tax return.........        --       (313)         --
          Permanent differences.......................       717      1,011       7,630
          Net change in temporary differences.........     1,466      6,881      20,484
                                                        --------   --------   ---------
                                                         (11,329)     6,576      27,114
                                                        --------   --------   ---------
        Taxable income (loss).........................  $     --   $(22,651)  $ (77,140)
                                                        --------   --------   ---------

     The components of the net deferred tax asset at December 28, 1996 are as follows (in millions):

                                                                          NON-
                                                               CURRENT   CURRENT   TOTAL
                                                               -------   -------   ------
        Federal tax NOL and business tax credit
          carryforwards......................................  $    --   $  85.5   $ 85.5
        Allowance for doubtful accounts......................      1.6        --      1.6
        Inventories..........................................      1.9        --      1.9
        Prepaid catalog costs................................     (3.1)       --     (3.1)
        Property and equipment...............................       --      (1.2)    (1.2)
        Excess of net assets of acquired business............       --      (2.9)    (2.9)
        Accrued liabilities..................................     11.3        --     11.3
        Customer prepayments and credits.....................      3.0        --      3.0
        Tax basis in net assets of discontinued operations in
          excess of financial statement amount...............      0.8        --      0.8
        Other................................................       --       0.7      0.7
                                                                ------    ------   ------
        Deferred Tax Asset...................................     15.5      82.1     97.6
          Valuation allowance................................    (12.2)    (70.4)   (82.6)
                                                                ------    ------   ------
        Deferred Tax Asset, net..............................      3.3   $  11.7   $ 15.0
                                                                ======    ======   ======

     The Company has established a valuation allowance for a portion of the deferred tax asset, due to the limitation on the utilization of the NOLs and its estimate of the future utilization of the NOLs.

     The Company's tax returns for years subsequent to 1984 have not been examined by the Internal Revenue Service ("IRS"). Availability of the NOLs might be challenged by the IRS upon examination of such returns which could affect the availability of NOLs. The Company believes, however, that IRS challenges that would limit the utilization of NOLs will not have a material adverse effect on the Company's financial position.

                     HANOVER DIRECT, INC. AND SUBSIDIARIES

     YEARS ENDED DECEMBER 31, 1994, DECEMBER 30, 1995 AND DECEMBER 28, 1996

     Total tax expense for each of the three fiscal years presented differ from the amount computed by applying the Federal statutory tax rate due to the following:


                                                   1994              1995             1996
                                                PERCENT OF        PERCENT OF       PERCENT OF
                                              PRE-TAX INCOME     PRE-TAX LOSS     PRE-TAX LOSS
                                              --------------     ------------     ------------
        Tax (benefit) at Federal statutory
          rate..............................        35.0%            (35.0)%          (35.0)%
        State and local taxes...............         4.9               2.2              0.6
        Reversal of valuation allowance.....       (38.5)               --               --
        Net increase in (reversal of)
          temporary differences:
          Depreciation and amortization.....         3.5              (5.4)             0.3
          Deferred compensation.............        11.4                --             (0.2)
          Restructuring reserves............          --                --              8.7
          Other.............................       (10.4)             15.1             (2.0)
        Utilization of contribution and NOL
          carryover.........................       (39.1)               --               --
        Tax NOLs for which no benefit could
          be recognized.....................          --              25.3             25.9
        Other...............................         2.2               1.2              2.7
                                                   -----             -----            -----
                                                   (31.0)%             3.4%             1.0%
                                                   =====             =====            =====


14. LEASES

     Certain leases to which the Company is a party, provide for payment of real estate taxes and other expenses. Most leases are operating leases and include various renewal options with specified minimum rentals. Rental expense for operating leases related to continuing operations were as follows (in thousands):

                                                         1994        1995        1996
                                                        -------     -------     -------
        Minimum rentals...............................  $13,572     $13,070     $12,931
                                                        =======     =======     =======

     Future minimum lease payments under noncancellable operating and capital leases relating to continuing operations that have initial or remaining terms in excess of one year, together with the present value of the net minimum lease payments as of December 28, 1996, are as follows (in thousands):

                                                                   OPERATING     CAPITAL
                               YEAR ENDING                          LEASES       LEASES
        ---------------------------------------------------------  ---------     -------
        1997.....................................................   $10,646      $ 1,438
        1998.....................................................     7,493          482
        1999.....................................................     6,257           21
        2000.....................................................     5,129           --
        2001.....................................................     4,817           --
        Thereafter...............................................    33,792           --
                                                                    -------      -------
        Total minimum lease payments.............................   $68,134        1,941
                                                                    =======      =======
        Less amount representing interest(a).....................                    115
                                                                                 -------
        Present value of minimum lease payments(b)...............                $ 1,826
                                                                                 =======

---------------

(a) Amount necessary to reduce net minimum lease payments to present value calculated at the Company's incremental borrowing rate at the inception of the leases.

(b) Reflected in the balance sheet as current and noncurrent capital lease obligations of $1,260,000 and $1,973,000 at December 30, 1995 and $1,344,000
    and $482,000 at December 28, 1996, respectively.

                     HANOVER DIRECT, INC. AND SUBSIDIARIES

     YEARS ENDED DECEMBER 31, 1994, DECEMBER 30, 1995 AND DECEMBER 28, 1996

     The future minimum lease payments under noncancellable leases that remain from the discontinued restaurant operations as of December 28, 1996 are as follows: 1997 -- $.9 million; 1998 -- $.8 million; 1999 -- $.8 million;
2000 -- $.8 million; 2001 -- $.8 million; and thereafter $2.5 million. The above amounts exclude annual sublease income of $1.0 million from subleases which have the same expiration as the underlying leases.

     In connection with the Company's investment in Blue Ridge, a subsidiary of the Company is contingently liable with respect to the lease obligation related to the apparel distribution center in Roanoke, Virginia. The Company does not guarantee the indebtedness associated with the Roanoke apparel center held by Blue Ridge Associates.

15. CHANGES IN MANAGEMENT AND EMPLOYMENT AGREEMENTS


     Jack E. Rosenfeld resigned as President and Chief Executive Officer and as a Director of the Company effective December 30, 1995. In connection with such resignation, the Company and Mr. Rosenfeld entered into a Termination of Employment Agreement, dated December 30, 1995 (the "Termination Agreement"), providing for the termination of (i) the Employment Agreement, dated as of October 25, 1991, between the Company and Mr. Rosenfeld, and (ii) all benefits, salary and perquisites provided for therein except for (a) benefits, salary and perquisites earned and accrued up to December 30, 1995, (b) salary of $500,000 through December 31, 1996, and (c) benefits including (I) continued disability and term life insurance in amounts not less than the amounts in force on the date of the Termination Agreement for a three-year period and (II) the right to continue to participate in the Company's medical plans to the extent he is eligible for up to three years from the date of the Termination Agreement. The Termination Agreement calls for Mr. Rosenfeld to serve as a Director Emeritus of the Company and will allow Mr. Rosenfeld to attend meetings of the Board of Directors and participate in Board discussions for a one-year period, but Mr. Rosenfeld has no right to vote on any matters that come before the Board of Directors. The Termination Agreement will preclude Mr. Rosenfeld for a one-year period from competing with the Company under certain circumstances.



     On March 7, 1996, Rakesh K. Kaul was named President and Chief Executive Officer and elected to the Board of Directors of the Company. Effective that date, Mr. Kaul entered into an Executive Employment Agreement (the "Employment Agreement") which provides for an "at will" term commencing on March 7, 1996 at a base salary of $525,000 per year. The Employment Agreement also provides for Mr. Kaul's participation in the Short-Term Incentive Plan for Rakesh K. Kaul. That plan, which was approved by the shareholders at the June 20, 1996 shareholders meeting, provides for an annual bonus of between 0% and 125% of Mr. Kaul's base salary, depending on the attainment of various performance objectives as determined in accordance with the objective formula or standard to be adopted by the Compensation Committee as part of the performance goals for each such year. The Employment Agreement also provides for Mr. Kaul's participation in the Long-Term Incentive Plan for Rakesh K. Kaul. That plan, which was approved by the shareholders at the June 20, 1996 shareholders meeting, provides for the purchase by Mr. Kaul of 1,000,000 shares of Common Stock at their fair market value; an option expiring March 7, 2006 for the purchase of 2,000,000 shares of (the "Tandem Stock Purchase Right") Common Stock; an option expiring March 7, 2006 to purchase 2,000,000 shares of Common Stock (the "Tandem Option") exercisable only upon satisfaction of the condition that the closing price of the Common Stock has attained an average of $7.00 per share during a 91-day period ending on or before March 7, 2002; an option expiring March 7, 2006 to purchase 1,000,000 shares of Common Stock at their fair market value, subject to the attainment of certain objective performance goals to be set by the Compensation Committee; and four options expiring March 7, 2002, and the first three anniversaries thereof, respectively, for the purchase of 250,000 shares of Common Stock each, to be granted by NAR, the Company's majority shareholder ("the NAR Options"). As a result of the Rights Offering, Mr. Kaul was granted an additional .51 shares for each share of Common Stock he was granted under the

                     HANOVER DIRECT, INC. AND SUBSIDIARIES

     YEARS ENDED DECEMBER 31, 1994, DECEMBER 30, 1995 AND DECEMBER 28, 1996

Tandem Stock Purchase Right, the Tandem Option, and the NAR Options (collectively, the "Award Shares") which resulted in his being granted 1,510,000 shares, 3,020,000 options and 1,510,000 options, respectively. The Employment Agreement also provides for the grant of registration rights under the Securities Act of 1993, as amended (the "Securities Act"), for shares of Common Stock owned by Mr. Kaul. Pursuant to the Employment Agreement, the Company will make Mr. Kaul whole, on an after-tax basis, for various relocation and temporary living expenses related to his employment with the Company. In the event that Mr. Kaul's employment is actually or constructively terminated by the Company, other than for cause, he will be entitled for a 12-month period commencing on the date of his termination to (i) a continuation of his base salary, (ii) continued participation in the Company's medical, dental, life insurance and retirement plans offered to senior executives of the Company, and (iii) a bonus, payable in 12 equal installments, equal to 100% of his base salary (at the rate in effect immediately prior to such termination). In addition, Mr. Kaul will be entitled to receive (i) to the extent not previously paid, the short-term bonus payable to Mr. Kaul for the year preceding the year of termination and (ii) for the year in which Mr. Kaul's employment is terminated, an additional bonus equal to his annual base salary for such year, pro-rated to reflect the portion of such year during which Mr. Kaul is employed. Mr. Kaul's employment will be deemed to be constructively terminated by the Company in the event of a change in control (as defined in the Employment Agreement), the Company's bankruptcy, a material diminution of his responsibilities, or a relocation of the Company's headquarters outside the New York metropolitan area without his prior written consent. In the event that Mr. Kaul's employment terminates other than as a result of a termination by the Company, Mr. Kaul will not be entitled to any payment or bonus, other than any short-term bonus he is entitled to receive from the year prior to termination.


     In April 1996, the Executive Vice President, Secretary and General Counsel resigned. Also, in April 1996, the Executive Vice President and Chief Financial Officer indicated his intention to resign his position in order to pursue other interests. He remained with the Company until the closing of the Rights Offering. In connection therewith, the Company entered into a settlement of his employment agreement. The Chief Information Officer resigned in June 1996. The General Counsel position is currently being filled on a part-time basis by an individual who has served as a service provider to the Company. The Company has hired a new Chief Financial Officer and promoted an executive to the position of Chief Information Officer.


16. RELATED PARTY TRANSACTIONS

     At December 28, 1996, current and former officers and executives of the Company owed the Company approximately $3.1 million of which approximately $1.7 million relates to receivables under the Executive Equity Incentive Plan. These amounts due to the Company bear interest at rates ranging from 5.00% to 7.75% and are due from 1999 to 2002. The remaining $1.4 million relates to a receivable under the Long Term Incentive Plan for Rakesh K. Kaul.

     In May 1996, NAR advanced the Company $25 million under a promissory note against all the Rights distributed to it or its commitment to purchase all unsubscribed shares in the Rights Offering (Notes 8 and 9). NAR purchased 24,015,964 shares available to it pursuant to the terms of the Rights Offering and received a fee of $.5 million for purchasing an additional 6,898,866 shares not subscribed to by other shareholders. On August 23, 1996, the Rights Offering closing date, the Company paid the principal and interest amounts outstanding under the $25 million promissory note and the $14 million of 9.25% Notes held by IMR (Notes 8 and 9).

     In September 1996, IMR loaned the Company $10 million as evidenced by a subordinated promissory note which is subordinate to the Credit Facility. Such loan bears interest at prime plus 1.5%, was due on November 14, 1996, and, if it is not repaid before May 15,1997, is convertible at the option of IMR into shares

                     HANOVER DIRECT, INC. AND SUBSIDIARIES

     YEARS ENDED DECEMBER 31, 1994, DECEMBER 30, 1995 AND DECEMBER 28, 1996

of Common Stock (Note 8). NAR has agreed to apply $10 million of the Company's indebtedness to acquire $10 million of the Company's Common Stock pursuant to the 1997 Rights Offering (Note 18).

     In December 1996, Richemont finalized its agreement with the Company that will provide approximately $27.9 million of letters of credit to replace letters of credit which were issued under the Congress Facility. The Company paid a facility fee of $1.4 million to Richemont in connection with providing the facility. On December 5, 1996, Richemont advanced the Company $10 million against the anticipated $27.9 million line of credit which was repaid after the letter of credit facility was in place on December 19, 1996 (Note 8).

     Since January 1993, pursuant to a consulting arrangement, a subsidiary of NAR renders management consulting, business advisory and investment banking services to the Company for an annual fee of $750,000. NAR did not collect such a fee in 1996 as no such services were performed and will not collect such a fee in 1997.

     At December 28, 1996, NAR owned approximately 54% of the Company's outstanding Common Stock and would own 56% upon exercising all of their outstanding warrants.

17. COMMITMENTS AND CONTINGENCIES

     On or about September 2, 1994, a complaint was filed in the United States District Court for the District of New Jersey by Veronica Zucker, an individual who allegedly purchased shares of Common Stock of the Company in the public offering completed on April 7, 1994, against the Company, all of its directors, certain of its officers, Sun Life Insurance Company of America, Merrill Lynch, Pierce Fenner & Smith Incorporated and Alex. Brown & Sons, Incorporated. The complaint, which was purportedly filed on behalf of a class of all persons who purchased the Common Stock of the Company in the public offering or thereafter through and including August 14, 1994, sought to recover monetary damages the class had allegedly suffered as a result of certain alleged false and materially misleading statements contained in the Company's public offering prospectus dated March 30, 1994. In lieu of an answer, defendants filed a motion to dismiss the complaint in its entirety for failure to state a claim upon which relief can be granted. On May 23, 1995, the United States District Court for District of New Jersey dismissed the plaintiff's claim, with prejudice, for failure to state a claim upon which relief could be granted. On June 22, 1995, plaintiff filed a notice of appeal of the May 23, 1995 decision to the United States Court of Appeals for the Third Circuit. On March 26, 1996, the Court of Appeals rendered its decision affirming the District Court's decision. On or about June 24, 1996, a petition for certiorari was filed by plaintiff with the United States Supreme Court. The Company filed a brief in opposition to the petition on August 12, 1996. In October 7, 1996, the United States Supreme Court denied the plaintiff's petition.

     The Company is involved in other various routine lawsuits of a nature which are deemed customary and incidental to its business. In the opinion of management, the ultimate disposition of such actions will not have a material adverse effect on the Company's financial position or results of operations.

     The imposition of a sales and use tax collection obligation on out-of-state catalog companies in states to which they ship products was the subject of a case decided in 1994 by the United States Supreme Court. While the Court reaffirmed an earlier decision that allowed direct marketers to make sales into states where they do not have a physical presence without collecting sales taxes with respect to such sales, the Court further noted that Congress has the power to change this law. The Company believes that it collects sales tax in all jurisdictions where it is currently required to do so.

     In connection with certain discontinued restaurant transactions, the Company remains contingently liable with respect to lease obligations for 6 restaurant properties, should the buyers fail to perform under the agreements. The future minimum lease payments as of December 28, 1996 are as follows (in thousands): 1997 -- $375; 1998 -- $375; 1999 -- $375; 2000 -- $375;
2001 -- $365; and thereafter $1,185.

                     HANOVER DIRECT, INC. AND SUBSIDIARIES

     YEARS ENDED DECEMBER 31, 1994, DECEMBER 30, 1995 AND DECEMBER 28, 1996

18. SUBSEQUENT EVENTS


     1997 Rights Offering -- On March 26, 1997, the Company announced that it intends to distribute transferable subscription rights to subscribe for and purchase additional shares of Common Stock to the holders of record of the Company's Common Stock and Series B Convertible Additional Preferred Stock (the "1997 Rights Offering") as soon as it has filed with and has declared effective by the SEC a registration statement with respect thereto. The Rights will be exercisable at a price of $.90 per share. NAR has agreed to apply $10 million of the Company's indebtedness to acquire $10 million of the Company's Common Stock pursuant to the 1997 Rights Offering (Note 18). Richemont has agreed to purchase all shares of Common Stock which have not been subscribed for and purchased by shareholders in the 1997 Rights Offering. Due to the Company's liquidity issues and to alleviate vendor concerns, Richemont has agreed to advance $30 million against its commitment to purchase all of the unsubscribed shares. In connection with the agreement, the Company named two Richemont representatives, Messrs. Jan du Plessis and Howard Tanner, to its Board of Directors (the "Board") and Executive Committee, and may nominate a third Richemont representative to the Board at the next annual meeting. The new Board members fill positions vacated by the recent resignations of Geraldine Stutz and Jeffery R. Laikind. In addition, Mr. du Plessis has been named to the Audit Committee of the Board.


     Waiver and Amendment to the Congress Facility -- The Company has received waivers for the December 1996 events of default under the Congress Facility related to the working capital and net worth covenants as of and through December 28, 1996. In addition, the Company received a waiver for any event of default relating to the material adverse change provision that was in effect through and including December 28, 1996. The calculation of the working capital covenant excludes the Congress Revolving Term Notes. The working capital and net worth covenants for fiscal 1997 are as follows (in 000's):

                                 WORKING CAPITAL                         AMOUNT
            ----------------------------------------------------------  --------
            January through May 1997..................................  $ (5,000)
            June through November 1997................................  $(10,000)
            December 1997 thereafter..................................  $(20,000)

                                     NET WORTH                           AMOUNT
            -----------------------------------------------------------  -------
            January through May 1997...................................  $14,000
            June 1997 thereafter.......................................  $11,500

                     HANOVER DIRECT, INC. AND SUBSIDIARIES

     YEARS ENDED DECEMBER 31, 1994, DECEMBER 30, 1995 AND DECEMBER 28, 1996

19. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)


                                                   FIRST        SECOND       THIRD        FOURTH
                                                  QUARTER      QUARTER      QUARTER      QUARTER
                                                  --------     --------     --------     --------
                                                     (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
1995
Revenues........................................  $176,592     $182,774     $169,175     $221,227
Gross profit....................................    62,905       63,003       54,285       79,565
Loss from operations............................    (4,147)      (5,988)      (6,042)      (6,442)
                                                  --------     --------     --------     --------
Net loss........................................    (4,903)      (7,490)      (9,586)      (8,011)
Preferred stock dividends.......................       (45)         (59)         (66)         (70)
                                                  --------     --------     --------     --------
Net loss applicable to Common Shareholders......  $ (4,948)    $ (7,549)    $ (9,652)    $ (8,081)
                                                  ========     ========     ========     ========
Net loss per share..............................  $   (.05)    $   (.08)    $   (.10)    $   (.09)
                                                  ========     ========     ========     ========
1996
Revenues........................................  $165,527     $180,195     $156,732     $197,860
Gross profit....................................    55,989       59,912       41,152       63,006
Loss from operations............................    (7,733)      (9,896)     (25,621)     (51,247)
                                                  --------     --------     --------     --------
Net loss........................................    (9,477)     (12,520)     (29,565)     (53,467)
Preferred stock dividends.......................       (59)         (59)         (59)         (48)
                                                  --------     --------     --------     --------
Net loss applicable to Common Shareholders......  $ (9,536)    $(12,579)    $(29,624)    $(53,515)
                                                  ========     ========     ========     ========
Net loss per share..............................  $   (.10)    $   (.13)    $   (.26)    $   (.37)
                                                  ========     ========     ========     ========

                              HANOVER DIRECT, INC.


                       VALUATION AND QUALIFYING ACCOUNTS


     YEARS ENDED DECEMBER 28, 1996, DECEMBER 30, 1995 AND DECEMBER 31, 1994



                                                          COLUMN C
                                               -------------------------------
                                COLUMN B                  ADDITIONS
                               -----------     -------------------------------       COLUMN D         COLUMN E
          COLUMN A             BALANCE AT       CHARGED TO        CHARGED TO       ------------     -------------
-----------------------------   BEGINNING       COSTS AND       OTHER ACCOUNTS      DEDUCTIONS       BALANCE AT
         DESCRIPTION            OF PERIOD        EXPENSES          DESCRIBE          DESCRIBE       END OF PERIOD
-----------------------------  -----------     ------------     --------------     ------------     -------------
1996:
-----------------------------
Allowance for doubtful
  accounts receivable,
  current....................  $ 3,988,000     $  2,431,000      $                 $                 $ 6,419,000
Reserves for discontinued
  operations.................    1,639,000                 (2)         83,000                          1,722,000
Restructuring reserve........                     9,504,000                                            9,504,000
Reserves for sales returns...    5,535,000      106,836,000                  (2)    103,335,000        9,036,000
Deferred tax asset valuation
  allowance..................   48,500,000                 (5)     34,100,000                         82,600,000
Allowance for net unrealized
  losses on convertible debt
  securities.................    1,000,000          888,000                                            1,888,000
1995:
-----------------------------
Allowance for doubtful
  accounts receivable,
  current....................  $ 3,912,000     $  4,796,000(3)   $     42,000(1)   $  4,762,000      $ 3,988,000
Reserves for discontinued
  operations.................    1,668,000                                   (2)         29,000        1,639,000
Reserves for sales returns...    6,023,000      103,602,000                  (2)    104,090,000        5,535,000
Deferred tax asset valuation
  allowance..................   38,600,000                 (5)      9,900,000                         48,500,000
Allowance for net unrealized
  losses on convertible debt
  securities.................    1,000,000                                                             1,000,000
1994:
-----------------------------
Allowance for doubtful
  accounts receivable,
  current....................  $ 4,244,000     $  3,931,000      $           (1)   $  4,263,000      $ 3,912,000
Reserves for discontinued
  operations.................    2,558,000                                   (2)        890,000        1,668,000
Reserves for sales returns...    4,911,000      114,665,000                  (2)    113,553,000        6,023,000
Deferred tax asset valuation
  allowance..................   49,700,000                                   (4)     11,100,000       38,600,000
Allowance for net unrealized
  losses on convertible debt
  securities.................                     1,000,000                                            1,000,000


---------------

(1) Accounts written off.



(2) Utilization/increase of reserves.



(3) Represents acquired allowance for doubtful accounts receivable.



(4) Represents decrease due to: utilization of valuation allowance and recognition of NOL's estimated to be utilized by future operating results.



(5) Represents the increase in the valuation allowance offset by an increase in the gross tax asset.

                             [HANOVER DIRECT LOGO]

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The estimated expenses in connection with the Rights Offering are as follows:


        SEC registration fee..........................................  $   15,163.00
        AMEX listing fees and expenses................................      17,500.00*
        Printing and engraving expenses...............................      60,000.00*
        Legal fees and expenses.......................................     200,000.00*
        Accounting fees and expenses..................................     150,000.00*
        Consulting fees and expenses..................................     500,000.00*
        Blue Sky fees and expenses (including counsel fees)...........      20,000.00*
        Standby Purchaser's fees......................................   1,916,000.00*
        Subscription Agent's fees and expenses........................      55,000.00*
        Information Agent's fees and expenses.........................       7,500.00*
        Miscellaneous expenses........................................      58,837.00*
                                                                        -------------
                  Total...............................................  $3,000,000.00
                                                                        =============


---------------

* Estimated

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Hanover is incorporated under the laws of the State of Delaware. Section 145 of the Delaware General Corporation Law generally provides that a corporation is empowered to indemnify any person who is made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he is or was a director, officer, employee or agent of Hanover or is or was serving, at the request of Hanover, in any of such capacities of another corporation or other enterprise, if such director, officer, employee or agent acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of Hanover, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. This statute describes in detail the right of Hanover to indemnify any such person.

     Article FIFTH of the Restated Certificate of Incorporation of Hanover (referred to therein as the "Corporation") provides, in pertinent part, as follows:

          Indemnification. Except as prohibited by section 145 of the Delaware General Corporation Law, every director and officer of the Corporation shall be entitled as a matter of right to be indemnified by the Corporation against reasonable expense and any liability paid or incurred by such person in connection with any actual or threatened claim, action, suit or proceeding, civil, criminal, administrative, investigative or other, whether brought by or in the right of the Corporation or otherwise, in which he or she may be involved, as a party or otherwise, by reason of such person being or having been a director or officer of the Corporation or by reason of the fact that such person is or was serving at the request of the Corporation as a director, officer, employee, fiduciary or other representative of the Corporation or another corporation, partnership, joint venture, trust, employee benefit plan or other entity (such claim, action, suit or proceeding hereinafter being referred to as an "action"); provided, however, that no such right of indemnification shall exist with respect to an action brought by a director or officer against the Corporation other than in a suit for indemnification as provided hereunder. Such indemnification shall include the right to have expenses incurred by such person in connection with an action paid in advance by the Corporation prior to final disposition of such action, subject to such conditions as may be prescribed by law. As used herein, "expense" shall include, among other things, fees and expenses of counsel selected by such person, and "liability" shall include amounts of judgments, excise taxes, fines and penalties, and amounts paid in settlement.

          Insurance; Other Funding. The Corporation may purchase and maintain insurance to protect itself and any person eligible to be indemnified hereunder against any liability or expense asserted or incurred by such person in connection with any action, whether or not the Corporation would have the power to indemnify such person against such liability or expense by law or under the provisions of this Article FIFTH. The Corporation may make other financial arrangements, which may include, among other things, a trust fund, program of self-insurance, grant of a security interest or other lien on any assets of the Corporation, or establishment of a letter of credit, guaranty or surety, to ensure the payment of such sums as may become necessary to effect indemnification as provided herein.

          Non-Exclusive; Nature and Extent of Rights. The right of indemnification provided for herein (i) shall not be deemed exclusive of any other rights, whether now existing or hereafter created, to which those seeking indemnification hereunder may be entitled under any agreement, by-law or article provision, vote of the stockholders or directors or otherwise, (ii) shall be deemed to create contractual rights in favor of persons entitled to indemnification hereunder, (iii) shall continue as to persons who have ceased to have the status pursuant to which they were entitled or were designated as entitled to indemnification hereunder and shall inure to the benefit of the heirs and legal representatives of persons entitled to indemnification hereunder and (iv) shall be applicable to actions, suits or proceedings commenced after the adoption of this Article FIFTH, whether arising from acts or omissions occurring before or after the adoption hereof. The right of indemnification provided for herein may not be amended, modified or repealed so as to limit in any way the indemnification provided for herein with respect to any acts or omissions occurring prior to the adoption of any such amendment or repeal.

     Article IV of the Bylaws of Hanover also contains the same provisions relating to the indemnification of directors and officers which are set forth in Article FIFTH of the Restated Certificate of Incorporation of Hanover.

     Hanover has agreed to purchase insurance to indemnify its directors and officers against liabilities incurred as a result of serving in such capacity and has agreed to enter into indemnification agreements with its directors.

ITEM 16. EXHIBITS.


    EXHIBIT
    NUMBER                                 DESCRIPTION OF EXHIBIT
    -------   ---------------------------------------------------------------------------------
     1.1      Standby Purchase Agreement, dated March 26, 1997, between Hanover Direct, Inc.
              and Richemont S.A.*
     4        Form of Subscription Certificate*
     5        Opinion of Brown Raysman Millstein Felder & Steiner LLP as to the legality of the securities being registered*
     8        Opinion of Brown Raysman Millstein Felder & Steiner LLP as to the tax
              consequences to holders*
    23.1      Consent of Arthur Andersen LLP
    23.2      Consent of Brown Raysman Millstein Felder & Steiner LLP (included in the opinion set forth as Exhibit 5 to this Registration Statement)
    24        Powers of Attorney of certain directors and officers of Hanover (included on page
              II-5 of the Registration Statement (Registration No. 333-25141) on Form S-3 filed on April 14, 1997)
    99.1      Form of Instructions to Shareholders as to use of Subscription Certificates*
    99.2      Form of Notice of Guaranteed Delivery for Subscription Certificates and Important
              Tax Information (See exhibit 99.1)
    99.3      Form of Subscription Agency Agreement*
    99.4      Form of Information Agent Agreement*
    99.5      Form of Letter to Common Stockholders who are record holders*
    99.6      Form of Letter to Common Stockholders whose addresses are outside the U.S.*
    99.7      Form of Letter to Common Stockholders who are beneficial holders*
    99.8      Form of Letter to Clients of Common Stockholders who are beneficial holders

    EXHIBIT
    NUMBER                                 DESCRIPTION OF EXHIBIT
    -------   ---------------------------------------------------------------------------------
    99.9      Form of Letter to Series B Preferred Stockholders*
    99.10     Form of Certification and Request for Additional Rights*
    99.11     Form of Letter to Participants in the 1994 Bonus Plan*
    99.12     Form of Letter to Participants in the 1995 Bonus Plan*
    99.13     Form of Letter to Participants in the All-Employee Equity Investment Plan*


---------------

* Previously filed.


ITEM 17. UNDERTAKINGS.

     (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Hanover pursuant to the provisions described under Item 20 above, or otherwise, Hanover has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by Hanover of expenses incurred or paid by a director, officer or controlling person of Hanover in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Hanover will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

     (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (Section 230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;


             Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or
        Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.


          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.



     (d) The undersigned registrant hereby undertakes to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the transactions by the underwriters during the subscription period, the amount of unsubscribed securities to be purchased by the underwriters, and the terms of any subsequent reoffering thereof. If any public offering by the underwriters is to be made on terms differing from those set forth on the cover page of the prospectus, a post-effective amendment will be filed to set forth the terms of such offering.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Weehawken, State of New Jersey, on the 25th day of April, 1997.


                                          HANOVER DIRECT, INC.
                                          (Registrant)

                                          By:       /s/ RAKESH K. KAUL
                                            ------------------------------------
                                            Rakesh K. Kaul,
                                            President and Chief Executive
                                              Officer


     Pursuant to the requirement of the Securities Act of 1933, as amended, this Amendment No. 1 to Registration Statement has been signed below by the following persons, in the capacities indicated on April 25, 1997.



                      NAME                                                 TITLE
-------------------------------------------------    --------------------------------------------------

               /s/ ALAN G. QUASHA*                   Chairman of the Board and Director
-------------------------------------------------
                 Alan G. Quasha

               /s/ RAKESH K. KAUL                    Director, President and Chief Executive Officer
-------------------------------------------------    (principal executive officer)
                 Rakesh K. Kaul

              /s/ LARRY J. SVOBODA                   Senior Vice President and Chief Financial Officer
-------------------------------------------------    (principal financial officer)
                Larry J. Svoboda

                                                     Director
-------------------------------------------------
                  Ralph Destino

              /s/ J. DAVID HAKMAN*                   Director
-------------------------------------------------
                 J. David Hakman

                                                     Director
-------------------------------------------------
                  S. Lee Kling

                                                     Director
-------------------------------------------------
            Theodore H. Kruttschnitt

            /s/ ELIZABETH VALK LONG*                 Director
-------------------------------------------------
               Elizabeth Valk Long

                                                     Director
-------------------------------------------------
                Edmund R. Manwell

               /s/ JAN DU PLESSIS*                   Director
-------------------------------------------------
                 Jan du Plessis

                                                     Director
-------------------------------------------------
               Howard M. S. Tanner

              /s/ ROBERT F. WRIGHT*                  Director
-------------------------------------------------
                Robert F. Wright


---------------

* Larry J. Svoboda, pursuant to a Power of Attorney executed by each of the directors and officers noted above and filed with the Securities and Exchange Commission, by signing his name hereto, does hereby sign and execute this Amendment No. 1 to Registration Statement on Form S-3 on behalf of each of the persons noted above, in the capacities indicated.



                                                 /s/ LARRY J. SVOBODA

                                          --------------------------------------

                                                     Larry J. Svoboda

                                 EXHIBIT INDEX



    EXHIBIT
    NUMBER
    -------
     1.1      Standby Purchase Agreement, dated March 26, 1997, between Hanover Direct, Inc.
              and Richemont S.A.*
     4        Form of Subscription Certificate*
     5        Opinion of Brown Raysman Millstein Felder & Steiner LLP as to the legality of the securities being registered*
     8        Opinion of Brown Raysman Millstein Felder & Steiner LLP as to the tax
              consequences to holders*
    23.1      Consent of Arthur Andersen LLP
    23.2      Consent of Brown Raysman Millstein Felder & Steiner LLP (included in the opinion set forth as Exhibit 5 to this Registration Statement)
    24        Powers of Attorney of certain directors and officers of Hanover (included on page
              II-5 of the Registration Statement (Registration No. 333-25141) on Form S-3 filed on April 14, 1997)
    99.1      Form of Instructions to Shareholders as to use of Subscription Certificates*
    99.2      Form of Notice of Guaranteed Delivery for Subscription Certificates and Important
              Tax Information (See exhibit 99.1)
    99.3      Form of Subscription Agency Agreement*
    99.4      Form of Information Agent Agreement*
    99.5      Form of Letter to Common Stockholders who are record holders*
    99.6      Form of Letter to Common Stockholders whose addresses are outside the U.S.*
    99.7      Form of Letter to Common Stockholders who are beneficial holders*
    99.8      Form of Letter to Clients of Common Stockholders who are beneficial holders
    99.9      Form of Letter to Series B Preferred Stockholders*
    99.10     Form of Certification and Request for Additional Rights*
    99.11     Form of Letter to Participants in the 1994 Bonus Plan*
    99.12     Form of Letter to Participants in the 1995 Bonus Plan*
    99.13     Form of Letter to Participants in the All-Employee Equity Investment Plan*


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* Previously filed.